                                               Filed Pursuant to Rule 424(b)(4)
                                                     Registration No. 333-91541
PROSPECTUS

                               3,000,000 Shares

                              [LIQUID AUDIO LOGO]

                                 Common Stock
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  Liquid Audio is offering 2,496,076 of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 503,924 shares. Liquid Audio will not receive any of the proceeds from the sale of shares being sold by the selling stockholders.

  The common stock is quoted on the Nasdaq National Market under the symbol "LQID." The last reported sale price of the common stock on December 14, 1999 was $34.00 per share.

  Investing in the shares involves risks. Risk Factors begin on page 7.

                                                        Per Share    Total
                                                        --------- ------------
Public Offering Price..................................  $33.63   $100,875,000
Underwriting Discount..................................    1.68      5,040,000
Proceeds, before expenses, to Liquid Audio.............   31.95     79,737,148
Proceeds, before expenses, to the selling
 stockholders..........................................   31.95     16,097,852

  To the extent the underwriters sell more than 3,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 450,000 shares from Liquid Audio at the public offering price less the underwriting discount.

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

  Lehman Brothers expects to deliver the shares on or about December 20, 1999.

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Lehman Brothers

      Robertson Stephens

                    U.S. Bancorp Piper Jaffray

                              Dain Rauscher Wessels

                                                       Fidelity Capital Markets
                                            a division of National Financial
                                                  Services Corporation
                                          Facilitating Electronic Distribution

December 14, 1999

[INSIDE FRONT COVER]

[LIQUID AUDIO LOGO]

software and services for digital music delivery

liquifier pro and liquid server create and publish music

Software and services to encode, host and digitally deliver music over the Internet.

1.6 million previews available and 175,000 songs committed from 6,000 artists for sample and sale.

liquid music network syndicate music

Music is syndicated through the Liquid Music Network to more than 300 retail and music websites.

liquid player promote and sell music

Consumers preview, purchase and download music using the Liquid Player.

Music can be transferred to recordable compact disk.

[GRAPHIC OF SCREEN SHOT DEPICTING OUR SOFTWARE AND SERVICES]

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................  18
Price Range of Common Stock..............................................  18
Dividend Policy..........................................................  18
Capitalization...........................................................  19
Dilution.................................................................  20
Selected Financial Data..................................................  21
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  22

                                                                            Page
                                                                            ----
Business...................................................................  34
Management.................................................................  52
Related Party Transactions.................................................  60
Principal and Selling Stockholders.........................................  61
Description of Capital Stock...............................................  63
Shares Available for Future Sale...........................................  65
Underwriting...............................................................  66
Legal Matters..............................................................  68
Experts....................................................................  68
Where You May Find Additional Information..................................  68
Index to Financial Statements.............................................. F-1

                             ABOUT THIS PROSPECTUS

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

  See the section of this prospectus entitled "Risk Factors" for a discussion of certain factors that you should consider before investing in the common stock offered in this prospectus.

  Certain statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus are forward-looking statements. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in the prospectus that are not historical facts. When used in this prospectus, the words "expects," "anticipates," "intends," "plans," "believes," "seeks" and "estimates" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including our plans, objectives, expectations and intentions and other factors discussed under "Risk Factors."

  All trademarks and trade names appearing in this prospectus are the property of their respective holders.

                               PROSPECTUS SUMMARY

  You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our financial statements and notes to those statements appearing elsewhere in this prospectus.

  Except as otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise the option granted by Liquid Audio to purchase additional shares in this offering. See "Underwriting."

                                  Liquid Audio

  We provide a leading open platform that enables the digital delivery of music over the Internet. Our open platform is a comprehensive, flexible solution comprised of software products and services that gives artists, record companies, websites and retailers the ability to create, syndicate and sell recorded music with copy protection and copyright management. Through our Liquid Music Network website affiliates, we help artists and record companies promote and sell their recorded music. From our growing catalog of syndicated music, consumers can preview and purchase digital music. Consumers then can transfer downloaded music to recordable compact discs and to digital consumer devices following release by consumer electronics manufacturers.

  Our solution is based on an open technical architecture, which means that it is designed to support multiple leading digital music formats, including mp3 (an audio compression format developed by the Fraunhofer Institut) and Dolby AC-3 (an audio compression format developed by Dolby Laboratories, Inc.). These formats use compression technology to reduce the size of audio files, facilitating the digital delivery of music over the Internet. Numerous record companies and recording artists have used our platform to promote music releases, including Atlantic Records, BMG North America, Capitol Records, Columbia House, Dreamworks Records, EMI Music Group, Epic Records, Mammoth Records, Rounder Records, Tommy Boy Records, Warner Music Group, Tori Amos, David Bowie, Bruce Hornsby, The Dave Matthews Band, Sarah McLachlan and Alanis Morissette.

  The recorded music industry, which was approximately $38.7 billion worldwide in 1998, represents one of the largest opportunities for online digital delivery and commerce. The growing popularity of music on the Internet, combined with recent technology advances, has made the Internet a compelling medium for digital music delivery. Forrester Research has estimated that sales of recorded music through digital transmission will grow from less than 1% of all recorded music sales in the United States in 1999 to 7% of these sales in 2003.

  We believe we are the first company to offer a complete, commercially available solution for the digital delivery of music over the Internet. Our "end-to-end" solution facilitates the digital delivery of music from the point where a musician prepares music for delivery over the Internet, through transmission, to the point where the consumer downloads and listens to it. We began licensing our software in March 1997, and our comprehensive solution, which incorporates the Liquid Music Network, became commercially available in July 1998. Our platform has generated approximately $6.1 million of total net revenues from inception through September 30, 1999 and provides the following benefits:

  . Superior Consumer Experience. We make it simple for consumers to search for, sample and buy digital music recordings from our growing catalog of syndicated music.

  . Global Reach. Our platform allows artists, record companies and retailers to use the Internet as an additional global distribution channel to reach more consumers.

  . Increased Revenues and Lower Costs. Record companies and artists can increase their revenues by offering consumers their entire catalog of music online and achieve significant cost savings by reducing costs associated with manufacturing, warehousing and shipping.

  . Security and Compliance. Our platform protects against piracy by offering copyright management and copy protection for songs. Our services are able to restrict digital sales to consumers within specified geographic areas, enabling resellers to comply with distribution restrictions.

  We offer artists, record companies and websites a range of products and services for creating, syndicating and selling music digitally over the Internet.

  . Create Music. Our Liquifier Pro software product encodes, or prepares, music for delivery over the Internet. Encoded music is published to our Liquid Server software product, which manages the secure digital transfer and sale of music to consumers. We also offer complete turnkey digital music encoding and hosting services to artists and record companies.

  . Syndicate Music. We help artists reach more consumers and sell more music by syndicating their music for sale through our growing network of Liquid Music Network affiliates, which is a group of over 300 music-related websites and music retailer websites.

  . Sell Music. Using our Liquid Player desktop software product, consumers can preview, purchase and digitally download music to their computers. Music can then be transferred to a recordable compact disc or, in the future, to portable digital consumer devices. We also provide e-commerce and reporting services for artists and labels for digital music sales.

  Our objective is to be the premier enabling platform for the digital delivery of music over the Internet. Our strategies include:

  .Providing a Superior Consumer Experience;

  . Continuing to Broaden our Distribution Reach;

  . Expanding Syndicated Music Content;

  . Extending Technology Leadership; and

  . Generating Multiple Revenue Streams.

  Since early 1999, we have increased our emphasis on developing and marketing our digital delivery services. Many independent record labels have chosen to use our solution for promotion and sale of their music, including Beggars Banquet, Rounder Records, Rykodisc, Sub Pop Records and Twin/Tone Records. We have increased the number of these syndicated music recordings for sale from approximately 5,000 at the beginning of 1999 to more than 175,000 committed as of November 19, 1999. In addition, in August 1999, our Liquid Music Network began offering syndicated music through music retailer websites.

  We have established relationships with industry leaders to build brand recognition and enhance our content creation, syndication and sales opportunities worldwide. Our relationships include: Amazon.com; BMG North America; CDnow Inc.; Dolby Laboratories; EMI Recorded Music; Intel; Muze; RealNetworks; Sanyo; Texas Instruments; Toshiba; Towerrecords.com; Virgin Records and Yahoo!. We have also established international alliances in Korea and Japan to build our presence and infrastructure outside the United States.

  We currently generate the majority of our revenues from software product licensing fees and business development agreements to establish our presence internationally. As we expand our music delivery services, we expect to generate increasing revenues from the following areas:

  . Digital music downloads to consumers;

  . Hosting and e-commerce services for artists; and

  . Advertising and sponsorships.

  Digital music sales and transaction fees from our music delivery services accounted for less than 1% of our total net revenues in the year ended December 31, 1998 and approximately 1.5% of our total net revenues for the nine months ended September 30, 1999. Our accumulated deficit as of September 30, 1999 was approximately $32.1 million. In addition, we had net losses of approximately $8.5 million in 1998 and $16.0 million for the nine months ended September 30, 1999. Given our planned operating and capital expenditures, we expect to continue to incur losses and negative cash flows through at least 2002.

  We incorporated in California in January 1996 and reincorporated in Delaware in April 1999. Our principal executive offices are located at 810 Winslow Street, Redwood City, California 94063. Our phone number is (650) 549-2000 and our Internet address is www.liquidaudio.com. Information contained on our website does not constitute a part of this prospectus.

                                  The Offering

 Common stock offered by Liquid Audio..  2,496,076 shares
 Common stock offered by the selling
  stockholders.........................    503,924 shares
 Common stock outstanding after the
  offering............................. 21,364,831 shares
 Use of proceeds....................... We estimate that we will receive net proceeds from this offering of
                                        $79,237,000, or $93,612,000 if the
                                        underwriters exercise their over-
                                        allotment option in full. We expect to
                                        use the net proceeds for general
                                        corporate purposes, including working
                                        capital and capital expenditures,
                                        enhancing research and development,
                                        attracting key personnel and, if
                                        appropriate opportunities arise, the
                                        acquisition of, or investment in,
                                        businesses or technologies. See "Use
                                        of Proceeds."
 Nasdaq National Market symbol......... "LQID"

  In addition to the 21,364,831 shares of common stock to be outstanding after the offering, as of September 30, 1999 we may issue additional shares of common stock under the following plans and arrangements:

  . 2,450,706 shares issuable under our 1996 Equity Incentive Plan, consisting of:

   . 1,335,873 shares underlying options outstanding at a weighted average exercise price of $5.94 per share, of which 1,335,873 were exercisable at September 30, 1999; and

   . 1,114,833 shares available for future grant;

  . 608,730 shares issuable upon the exercise of warrants outstanding at a weighted average exercise price of $13.81 per share; and

  . 500,000 shares available for issuance under our 1999 Employee Stock
    Purchase Plan.

                             Summary Financial Data

  The following table summarizes the financial data of our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The financial results as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 are unaudited.

                            Period From
                            January 30,
                          1996 (inception)      Year Ended            Nine Months
                              Through          December 31,       Ended September 30,
                            December 31,   ---------------------  ---------------------
                                1996         1997        1998       1998        1999
                          ---------------- ---------  ----------  ---------  ----------
                               (in thousands, except share and per share data)
Statement of Operations
 Data:
Total net revenues......      $    --      $     256   $   2,803  $   1,727  $    3,061
Gross profit (loss).....           --           (137)      2,249      1,382       2,188
Net loss................       (1,264)        (6,216)     (8,539)    (5,946)    (16,035)
Basic and diluted net
 loss per share.........      $(14.93)     $   (4.95)  $   (3.60) $   (2.67) $    (2.07)
Shares used in per share
 calculation............       84,635      1,256,114   2,370,564  2,227,000   7,755,000
Pro forma basic and
 diluted net loss per
 share..................                                  $(0.85)            $    (1.10)
Shares used in pro forma
 per share
 calculation............                              10,041,546             14,561,000

  The following table provides a summary of our balance sheet as of September 30, 1999. The as adjusted column reflects the sale of 2,496,076 shares of common stock by us in this offering at the public offering price of $33.63 per share and after deducting the underwriting discount and estimated offering expenses payable by us. See "Use of Proceeds" and "Capitalization."

                                                     As of September 30, 1999
                                                     --------------------------
                                                       Actual     As Adjusted
                                                     ----------- --------------
                                                          (in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments... $    70,516  $    149,753
Working capital.....................................      66,055       145,292
Total assets........................................      76,995       156,232
Long-term debt, less current portion ...............       1,535         1,535
Total stockholders' equity .........................      68,957       148,194

                                  RISK FACTORS

  You should carefully consider the risks described below before making a decision to buy our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our common stock could decline, and you might lose all or part of your investment. You should also refer to the other information set forth in this prospectus, including our financial statements and the related notes.

                         Risks Related to Our Business

Our Limited Operating History in the New Market of Digital Delivery of Music Over the Internet Increases the Possibility That the Value of Your Investment Will Decline

  We incorporated in January 1996. We did not start generating revenues until the first quarter of 1997. In early 1999, we began to place greater emphasis on developing and marketing our digital music delivery services. Accordingly, we are still in the early stages of development and have only a limited operating history upon which you can evaluate our business. You should evaluate our chances of financial and operational success in light of the risks, uncertainties, expenses, delays and difficulties associated with starting a new business, many of which may be beyond our control.

Fluctuations in Our Quarterly Revenues and Operating Results Might Lead to Reduced Prices for Our Stock

  Our quarterly results of operation have varied in the past, and you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. In some future periods, our results of operations are likely to be below the expectations of public market analysts and investors. In this event, the price of our common stock would likely decline. Factors that have caused our results to fluctuate in the past and that are likely to affect us in the future include the following:

  . competition for consumers from traditional retailers as well as providers of online music services;

  . the announcement and introduction of new products and services by us and our competitors;

  . our ability to increase the number of websites that will use our platform for digital music delivery;

  . the timing of our partners' introduction of new products and services for digital music sales; and

  . variability and length of the sales cycle associated with our product and service offerings.

  In addition, other factors may also affect us, including:

  . market adoption and growth of sales of digitally downloaded recorded music over the Internet;

  . our ability to attract significant numbers of music recordings to be syndicated in our format;

  . market acceptance of new and enhanced versions of our products and services;

  . our ability to provide reliable and scalable service, including our ability to avoid potential system failures; and

  . the price and mix of products and services we offer.

  Some of these factors are within our control and others are outside of our control.

We Have a History of Losses, We Expect Losses to Continue and We Might Not Achieve or Maintain Profitability

  Our accumulated deficit as of September 30, 1999 was approximately $32.1 million. We had net losses of approximately $8.5 million in 1998 and $16.0 million for the nine months ended September 30, 1999. Given the level of our planned operating and capital expenditures, we expect to continue to incur losses and negative cash flows through at least 2002. Even if we ultimately do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If our revenues grow more slowly than we anticipate, or if our operating expenses exceed our expectations and cannot be adjusted accordingly, our business will be harmed. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

If We Do Not Increase the Number of Websites That Use Our Platform, Our Business Will Not Grow

  In order to grow our business, we need to increase the number of websites, including websites operated by music retailers, that use our technology and our syndicated content to digitally deliver recorded music. To increase the number of websites, we must do the following:

  . offer competitive products and services that meet industry standards;

  . attract more music content;

  . make it easy and cost-effective for music-related websites to sell digital music;

  . develop relationships with online retailers, music websites, online communities, broadband providers and Internet broadcasters; and

  . develop relationships with international music websites, retailers and broadband providers.

  Any failure to achieve one or more of these objectives would harm our business. We may not be successful in achieving any of these objectives.

  We also intend to increase our expenditures on marketing the Liquid Audio brand because we believe brand awareness will be critical to increasing our affiliates and end-user awareness. If we do not increase our revenues as a result of our branding and other marketing efforts or if we otherwise fail to promote our brand successfully, our business would be harmed.

If Artists and Record Labels Are Not Satisfied That They Can Securely, Digitally Deliver Their Music Over the Internet, We Might Not Have Sufficient Content to Attract Consumers

  Our success depends on our ability to aggregate a sufficient amount and variety of digital recorded music for syndication. In particular, until a significant number of artists and their record labels adopt a strategy of digitally delivering music over the Internet, the growth of our business might be limited. We currently do not create our own content; rather, we rely on record companies and artists for digital recorded music to be syndicated using our format. We believe record companies will remain reluctant to distribute their recorded music digitally unless they are satisfied that the digital delivery of their music over the Internet will not result in the unauthorized copying and distribution of that music. If record companies do not believe that recorded music can be securely delivered over the Internet, they will not allow the digital distribution of their recorded music and we might not have sufficient content to attract consumers. If we cannot offer a sufficient amount and variety of digital recorded music for syndication, our business might be harmed.

Due to the Many Factors That Influence Market Acceptance, Consumers Might Not Accept Our Platform

  Our success will depend on growth in consumer acceptance of our platform as a method for digital delivery of recorded music over the Internet. Factors that might influence market acceptance of our platform include the following, over which we have little or no control:

  . the availability of sufficient bandwidth on the Internet to enable consumers to download digital recorded music rapidly and easily;

  . the willingness of consumers to invest in computer technology that facilitates the downloading of digital music;

  . the cost of time-based Internet access;

  . the number and variety of digital recordings available for purchase through our system relative to those available through other online digital delivery companies, digital music websites or through traditional physical delivery of recordings;

  . the availability of portable devices to which digital recorded music can be transferred;

  . the fidelity and quality of the sound of the digital recorded music; and

  . the level of consumer comfort with the process of downloading and paying for digital music over the Internet, including ease of use and lack of concern about transaction security.

The Market for Digital Delivery of Music Over the Internet is Highly Competitive, and if We Cannot Compete Effectively, Our Revenues Might Decline

  Competition among companies in the business of digital delivery of music over the Internet is intense. If we do not compete effectively or if we experience pricing pressures, reduced margins or loss of market share resulting from increased competition, our business might be harmed.

  Competition is likely to increase as new companies enter the market and current competitors expand their products and services. Many of these potential competitors are likely to enjoy substantial competitive advantages, including the following:

  . larger audiences;

  . larger technical, production and editorial staffs;

  . greater brand recognition;

  . access to more recorded music content;

  . a more established Internet presence;

  . a larger advertiser base; and

  . substantially greater financial, marketing, technical and other resources.

  See "Business--Competition."

If Standards for the Secure, Digital Delivery of Recorded Music Are Not Adopted, the Piracy Concerns of Record Companies and Artists Might Not Be Satisfied, and They Might Not Use Our Platform for Digital Delivery of Their Music

  Because other digital recorded music formats, such as mp3, do not contain mechanisms for tracking the source or ownership of digital recordings, users are able to download and distribute unauthorized or "pirated" copies of copyrighted recorded music over the Internet. This piracy is a significant concern to record companies and artists, and is the reason many record companies and artists are reluctant to digitally deliver their recorded music over the Internet. The Secure Digital Music Initiative (SDMI) is a committee formed by the Recording Industry Association of America (RIAA) to propose a standard format for the secure digital delivery and use of recorded music. If a standard format is not adopted, however, unsecure copies of recorded music may continue to be available on the Internet, and record companies and artists might not permit the digital delivery of their music. Additionally, as long as pirated recordings are available, many consumers will choose free pirated recordings rather than paying for legitimate recordings. Accordingly, if a standard format for the secure digital delivery of music is not adopted, our business might be harmed.

  We have designed our current products to be adaptable to different music industry and technology standards. Numerous standards in the marketplace, however, could cause confusion as to whether our products and services are compatible. If a competitor were to establish the dominant industry standard, our business would be harmed.

If Our Platform Does Not Provide Sufficient Rights Reporting Information, Record Companies and Artists Are Unlikely to Digitally Deliver Their Recorded Music Using Our Platform

  Record companies and artists must be able to track the number of times their recorded music is downloaded so that they can make appropriate payments to music rights organizations, such as the American Society of Composers, Authors and Publishers, Broadcast Music Incorporated and SESAC, Inc. If our products and services do not accurately or completely provide this rights reporting information, record companies and artists might not use our platform to digitally deliver their recorded music, and our business might be harmed.

Our Business Might Be Harmed if We Fail to Price Our Products and Services Appropriately

  The price of Internet products and services is subject to rapid and frequent change. We may be forced for competitive or technical reasons to reduce or eliminate prices for certain of our products or services. If this happens, our business might be harmed.

If Our Relationships With Our International Partners Terminate, Our Revenues Might Decline

  We derive a portion of our revenues from business development fees from relationships with our international partners, Liquid Audio Korea, Liquid Audio Japan, SK Group and Super Stage. These relationships vary in size and scope. If one of these relationships does not generate a similar amount of revenue in subsequent periods, then our business could be harmed. Furthermore, the commercial terms for these relationships could cause our revenues to vary from period-to-period, which might result in unpredictability of our revenues.

Our Revenues Would Be Negatively Affected by the Loss of a Significant Customer

  We have derived, and we believe that we will continue to derive, a substantial portion of our net revenues from a limited number of customers and projects. Our ten largest customers for 1998 and the nine months ended September 30, 1999 represented approximately 70% and 91%, respectively, of our total net revenues. The loss of any significant customer or any significant reduction of total net revenues generated by significant customers, without an increase in revenues from other sources, would harm our business. The volume of products or services we sell to specific customers is likely to vary year to year, and a major customer in one year may not use our services in a subsequent year. A customer's decision not to use our services in a subsequent year might harm our business.

We Might Not Be Able to Scale Our Technology Infrastructure to Meet Demand for Our Products and Services

  Our success will depend on our ability to scale our technology infrastructure to meet the demand for our products and services. Adding this new capacity will be expensive, and we might not be able to do so successfully. In addition, we might not be able to protect our new or existing data centers from unexpected events as we scale our systems. To the extent that we do not address any capacity constraints effectively, our business would be harmed.

We Might Not Be Successful in Our Attempts to Keep Up With Rapid Technological Change and Evolving Industry Standards

  The markets for our products and services are characterized by rapidly changing technology, evolving industry standards, changes in customer needs, emerging competition, and frequent new product and service introductions. Our future success will depend, in part, on our ability to:

  . use leading technologies effectively;

  . continue to develop our strategic and technical expertise;

  . enhance our current products and services;

  . develop new products and services that meet changing customer needs;

  . advertise and market our products and services; and

  . influence and respond to emerging industry standards and other technological changes.

  This must be accomplished in a timely and cost-effective manner. We may not be successful in effectively using new technologies, developing new products or services or enhancing our existing products or services on a timely basis. These new technologies or enhancements may not achieve market acceptance. Our pursuit of necessary technological advances may require substantial time and expense. Finally, we may not succeed in adapting our services to new technologies as they emerge.

Companies Might Not Develop or Consumers Might Not Adopt Devices That Will Play Digitally Downloaded Music

  We believe that the market for digitally recorded music delivered over the Internet will not develop significantly until consumers are able to enjoy this music other than solely through the use of a personal computer. Several consumer electronics companies have introduced or announced plans to introduce devices that will allow digital music delivered over the Internet to be played away from the personal computer. If companies fail to introduce additional devices, consumers do not adopt these devices or our products and services are incompatible with these devices, our business would be harmed. In addition, digital music can be transferred to a compact disc, but that transfer requires a compact disc recorder (CD-R). Many desktop computer manufacturers offer CD-Rs in their computers. If companies do not continue to offer CD-Rs in their computers, consumers do not adopt CD-Rs or our products and services are incompatible with CD-Rs, our business might be harmed.

We Might Not Be Successful in the Development and Introduction of New Products and Services

  We depend in part on our ability to develop new or enhanced products and services in a timely manner and to provide new products and services that achieve rapid and broad market acceptance. We may fail to identify new product and service opportunities successfully and develop and bring to market new products and services in a timely manner. In addition, product innovations may not achieve the market penetration or price stability necessary for profitability.

  As the online medium continues to evolve, we plan to leverage our technology by introducing complementary products and services as additional sources of revenue. Accordingly, we may change our business model to take advantage of new business opportunities, including business areas in which we do not have extensive experience. For example, we recently focused on, and will continue to devote significant resources to, the development of digital music delivery services, as well as our software licensing business. If we fail to develop these or other businesses successfully, our business would be harmed.

We Might Experience Delays in the Development of New Products and Services

  We must continue to innovate and develop new versions of our software to remain competitive in the market for digital delivery of recorded music solutions. Our software products and services development efforts are inherently difficult to manage and keep on schedule. Our failure to manage and keep those development projects on schedule might harm our business.

Our Products and Services Might Contain Errors

  We offer complex products and services. They may contain undetected errors when first introduced or when new versions are released. If we market products and services that have errors or that do not function properly, then we may experience negative publicity, loss of or delay in market acceptance, or claims against us by customers, any of which might harm our business.

We Might Have Liability for the Content of the Recorded Music That We Digitally Deliver

  Because we digitally deliver recorded music to third parties, we might be sued for negligence, copyright or trademark infringement or other reasons. These types of claims have been brought, sometimes successfully, against providers of online products and services in the past. Others could also sue us for the content that is accessible from our website through links to other websites. These claims might include, among others, claims that by hosting, directly or indirectly, the websites of third parties, we are liable for copyright or trademark infringement or other wrongful actions by these third parties through these websites. Our insurance may not adequately protect us against these types of claims and, even if these claims do not result in liability, we could incur significant costs in investigating and defending against these claims.

  We have taken steps to prevent these claims. For example, we have arrangements with companies that use our hosting services that will allow us to delete potentially infringing or misappropriating materials quickly and securely. We also have put into place indemnification agreements with music content providers, where practicable. Under the Digital Millenium Copyright Act of 1999, Internet service providers are insulated from several types of these claims, upon compliance with the requirement that they appoint an agent to receive claims relating to their service, and we intend to appoint an agent.

  In 1998, Congress passed the Internet Freedom Act, which imposes a three-year moratorium on state and local taxes on Internet-based transactions. We cannot assure you that this moratorium will be extended. Failure to renew this moratorium would allow various states to impose taxes on e-commerce, which might harm our business.

Several of Our Customers Have Had Limited Operating Histories, are Unprofitable and Might Have Difficulty Meeting Their Payment Obligations to Us

  Several of our significant customers, including our international partners Liquid Audio Japan and Liquid Audio Korea, have had limited operating histories and have not achieved profitability. We believe that this will be true of other customers in the future. You should evaluate the ability of these companies to meet their payment obligations to us in light of the risks, expenses and difficulties encountered by companies with limited operating histories. If one or more of our customers were unable to pay for our services in the future, or paid more slowly than we anticipate, our business might be harmed. As of September 30, 1999, 46% of our trade accounts receivable, or $155,000, was more than 30 days past due. We believe that we have provided adequate reserves for past due amounts.

System Failures or Delays Might Harm Our Business

  Our operations depend on our ability to protect our computer systems against damage from fire, water, power loss, telecommunications failures, computer viruses, vandalism and other malicious acts, and similar unexpected adverse events. Interruptions or slowdowns in our services have resulted from the failure of our telecommunications providers to supply the necessary data communications capacity in the time frame we required, as well as from deliberate acts. Despite precautions we have taken, unanticipated problems affecting our systems could in the future cause temporary interruptions or delays in the services we provide. Our customers might become dissatisfied by any system failure or delay that interrupts our ability to provide service to them or slows our response time. Sustained or repeated system failures or delays would affect our reputation, which would harm our business. Slow response time or system failures could also result from straining the capacity of our software or hardware due to an increase in the volume of products and services delivered through our servers. While we carry business interruption insurance, it might not be sufficient to cover any serious or prolonged emergencies, and our business might be harmed.

We Might Be Unable to License or Acquire Technology

  We rely on certain technologies that we license or acquire from third parties, including Dolby Laboratories Licensing Corporation, Fraunhofer Institut and RSA Data Security, Inc. These technologies are integrated with our internally developed software and used in our products, to perform key functions and to enhance the value of our platform. These third-party licenses or acquisitions may not continue to be available to us on commercially reasonable terms or at all. Any inability to acquire these licenses or software on commercially reasonable terms might harm our business.

Our Future Success Depends on Our Key Personnel

  Our future success depends to a significant extent on the continued service of our key technical, sales and senior management personnel and their ability to execute our growth strategy. The loss of the services of any of our senior level management, or other key employees, could harm our business. Our future performance will depend, in part, on the ability of our executive officers to work together effectively. Our executive officers may not be successful in carrying out their duties or running our company. Any dissent among executive officers could impair our ability to make strategic decisions quickly in a rapidly changing market.

  Our future success also depends on our ability to attract, retain and motivate highly skilled employees. Competition for employees in our industry is intense. Although we provide compensation packages that include incentive stock options, cash incentives and other employee benefits, the volatility and current market price of our common stock may make it difficult for us to attract, assimilate and retain highly qualified employees in the future. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications.

Our Management and Internal Systems Might Be Inadequate to Handle the Potential Growth of Our Personnel

  To manage future growth, our management must continue to improve our operational and financial systems and expand, train, retain and manage our employee base. Our management may not be able to manage our growth effectively. If our systems, procedures and controls are inadequate to support our operations, our expansion would be halted and we could lose our opportunity to gain significant market share. Any inability to manage growth effectively may harm our business.

We Depend on Proprietary Rights to Develop and Protect Our Technology

  Our success and ability to compete substantially depends on our internally developed technologies and trademarks, which we protect through a combination of patent, copyright, trade secret and trademark laws. Patent applications or trademark registrations may not be approved. Even if they are approved, our patents or trademarks may be successfully challenged by others or invalidated. If our trademark registrations are not approved because third parties own these trademarks, our use of these trademarks would be restricted unless we enter into arrangements with the third-party owners, which might not be possible on commercially reasonable terms or at all.

  The primary forms of intellectual property protection for our products and services internationally are patents and copyrights. Patent protection throughout the world is generally established on a country-by-country basis. To date, we have not applied for any patents outside the United States. We may do so in the future. Copyrights throughout the world are protected by several international treaties, including the Berne Convention for the Protection of Literary and Artistic Works. Despite these international laws, the level of practical protection for intellectual property varies among countries. In particular, United States government officials have criticized countries such as China and Brazil for inadequate intellectual property protection. If our intellectual property is infringed in any country without a high level of intellectual property protection, our business could be harmed.

  We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our technologies, documentation and other proprietary information. Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use our solutions or technologies. The steps we have taken may not prevent misappropriation of our solutions or technologies, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States. See "Business-- Intellectual Property."

  We have licensed, and we may license in the future, certain proprietary rights to third parties. While we attempt to ensure that the quality of our brand is maintained by our business partners, they may take actions that could impair the value of our proprietary rights or our reputation. In addition, these business partners may not take the same steps we have taken to prevent misappropriation of our solutions or technologies.

We Face and Might Face Intellectual Property Infringement Claims That Might Be Costly to Resolve

  In May 1999, Microtome, Inc. notified us that it believes our Liquifier Pro Encoding Tool, when used in conjunction with our Liquid Music Player, infringes two of its patents. In June 1999 and July 1999, we received letters from three other corporations, each separately suggesting that we review patents to which they claim rights. We are aware that one of these corporations has sued several parties and these claims may result in our being involved in litigation. Although we have no reason to believe we infringe the valid proprietary rights of Microtome, Inc. or any other party, we cannot assure you that we do not infringe the valid intellectual property rights of others, or that third parties will not assert additional claims in the future or that any claims will not be successful. We could incur substantial costs and diversion of management resources to defend any claims relating to proprietary rights, which could harm our business. In addition, we are obligated under certain agreements to indemnify the other party for claims that we infringe on the proprietary rights of third parties. If we are required to indemnify parties under these agreements, our business could be harmed. If someone asserts a claim against us relating to proprietary technology or information, we might seek licenses to this intellectual property. We might not be able to obtain licenses on commercially reasonable terms, or at all. The failure to obtain the necessary licenses or other rights might materially harm our business. See "Business-- Litigation and Patent Infringement Claims."

Difficulties Presented by International Economic, Political, Legal, Accounting and Business Factors Could Harm Our Business in International Markets

  A key component of our strategy is to expand into international markets. The following risks are inherent in doing business on an international level and we have little or no control over them:

  . unexpected changes in regulatory requirements;

  . export restrictions;

  . export controls relating to encryption technology;

  . longer payment cycles;

  . problems in collecting accounts receivable;

  . political and economic instability; and

  . potentially adverse tax consequences.

  In addition, other factors that may also affect us and over which we have some control include the following:

  . difficulties in staffing and managing international operations;

  . differences in music rights reporting structures; and

  . seasonal reductions in business activity.

  We have entered into individual agreements in Japan and Korea, and we may enter into similar arrangements in the future in other countries. One or more of the factors listed above may harm our present or future international operations and, consequently, our business.

We Might Need Additional Capital in the Future and Additional Financing Might Not Be Available

  We currently anticipate that our available cash resources, combined with the net proceeds from this offering and financing available under existing lease agreements, will be sufficient to meet our anticipated working capital and capital expenditure requirements for the foreseeable future. However, we may need to raise additional funds through public or private debt or equity financing in order to:

  . take advantage of opportunities, including more rapid international expansion or acquisitions of complementary businesses or technologies;

  . develop new products or services; or

  . respond to competitive pressures.

  Any additional financing we may need may not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we might not be able to take advantage of unanticipated opportunities, develop new products or services, or otherwise respond to unanticipated competitive pressures, and our business could be harmed. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially as a result of a number of factors, including those set forth in this "Risk Factors" section. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Potential Year 2000 Risks Might Harm Our Business

  Many currently installed computer systems and software products worldwide are coded to accept only two-digit entries to identify a year in the date code field. Consequently, on January 1, 2000, many of these systems could fail or malfunction because they are not able to distinguish between the year 1900 and the year 2000. Accordingly, many companies, including Liquid Audio and our customers, potential customers, vendors and strategic partners, may need to upgrade their systems to comply with applicable year 2000 requirements.

  Because we and our customers depend, to a very substantial degree, upon the proper functioning of computer systems, a failure of these systems to correctly recognize dates beyond January 1, 2000 could disrupt operations. Any disruptions could harm our business. Additionally, our failure to provide year 2000 compliant solutions to our customers could result in financial loss, reputational harm and legal liability to us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

                         Risks Related to Our Industry

Internet Security Concerns Could Hinder E-Commerce

  A significant barrier to e-commerce and communications over the Internet has been the need for secure transmission of confidential information. Internet usage may not increase at the rate we expect unless some of those concerns are adequately addressed and found acceptable by the market. Internet usage could also decline if any well-publicized compromise of security occurs. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by these breaches. Protections may not be available at a reasonable price or at all. If a third person were able to misappropriate a user's personal information, users could bring claims against us.

Imposition of Sales and Other Taxes On E-Commerce Transactions Might Hinder E-Commerce

  We do not collect sales and other taxes when we sell our products and services over the Internet. States or local governments may seek to impose sales tax collection obligations on out-of-state companies, such as ours, which engage in or facilitate e-commerce. A number of proposals have been made at the state and local level that would impose additional taxes on the sale of products and services through the Internet. These proposals, if adopted, could substantially impair the growth of e-commerce and could reduce our opportunity to derive profits from e-commerce. Moreover, if any state or local government or foreign country were to successfully assert that we should collect sales or other taxes on the exchange of products and services on our system, our business might be harmed.

Demand for Our Products and Services Might Decrease if Growth in the Use of the Internet Declines

  Our future success substantially depends upon the continued growth in the use of the Internet. The number of users on the Internet may not increase and commerce over the Internet may not become more accepted and widespread for a number of reasons, including the following, over which we have little or no control:

  . actual or perceived lack of security of information, such as credit card numbers;

  . lack of access and ease of use;

  . inconsistent quality of service and lack of availability of cost-effective, high speed service;

  . possible outages due to year 2000 difficulties or other damage to the Internet;

  . excessive governmental regulation; and

  . uncertainty regarding intellectual property rights.

  If the necessary infrastructure, products, services or facilities are not developed, or if the Internet does not grow as a commercial medium, our business would be harmed.

Government Regulation of the Internet Might Harm Our Business

  The applicability to the Internet of existing laws governing issues such as property ownership, libel and personal privacy is uncertain. In addition, governmental authorities may seek to further regulate the Internet with respect to issues such as user privacy, pornography, acceptable content, e-commerce, taxation, and the pricing, characteristics and quality of products and services. Finally, the global nature of the Internet could subject us to the laws of a foreign jurisdiction in an unpredictable manner. Any new legislation regulating the Internet could inhibit the growth of the Internet and decrease the acceptance of the Internet as a communications and commercial medium, which might harm our business.

  In addition, the growing use of the Internet has burdened the existing telecommunications infrastructure and has caused interruptions in telephone service. Telephone carriers have petitioned the government to regulate the Internet and impose usage fees on Internet service providers. Any regulations of this type could increase the costs of using the Internet and impede its growth, which could in turn decrease the demand for our services or otherwise harm our business.

                         Risks Related to This Offering

The Price of Our Common Stock is Likely to Be Volatile and Subject to Wide Fluctuations

  The market prices of the securities of Internet-related companies have been especially volatile and these securities may be overvalued. Thus, the market price of our common stock has been, and will likely continue to be, subject to wide fluctuations. If our revenues do not grow or grow more slowly than we anticipate, or if operating or capital expenditures exceed our expectations and cannot be adjusted accordingly, or if some other event adversely affects us, the market price of our common stock could decline. In addition, if the market for Internet-related stocks or the stock market in general experiences a loss in investor confidence or otherwise fails, the market price of our common stock could fall for reasons unrelated to our business, results of operations and financial condition. Investors might be unable to resell their shares of our common stock at or above the offering price. In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we were to become the subject of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources.

Provisions in Our Charter Documents Might Deter Acquisition Bids for Us

  We have adopted a classified board of directors and our stockholders are unable to call special meetings of stockholders, to act by written consent, to remove any director or the entire board of directors without cause, or to fill any vacancy on the board of directors, and must meet advance notice requirements for stockholder proposals. Our board of directors may also issue preferred stock without any vote or further action by the stockholders. These provisions and other provisions under Delaware law could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. See "Description of Capital Stock."

Our Officers and Directors Exert Substantial Influence Over Us

  We anticipate that our executive officers, our directors and entities affiliated with them together will beneficially own approximately 34.4% of our outstanding common stock following the completion of this offering. As a result, these stockholders will be able to exercise substantial influence over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in our control.

Management Could Invest or Spend the Proceeds of This Offering in Ways With Which the Stockholders Might Not Agree

  We have no specific allocations for the net proceeds of this offering. Consequently, management will retain a significant amount of discretion over the application of these proceeds. Because of the number and variability of factors that will determine our use of these proceeds, our applications may vary substantially from our current intentions to invest the net proceeds of the offering in short-term, interest bearing, investment grade marketable securities.

Sales of a Substantial Amount of Our Common Stock After This Offering Could Cause Our Stock Price to Fall

  Our common stock began trading on the Nasdaq National Market on July 8, 1999; however, to date there has been only a limited number of shares trading in the public market. This offering will result in an additional 3,000,000 shares of our common stock being available on the open market. Further, our current stockholders hold 9,940,892 shares that they will be able to sell in the public market beginning on January 5, 2000, when the lock-up agreements signed in connection with our initial public offering expire. In addition, on the 91st day following this offering, our selling stockholders will be able to sell an additional 3,623,939 shares of our common stock. Sales of a substantial number of shares of our common stock in this offering and thereafter could cause our stock price to fall. In addition, the sale of shares by our stockholders could impair our ability to raise capital through the sale of additional stock. See "Underwriting" and "Shares Available for Future Sale."

You Will Incur Immediate and Substantial Dilution

  The public offering price is substantially higher than the net book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate substantial dilution. In addition, we have issued options and warrants to acquire common stock at prices significantly below the public offering price. To the extent these outstanding options and warrants are exercised, there will be further dilution to investors in this offering.

                                USE OF PROCEEDS

  We estimate the net proceeds from the offering to be approximately $79,237,000, or $93,612,000 if the underwriters exercise their over-allotment option in full, at the public offering price of $33.63 per share and after deducting the underwriting discount and estimated offering expenses. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

  We are conducting this offering primarily to increase our equity capital, to create a larger public float for our common stock, to facilitate future access to public equity markets and to allow for the orderly liquidation of the investments made by some of our stockholders. We expect to use the net proceeds from the offering for general corporate purposes, including working capital and capital expenditures, enhancing research and development, attracting key personnel and, if appropriate opportunities arise, the acquisition of, or investment in, businesses or technologies. We are not, however, currently discussing any potential acquisition or investment with any third party. As of the date of this prospectus, we cannot specify the particular uses for the net proceeds. Accordingly, our management will have broad discretion in the application of the net proceeds. Until we use the net proceeds, we intend to invest them in short-term, interest bearing, investment grade marketable securities.

                          PRICE RANGE OF COMMON STOCK

  Our common stock has been quoted on the Nasdaq National Market under the symbol "LQID" since July 8, 1999. Before then, there was no public market for our common stock. The following table presents, for the periods indicated, the high and low closing prices per share of the common stock as reported on the Nasdaq National Market.

                                                   High   Low
                                                  ------ ------
       Third Quarter (since July 8, 1999)........ $40.44 $20.88
       Fourth Quarter (through December 14,
        1999)....................................  45.13  29.75

  On December 14, 1999, the reported last sale price of the common stock on the Nasdaq National Market was $34.00. As of September 30, 1999, there were approximately 99 stockholders of record.

                                DIVIDEND POLICY

  We have never declared or paid any dividends on our common stock. We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and the expansion of our business. Any future determination to pay cash dividends will be at the discretion of the board of directors and will depend upon our financial condition, operating results, capital requirements and other factors the board of directors deems relevant.

                                 CAPITALIZATION

  The following table sets forth our short-term debt and capitalization as of September 30, 1999. Our capitalization is presented:

  . on an actual basis; and

  . on an as adjusted basis to reflect our receipt of the estimated net proceeds from the sale of the 2,496,076 shares of common stock offered by us in the offering at the public offering price of $33.63 per share and after deducting the underwriting discount and estimated offering expenses.

                                                    As of September 30, 1999
                                                   -----------------------------
                                                     Actual       As Adjusted
                                                   ------------  ---------------
                                                   (in thousands, unaudited)
Short-term debt................................... $        774   $        774
                                                   ============   ============
Long-term debt, less current portion.............. $      1,535   $      1,535
Stockholders' equity:
 Preferred stock, $0.001 par value; 5,000,000
  shares authorized; none issued or outstanding,
  actual or as adjusted...........................           --             --
 Common stock, $0.001 par value; 50,000,000 shares
  authorized; 18,868,755 shares issued and
  outstanding, actual; 21,364,831 shares issued
  and outstanding, as adjusted....................           19             21
 Additional paid-in capital.......................      102,362        181,597
 Unearned compensation............................       (1,370)        (1,370)
 Accumulated deficit..............................      (32,054)       (32,054)
                                                   ------------   ------------
  Total stockholders' equity......................       68,957        148,194
                                                   ------------   ------------
   Total capitalization........................... $     70,492   $    149,729
                                                   ============   ============

  In addition to the shares of common stock to be outstanding after the offering, as of September 30, 1999 we may issue additional shares of common stock under the following plans and arrangements:

  . 2,450,706 shares issuable under our 1996 Equity Incentive Plan, consisting of:

   . 1,335,873 shares underlying options outstanding at a weighted average exercise price of $5.94 per share, of which 1,335,873 were exercisable at September 30, 1999; and

   . 1,114,833 shares available for future grant;

  . 608,730 shares issuable upon the exercise of warrants outstanding at a weighted average exercise price of $13.81 per share; and

  . 500,000 shares available for issuance under our 1999 Employee Stock
    Purchase Plan.

  Please read the capitalization table together with the sections of this prospectus entitled "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements included in this prospectus.

                                    DILUTION

  As of September 30, 1999, our net tangible book value was $68,957,000, or $3.65 per share of common stock. "Net tangible book value" per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the number of shares of common stock outstanding. As of September 30, 1999, our net tangible book value on a pro forma basis to reflect the sale of the 2,496,076 shares offered in this offering at the public offering price of $33.63 per share and after deducting the underwriting discount and estimated offering expenses, would have been approximately $6.94 per share. This represents an immediate increase of $3.29 per share to existing stockholders and an immediate dilution of $26.69 per share to new investors. The following table illustrates this per share dilution:

   Initial public offering price per share........................       $33.63
     Net tangible book value per share as of September 30, 1999... $3.65
     Increase per share attributable to new investors.............  3.29
                                                                   -----
   Pro forma net tangible book value per share after the
    offering......................................................         6.94
                                                                         ------
   Dilution per share to new investors............................       $26.69
                                                                         ======

                            SELECTED FINANCIAL DATA

  The following selected financial data should be read in conjunction with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for the period from January 30, 1996 (inception) through December 31, 1996 and for the years ended December 31, 1997 and 1998, and the balance sheet data at December 31, 1997 and 1998, are derived from financial statements that PricewaterhouseCoopers LLP, independent accountants, have audited and are included elsewhere in this prospectus. The balance sheet data at December 31, 1996 are derived from audited financial statements not included in this prospectus. The statement of operations data for the nine-month periods ended September 30, 1998 and 1999, and the balance sheet data at September 30, 1999, are derived from unaudited interim financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on substantially the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year.

                          Period From
                          January 30,
                              1996
                          (inception)       Year Ended         Nine Months Ended
                            Through        December 31,          September 30,
                          December 31, ---------------------  ---------------------
                              1996       1997        1998       1998        1999
                          ------------ ---------  ----------  ---------  ----------
                             (in thousands, except share and per share data)
Statement of Operations
 Data:
Net revenues:
 License................    $    --      $   246      $1,235       $808    $  1,129
 Services...............         --           10         268        169         367
 Business development
  (related party).......         --           --       1,300        750       1,565
                            -------    ---------  ----------  ---------  ----------
 Total net revenues.....         --          256       2,803      1,727       3,061
                            -------    ---------  ----------  ---------  ----------
Cost of net revenues:
 License................         --          302         310        175         156
 Services...............         --           91         242        170         649
 Business development
  (related party).......         --           --           2         --          68
                            -------    ---------  ----------  ---------  ----------
 Total cost of net reve-
  nues..................         --          393         554        345         873
                            -------    ---------  ----------  ---------  ----------
Gross profit (loss).....         --         (137)      2,249      1,382       2,188

Operating expenses:
 Sales and marketing....        237        2,820       4,035      2,676       6,449
 Research and develop-
  ment..................        692        1,880       4,109      2,666       7,710
 General and administra-
  tive..................        327          898       1,642      1,155       1,741
 Strategic marketing eq-
  uity instruments......         --           --          --         --       2,190
 Stock compensation ex-
  pense.................         31          534       1,241        882       1,119
                            -------    ---------  ----------  ---------  ----------
 Total operating ex-
  penses................      1,287        6,132      11,027      7,379      19,209
                            -------    ---------  ----------  ---------  ----------
Loss from operations....     (1,287)      (6,269)     (8,778)    (5,997)    (17,021)
Interest income.........         24          125         379        151       1,172
Interest expense........         (1)         (72)       (140)      (100)       (138)
Other income (expense),
 net....................         --           --          --         --         (48)
                            -------    ---------  ----------  ---------  ----------
Net loss................    $(1,264)     $(6,216)    $(8,539)   $(5,946)   $(16,035)
                            =======    =========  ==========  =========  ==========
Basic and diluted net
 loss per share.........    $(14.93)      $(4.95)     $(3.60)    $(2.67)   $  (2.07)
Shares used in per share
 calculation............     84,635    1,256,114   2,370,564  2,227,000   7,755,000
Pro forma basic and
 diluted net loss per
 share..................                              $(0.85)              $  (1.10)
Shares used in pro forma
 per share calculation..                          10,041,546             14,561,000

                                           December 31,
                                     --------------------------  September 30,
                                      1996     1997      1998        1999
                                     -------  -------  --------  -------------
                                                 (in thousands)
Balance Sheet Data:
Cash and cash equivalents........... $   864  $ 2,387  $ 14,143     $62,913
Short-term investments..............      --       --     3,001       7,603
Working capital.....................     660      858    15,060      66,055
Total assets........................   1,086    3,335    20,026      76,995
Long-term debt, less current
 portion............................     103      218       969       1,535
Mandatorily redeemable convertible
 preferred stock and warrants.......   2,001    8,247    29,801          --
Total stockholders' equity
 (deficit)..........................  (1,228)  (6,879)  (14,133)     68,957

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion of our financial condition and results of operations should be read together with the financial statements and related notes that are included later in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" or in other parts of this prospectus.

Overview

  We are a leading provider of software products and services that enable artists, record companies and retailers to create, syndicate and sell music digitally over the Internet. Our products and services are based on an open technical architecture that is designed to support a variety of digital music formats. From our inception in January 1996 through early 1997, we devoted substantially all of our efforts to product development, raising capital and recruiting personnel. We first generated revenues in the first quarter of 1997 through the licensing of our Liquifier Pro, Liquid Server and Liquid Player software products. In November 1997, we introduced a subscription-based hosting service for digital recorded music utilizing our technology. In July 1998, to enhance consumer access to the music we were hosting, we launched the Liquid Music Network (LMN), a syndicated network that currently links over 300 affiliated music-related and music retailer websites.

  In early 1999, we began to place greater emphasis on developing and marketing our digital music delivery services. Since that time, we have invested significant resources to increase our distribution reach by expanding the LMN, building our syndicated music catalog available for sale, actively participating in standards initiatives and establishing our international presence. We also have established international initiatives within the Pacific Rim to lay the groundwork for offering digital music download services to consumers in these markets. As a provider of digital music delivery services, we expect our revenue sources to expand beyond software license sales to include sales of digital recorded music and hosting service fees. Revenues from digital music sales and transaction fees from our music delivery services represented less than 1% of total net revenues in 1998 and approximately 1.5% for first nine months of 1999. Our Liquid Music Network began offering syndicated music through music retailer websites in the third quarter of 1999.

  To date, we have derived our revenues principally from the licensing of software products and services fees associated with business development contracts. We license our software products to record companies, artists and websites. Software license revenues, net of a provision for estimated sales returns, are recognized upon shipment of the product to the customer. We also generate services revenues from maintenance fees related to our licensed software products and hosting fees from record companies and artists. We defer and recognize maintenance and hosting fees as service revenue ratably over the life of the related contract, which is typically one year. We intend to increase our services revenues by significantly expanding our hosting and music delivery services. Revenues derived from hosting services include subscription fees from artists for encoding and storing music files, e-commerce services and transaction reporting. Music delivery services revenues include sales of digital recorded music through our LMN website affiliates and transaction fees from music retailers and websites related to the Liquid Muze Previews service for sample music clips. Business development revenues primarily consist of fees from agreements under which we assist strategic partners with the development of businesses that use our digital recorded music delivery technology. These U.S. dollar-denominated, nonrefundable fees are based upon agreements under which the strategic partners are contractually obligated to pay us consulting services fees and software license fees related to the establishment of businesses in various countries. We recognize the fees as they are earned; the specific timing of this recognition depends on the terms and conditions of the particular contractual arrangements. We bear full credit risk with respect to substantially all sales.

  We expense all research and development as incurred. Development costs incurred in the period from achievement of technological feasibility, which we define as the establishment of a working model, until the general availability of this software to customers, have been short, and therefore software development costs qualifying for capitalization have been insignificant. Accordingly, we have not capitalized any software development costs to date.

  We have a limited operating history upon which investors may evaluate our business and prospects. Since inception we have incurred significant losses, and as of September 30, 1999 we had an accumulated deficit of approximately $32.1 million. We intend to continue to expend significant financial and management resources on the development of additional products and services, sales and marketing, improved technology and expanded operations. As a result, we expect to incur additional losses and continued negative cash flow from operations through at least 2002. Our revenues may not increase or even continue at their current levels or we may not achieve or maintain profitability or generate cash from operations in future periods. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as the digital delivery of recorded music. We may not be successful in addressing these risks, and our failure to do so would harm our business.

Results of Operations

  The following table presents our statement of operations data expressed as a percentage of total net revenues:

                                           Nine Months
                           Year Ended         Ended
                            December        September
                               31,             30,
                           -------------   -------------
                            1997    1998   1998    1999
                           ------   ----   -----   -----
Statement of Operations
 Data:
Net revenues:
 License..................     96%    44%     47%     37%
 Services.................      4     10      10      12
 Business development
  (related party).........     --     46      43      51
                           ------   ----   -----   -----
  Total net revenues......    100    100     100     100
Cost of net revenues:
 License..................    118     11      10       5
 Services.................     36      9      10      21
 Business development
  (related party).........     --     --      --       2
                           ------   ----   -----   -----
  Total cost of net
   revenues...............    154     20      20      28
                           ------   ----   -----   -----
Gross profit (loss).......    (54)    80      80      72

Operating expenses:
 Sales and marketing......  1,101    144     155     211
 Research and
  development.............    734    146     154     252
 General and
  administrative..........    351     59      67      57
 Strategic marketing--
  equity instruments......     --     --      --      72
 Stock compensation
  expense.................    209     44      51      36
                           ------   ----   -----   -----
  Total operating
   expenses...............  2,395    393     427     628
                           ------   ----   -----   -----
Loss from operations...... (2,449)  (313)   (347)   (556)
Interest income...........     49     13       9      39
Interest expense..........    (28)    (5)     (6)     (5)
Other income (expense),
 net......................     --     --      --      (2)
                           ------   ----   -----   -----
Net loss.................. (2,428)% (305)%  (344)%  (524)%
                           ======   ====   =====   =====

Nine Months Ended September 30, 1998 and 1999

Total Net Revenues

  Total net revenues increased 77% from $1.7 million for the nine months ended September 30, 1998 to $3.1 million for the nine months ended September 30, 1999.

  License. License revenues increased 40% from $808,000 for the nine months ended September 30, 1998 to $1.1 million for the nine months ended September 30, 1999. This increase is largely a result of additional Liquid Player license fees received under an agreement with a single customer. Under this agreement, which terminates on December 31, 1999, we received total fees of $1.5 million. The timing of these payments was based on the delivery of a single Liquid Player license. Upon delivery of this Liquid Player license in November 1998, we received $1.0 million, which is being recognized ratably over the 14 months ending December 31, 1999. We received the remaining $500,000 in May 1999, which is being recognized ratably over the eight months ending December 31, 1999. Due to our shift in marketing emphasis from software licensing to the delivery of digital music services, however, revenues from licensing of our Liquifier Pro and Liquid Server software decreased in the first nine months of 1999 compared to the first nine months of 1998, which partially offset the increase in Liquid Player revenues described above. After the final revenues are recognized from the Liquid Player license described above, we expect our license revenues to decline for at least the first and second quarters of 2000.

  Services. Services revenues increased 117% from $169,000 for the nine months ended September 30, 1998 to $367,000 for the nine months ended September 30, 1999. This increase was due to increased maintenance and hosting fees and the addition of revenues from selling advertising and sponsorships, the Liquid Muze Previews service and music sales in the 1999 period.

  Business Development (Related Party). Business development revenues increased 109% from $750,000 for the nine months ended September 30, 1998 to $1.6 million for the nine months ended September 30, 1999. Services fees of $500,000 and $250,000 in the first nine months of 1998 were earned under an agreement with our strategic partners in Korea and Japan, respectively. Of the total business development fees in the first nine months of 1999, $583,000 were earned from our strategic partner in Japan under a separate agreement and related to a non-refundable fee of $1.0 million that was received and is being recognized as services revenue ratably over the 12-month term of the related agreement, $500,000 in services fees were earned from our strategic partner in Japan related to the signing of a letter of intent to develop a local business in Taiwan and Hong Kong, $372,000 were earned from Liquid Audio Korea for consulting services fees, software licensing and equipment sales and $110,000 were from software license sales to Liquid Audio Japan.

  For the nine months ended September 30, 1998, approximately 42% of total net revenues came from sales to two customers, SK Group and Super Stage. For the nine months ended September 30, 1999, approximately 78% of total net revenues came from sales to three customers, Super Stage, Adaptec and Liquid Audio Korea. International revenues represented approximately 62% and 52% of total net revenues for the nine months ended September 30, 1998 and 1999, respectively.

Total Cost of Net Revenues

  Our gross profit decreased from approximately 80% of total net revenues for the nine months ended September 30, 1998 to approximately 72% of total net revenues for the nine months ended September 30, 1999.

  License. Cost of license revenues primarily consists of royalties paid to third-party technology vendors and costs of documentation, duplication and packaging. Cost of license revenues was $175,000 for the nine months ended September 30, 1998 and $156,000 for the nine months ended September 30, 1999, a decrease of 11%. Cost of license revenues decreased due to product mix differences and the cancellation of certain third-party technology licenses.

  Services. Cost of services revenues primarily consists of compensation for customer service and encoding personnel and an allocation of our occupancy costs and other overhead. Cost of services revenues increased 282% from $170,000 for the nine months ended September 30, 1998 to $649,000 for the nine months ended September 30, 1999. The increase in cost of services revenues was due primarily to the addition of encoding and customer service personnel.

  Business Development (Related Party). Cost of business development revenues primarily consists of equipment and royalties paid to third-party technology vendors. Cost of business development revenues was $0 for the nine months ended September 30, 1998 and $68,000 for the nine months ended September 30, 1999.

Operating Expenses

  Sales and Marketing. Sales and marketing expenses consist primarily of compensation for our sales, marketing and business development personnel, advertising, trade show and other promotional costs, design and creation expenses for marketing literature and our website and an allocation of our occupancy costs and other overhead. Sales and marketing expenses increased 141% from $2.7 million for the nine months ended September 30, 1998 to $6.4 million for the nine months ended September 30, 1999. This increase was primarily due to increases in the number of sales and marketing personnel and in our advertising and promotional programs. The nine months ended September 30, 1999 include a $378,000 impairment loss on our investment in Liquid Audio Japan. We expect that sales and marketing expenses will increase in future periods due to expanded efforts to market and promote our products and services both domestically and internationally.

  Research and Development. Research and development expenses consist primarily of compensation for our research and development, network operations and product management personnel and payments to outside contractors and, to a lesser extent, of depreciation on equipment used for research and development and an allocation of our occupancy costs and other overhead. Research and development expenses increased 189% from $2.7 million for the nine months ended September 30, 1998 to $7.7 million for the nine months ended September 30, 1999. This increase was primarily due to increases in the number of personnel and outside contractors needed to enhance our existing software products, develop and enhance our online services, develop new products and services and build our external network and computer data center infrastructure. We expect that research and development expenses will increase in absolute dollars in future periods due to expanded investments in the development of enhanced and new products and online services.

  General and Administrative. General and administrative expenses consist primarily of compensation for personnel and payments to outside contractors for general corporate functions, including finance, information systems, human resources, facilities, legal and general management, fees for professional services, bad debt expense and an allocation of our occupancy costs and other overhead. General and administrative expenses increased 51% from $1.2 million for the nine months ended September 30, 1998 to $1.7 million for the nine months ended September 30, 1999. This increase was primarily due to increases in the number of personnel and outside contractors needed to support the growth of our business and professional fees. General and administrative expenses declined as a percentage of total net revenues. We expect that general and administrative expenses will increase in absolute dollars as we hire additional personnel and incur additional expenses relating to the anticipated growth of our business, such as costs associated with increased infrastructure and our public company status.

  Strategic Marketing--Equity Instruments. Strategic marketing--equity instruments consist of expenses associated with the value of common stock and warrants issued to partners as part of our strategic marketing agreements. Common stock expense is based on the fair market value of our stock at the time it was issued. Warrant expense is based on the estimated fair value of the warrants based on the Black-Scholes option pricing model and the provisions of EITF 96-18. Strategic marketing--equity instruments expense was $0 for the nine months ended September 30, 1998 and $2.2 million for the nine months ended September 30, 1999. For the nine months ended September 30, 1999, $1.1 million relates to 100,000 shares of common stock issued to Virgin Holdings, Inc., an affiliate of EMI Recorded Music, in exchange for the right to create digitally encoded copies of EMI sound recordings using the Liquid Audio and Genuine mp3 formats and $95,000 relates to fully vested warrants issued to other record companies as part of our content and distribution agreements with them.

In June 1999, we signed an advertising agreement with Amazon.com, Inc. to collaborate on event-based advertising using our digital delivery services. In connection with this agreement, we issued a fully vested warrant to purchase approximately 254,000 shares of common stock to Amazon.com. The warrant was valued at approximately $2.0 million and is being recognized ratably over the one-year term of the agreement; as a result, $675,000 was recognized as strategic marketing--equity instruments expense in the nine months ended September 30, 1999. Under the advertising agreement with Amazon.com, an additional warrant to purchase approximately 127,000 shares of common stock will be granted to Amazon.com and will vest over a 12-month period, if and when we sign a definitive agreement with Amazon.com to utilize our technology for a specific business program. These shares will be valued at the then fair market value of our common stock, if and when a commitment for performance by Amazon.com has been reached, or at a date when Amazon.com has performed its contractual obligations under the agreement. In August 1999, we signed an agreement with Yahoo! Inc. to promote the distribution of digital music on its website. In connection with this agreement, we agreed to grant Yahoo! three warrants totaling 250,000 shares of common stock. The first warrant for 83,334 shares vested immediately, and was valued at $903,000, which is being recognized ratably over the one-year term of the agreement. The second warrant for 83,333 shares vests in August 2000, and will be remeasured each quarter until the warrant vests, based on the fair market value of our common stock at the end of the period. At September 30, 1999, this warrant was valued at $1.9 million, which is being recognized ratably over the one-year term of the agreement. For the nine months ended September 30, 1999, $104,000 and $216,000 were recognized as strategic marketing--equity instruments expense for the first and second warrants, respectively. The third warrant for 83,333 shares, which may be issued if the relationship with Yahoo! is extended beyond the first year, would begin to vest in August 2000, at which time the warrant would be valued.

  Stock Compensation Expense. Stock compensation expense relates to stock-based employee compensation arrangements. Stock compensation expense is based on the difference between fair market value of our common stock and the exercise price of options to purchase that stock on the date of the grant, and is being recognized on an appropriate accelerated basis over the vesting periods of the related options, usually four years. The total unearned compensation recorded by us from inception to September 30, 1999 was $4.3 million. We recognized $882,000 and $1.1 million of stock compensation expense for the nine months ended September 30, 1998 and 1999. We expect quarterly amortization related to those options to be approximately $250,000 for the fourth quarter of 1999 and between $200,000 and $130,000 per quarter during 2000 and annual amortization to be $330,000 during 2001 and $100,000 during 2002. These future compensation charges would be reduced if any employee terminates employment prior to the expiration of the employee's option vesting period.

  Interest Income. Interest income consists of earnings on our cash, cash equivalents and short-term investments. Interest income increased from $151,000 for the nine months ended September 30, 1998 to $1.2 million for the nine months ended September 30, 1999. This increase was primarily due to interest received on higher average cash, cash equivalent and short-term investment balances resulting from proceeds of the initial public offering of our common stock in July 1999.

  Interest Expense. Interest expense consists of expenses related to our financing obligations, which include borrowings under equipment loans, short-term loans and capital lease obligations. Interest increased from $100,000 for the nine months ended September 30, 1998 to $138,000 for the nine months ended September 30, 1999. This increase was primarily due to higher average financing obligation balances resulting from additional capital leases and borrowings under our equipment loans during 1998 and 1999.

  Other Income (Expense), Net. Other income (expense), net consists of expenses related to the Japanese yen denominated loan used to fund our purchase of shares in Liquid Audio Japan. Other income (expense), net was $0 for the nine months ended September 30, 1998 and $48,000 for the nine months ended September 30, 1999.

Period From January 30, 1996 (inception) Through December 31, 1996 and Years Ended December 31, 1997 and 1998

Total Net Revenues

  We had no revenues in 1996, as we were still in an early development stage. Total net revenues increased 995% from $256,000 in 1997 to $2.8 million in 1998.

  License. License revenues increased 402% from $246,000 in 1997 to $1.2 million in 1998. This increase was due to higher sales of software product licenses, resulting from the introduction in 1998 of new versions of our software products and expansion to international markets.

  Services. Services revenues increased from $10,000 in 1997 to $268,000 in 1998. This increase was due to higher maintenance fees related to the increase in license revenues and increased sales of hosting services, which were introduced in November 1997.

  Business Development (Related Party). Business development revenues were $0 in 1997 and $1.3 million in 1998. Business development revenues were recorded when contracts with related parties in Korea and Japan were executed and related contractual obligations were satisfied. Business development fees totalling $950,000 and $250,000 were earned from our strategic partners in Korea and Japan, respectively. For the year ended December 31, 1998, we recognized our proportionate share (40%) of losses recorded by Liquid Audio Korea. Our share of the equity losses amounted to $400,000, which equaled our total investment in Liquid Audio Korea. These equity losses were offset against the revenue earned in 1998 from our strategic partner in Korea in order to more clearly reflect the substance of the business development transactions with our strategic partner. Other fees of $100,000 relate to the delivery of products to the Korean joint-venture entity.

  For the year ended December 31, 1997, approximately 71% of total net revenues came from sales to three customers, Music.co.jp, Columbia House and DreamNet. For the year ended December 31, 1998, approximately 34% of total net revenues came from sales to one customer, SK Group. International revenues represented approximately 65% and 66% of total net revenues for the years ended December 31, 1997 and 1998.

Total Cost of Net Revenues

  Our gross profit (loss) increased from approximately (54)% for the year ended December 31, 1997 to approximately 80% for the year ended December 31, 1998. Total cost of net revenues increased 41% from $393,000 in 1997 to $554,000 in 1998.

  License. Cost of license revenues was $302,000 in 1997 and $310,000 in 1998, an increase of 3%. Cost of license revenues remained relatively constant because, while we decided not to renew certain third-party software licenses, the resulting reductions were offset by higher royalties paid due to the increase in license revenues in the 1999 period.

  Services. Cost of services revenues was $91,000 in 1997 and $242,000 in 1998, an increase of 166%. This increase was primarily due to the addition of customer service and encoding personnel.

  Business Development (Related Party). Cost of business development revenues was $0 in 1997 and $2,000 in 1998.

Operating Expenses

  Sales and Marketing. Sales and marketing expenses increased from $237,000 to $2.8 million to $4.0 million for the period from January 30, 1996 (inception) through December 31, 1996 and the years ended December 31, 1997 and 1998, respectively. The increases from period to period were primarily due to the addition of marketing personnel starting in the first quarter of 1998, increased expenses associated with promotion and marketing efforts, and the addition of a direct sales force, which we began building in the second half of 1997.

  Research and Development. Research and development expenses increased 172% and 119% from $692,000 to $1.9 million to $4.1 million for the period from January 30, 1996 (inception) through December 31, 1996 and the years ended December 31, 1997 and 1998, respectively. The increases from period to period were primarily due to increased personnel and outside contractors needed to enhance our existing software products, develop and enhance online services, develop new products and services and build our external network and computer data center infrastructure.

  General and Administrative. General and administrative expenses increased 175% and 83% from $327,000 to $898,000 to $1.6 million for the period from January 30, 1996 (inception) through December 31, 1996 and the years ended December 31, 1997 and 1998, respectively. The increases from period to period were primarily due to increases in the number of personnel and outside contractors, the higher level of professional services required to support the growth of our operations and increased infrastructure costs.

  Stock Compensation Expense. We recognized $31,000, $534,000 and $1.2 million of stock compensation expense for the period from January 30, 1996 (inception) through December 31, 1996 and the years ended December 31, 1997 and 1998.

  Interest Income. Interest income increased 421% and 203% from $24,000 to $125,000 to $379,000 for the period from January 30, 1996 (inception) through December 31, 1996 and the years ended December 31, 1997 and 1998, respectively. The increases from period to period were primarily due to interest received on higher average cash and cash equivalent balances resulting from private sales of preferred stock in the second quarter of 1997 and the third quarter of 1998.

  Interest Expense. Interest expense increased from $1,000 to $72,000 to $140,000 for the period from January 30, 1996 (inception) through December 31, 1996 and the years ended December 31, 1997 and 1998, respectively. The increases were primarily due to higher average financing obligation balances resulting from borrowings under short-term loan agreements in 1997 and 1998, additional capital leases in 1997 and 1998, and borrowings under the equipment line of credit during 1998.

  Income Taxes. At December 31, 1998, we had $13.0 million of federal and $12.9 million of state net operating loss carryforwards available to offset future taxable income, which will expire in varying amounts beginning in 2011 and 2004, respectively. At December 31, 1998, we had $210,000 of federal and $170,000 of state research and development credit carryforwards available to offset future taxable income. The federal carryforwards expire in varying amounts beginning in 2011. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Management has estimated that the net operating loss carryforwards from inception are currently limited to $7.5 million annually. See note 8 of notes to financial statements.

Quarterly Results of Operations

  The following table sets forth statement of operations data for the three months ended March 31, June 30, September 30 and December 31, 1998, and March 31, June 30 and September 30, 1999. The information for each of these quarters has been prepared on substantially the same basis as the audited financial statements included elsewhere in this prospectus and, in our opinion, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for these periods. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year.

                                             Three Months Ended
                         ---------------------------------------------------------------
                                    June     Sept.    Dec.               June     Sept.
                         March 31,   30,      30,      31,    March 31,   30,      30,
                           1998     1998     1998     1998      1999     1999     1999
                         --------- -------  -------  -------  --------- -------  -------
                                          (in thousands, unaudited)
Net revenues:
 License................  $   192  $   242  $   374  $   427   $   259  $   394  $   476
 Services...............       32       33      104       99        89      101      177
 Business development
  (related party).......       --      225      525      550       183      250    1,132
                          -------  -------  -------  -------   -------  -------  -------
  Total net revenues....      224      500    1,003    1,076       531      745    1,785
Cost of net revenues:
 License................       49       63       63      135        46       52       58
 Services...............       53       47       70       72       153      172      324
 Business development
  (related party).......       --       --       --        2         2       --       66
                          -------  -------  -------  -------   -------  -------  -------
  Total cost of net
   revenues.............      102      110      133      209       201      224      448
                          -------  -------  -------  -------   -------  -------  -------
Gross profit............      122      390      870      867       330      521    1,337

Operating expenses:
 Sales and marketing....      787    1,002      887    1,359     2,119    1,797    2,533
 Research and
  development...........      775      863    1,028    1,443     1,560    2,701    3,449
 General and
  administrative........      278      329      548      487       502      498      741
 Strategic marketing--
  equity instruments....       --       --       --       --        --    1,364      826
 Stock compensation
  expense...............      259      284      339      359       425      364      330
                          -------  -------  -------  -------   -------  -------  -------
  Total operating
   expenses.............    2,099    2,478    2,802    3,648     4,606    6,724    7,879
                          -------  -------  -------  -------   -------  -------  -------
Loss from operations....   (1,977)  (2,088)  (1,932)  (2,781)   (4,276)  (6,203)  (6,542)
Interest income.........       12        1      138      228       184      158      830
Interest expense........      (20)     (46)     (34)     (40)      (51)     (32)     (55)
Other income (expense),
 net....................       --       --       --       --        --        5      (53)
                          -------  -------  -------  -------   -------  -------  -------
Net loss................  $(1,985) $(2,133) $(1,828) $(2,593)  $(4,143) $(6,072) $(5,820)
                          =======  =======  =======  =======   =======  =======  =======

  Our total net revenues increased in each quarter of 1998, declined in the quarter ended March 31, 1999 and increased in subsequent quarters. The increases in license revenues through the quarter ended December 31, 1998 were due to higher sales of our software product licenses and sales expansion in international markets. License revenues declined in the quarter ended March 31, 1999 due to the shift of our marketing efforts towards the development of our digital music delivery services business. License revenues increased in the quarters ended June 30, 1999 and September 30, 1999 due to additional license fees under a single Liquid Player license. The increases in services revenues through the quarter ended September 30, 1998 included consulting fees from non-recurring projects. The decreases in services revenues from the quarter ended September 30, 1998 to the quarter ended March 31, 1999 were due to decreases in software maintenance revenues. The increases in services revenues in the quarters ended June 30, 1999 and September 30, 1999 were due to increases in hosting fees and the addition of revenues from promotion and advertising services, Liquid

Muze Previews service and music sales. Business development revenues fluctuated from quarter to quarter due to the terms and conditions of the contractual arrangements with our strategic partners in Korea and Japan. The increase in business development revenues in the third quarter of 1999 was primarily due to the signing of a new customer, as well as the recognition of revenues in accordance with existing contracts.

  Total cost of net revenues declined in the quarter ended June 30, 1998 and increased in succeeding quarters through the quarter ended September 30, 1999. Cost of license revenues fluctuated with total net revenues for the corresponding periods and the timing of adding and terminating third-party software licenses. Cost of services revenues has increased since June 30, 1998 primarily due to the addition of customer service and encoding personnel.

  Total operating expenses have increased in each of the quarters presented reflecting the growth of our operations. The increase in sales and marketing expenses for the quarter ended March 31, 1999 included the write-off of our $378,000 investment in Liquid Audio Japan.

  Our quarterly and annual operating results are likely to fluctuate significantly in the future due to a variety of factors, many of which are outside our control. Additionally, as a result of our limited operating history and the emerging nature of the digital delivery of recorded music market in which we compete, it is difficult for us to forecast our revenues or earnings accurately. Our current and future expense levels are based largely on our investment plans and estimates of future revenues and are, to a large extent, fixed. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any significant shortfall in revenues relative to our planned expenditures would harm our business. Due to these factors, our quarterly revenues and operating results are difficult to forecast. We believe that period to period comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance. In addition, it is likely that in one or more future quarters our operating results will fall below the expectations of securities analysts and investors. In that event, the trading price of our common stock would likely fall. See "Risk Factors--Our Limited Operating History in the New Market of Digital Delivery of Music Over the Internet Increases the Possibility That the Value of Your Investment Will Decline" and "--Fluctuations in Our Quarterly Revenues and Operating Results Might Lead to Reduced Prices for Our Stock."

Liquidity and Capital Resources

  Since inception, we have financed our operations primarily through the initial public offering of our common stock, private placements of our preferred stock, equipment financing, lines of credit and short-term loans. As of September 30, 1999, we had raised $65.9 million through our initial public offering of common stock and $29.8 million through sales of our preferred stock and had approximately $70.5 million of cash, cash equivalents and short-term investments.

  Net cash used in operating activities in the period from January 30, 1996 (inception) through December 31, 1996, the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1998 and 1999 was $1.1 million, $4.8 million, $5.8 million, $4.2 million and $9.6 million, respectively. Net cash used for operating activities in each of these periods was primarily the result of net losses before non-cash charges, which include strategic marketing--equity instruments expense, amortization of unearned compensation and equity investment losses in Liquid Audio Korea and Liquid Audio Japan, offset by increases in deferred revenue and accrued expenses and other current liabilities. We established an allowance for doubtful accounts based on our estimate of customer accounts that may not be collected by us. The allowance for doubtful accounts decreased from $231,000 at December 31, 1998 to $156,000 at September 30, 1999, representing 38% and 46% of gross accounts receivable, respectively. This decrease in the allowance is due to a lower gross accounts receivable balance at September 30, 1999.

  Net cash used in investing activities in the period from January 30, 1996 (inception) through December 31, 1996, the years ended December 31, 1997 and 1998 and the nine months ended September 30,

1998 and 1999 was $83,000, $319,000, $4.4 million, $1.5 million and $8.0 million, respectively. Net cash used in investing activities was related to the acquisition of property and equipment, the purchase of short-term investments and the equity investment in Liquid Audio Korea in 1998 and the sale of short-term investments in the nine months ended September 30, 1999.

  Net cash provided by financing activities in the period from January 30, 1996 (inception) through December 31, 1996, the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1998 and 1999 was $2.0 million, $6.6 million, $21.9 million, $21.1 million and $66.4 million, respectively. The net cash provided by financing activities for the period from January 30, 1996 (inception) through December 31, 1996, the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1998 was due primarily to the sales of shares of our preferred stock. Net cash was also provided by borrowings under a line of credit in 1997 that was repaid in 1998, and proceeds from an equipment loan in 1998 and the nine months ended September 30, 1999. The net cash provided for the nine months ended September 30, 1999 was due primarily to the sale of our common stock in our initial public offering.

  We had a bank revolving line of credit for up to $1.0 million based on 80% of eligible accounts receivable that expired on November 15, 1999. As of September 30, 1999, we had no borrowings under the revolving line of credit. We may renew this revolving line of credit. We had a bank equipment loan facility that provided for advances of up to $3.0 million through November 1999. Borrowings under the equipment loan facility are repayable in monthly installments over three years and bear interest at the bank's prime interest rate plus 0.25%, 8.5% at September 30, 1999. Borrowings are secured by the related equipment and other assets. Under the equipment loan facility, we had borrowed amounts totaling $1.8 million through September 30, 1999. We also have lease financing agreements that provide for the lease of computers and office equipment of up to $1.0 million. As of September 30, 1999, we had borrowed $737,000 under the lease financing agreements. Our other significant commitments consist of obligations under non-cancelable operating leases, which totaled $880,000 as of December 31, 1998 and are payable in monthly installments through 2002, and a related party note in the amount of $425,000 that was issued in the three months ended March 31, 1999. The related party note payable was issued to Super Factory, Inc., an entity affiliated with our Japanese strategic partner, Super Stage, is repayable in Japanese yen and bears interest at 0.5% above a Japanese bank's prime rate (approximately 3.1% at September 30, 1999). The principal is due on December 31, 2003, with quarterly interest payments.

  For the year ended December 31, 1998, we recorded equity losses of $400,000 related to our investment in Liquid Audio Korea and, for the nine months ended September 30, 1999, we recorded an impairment loss of $378,000 related to our investment in Liquid Audio Japan. Although high risk in nature, we believe that these types of investments outside of the United States are important to establish a complementary international distribution infrastructure. In Korea, we have partnered with the SK Group to have Liquid Audio Korea focus on kiosk-based retail applications of our technology. These applications are intended to allow consumers to preview and purchase compact discs and other transportable media from retail entertainment centers. Liquid Audio Korea released these kiosks in the first retail entertainment center in October 1999. In Japan, we have partnered with Super Stage, Itochu, Hikari Tsushin and Hapinet to have Liquid Audio Japan exclusively resell and distribute a Japanese version of our software technology.

  Although we have no material commitments for capital expenditures or strategic investments, we anticipate an increase in the rate of capital expenditures consistent with our anticipated growth in operations, infrastructure and personnel. We anticipate that we will continue to add computer hardware resources, deploy additional computer data centers worldwide and expand our primary office facility during the next 12 months. We may also use cash to acquire or license technology, products or businesses related to our current business. In addition, we anticipate that we will continue to experience significant growth in our operating expenses for the foreseeable future and that our operating expenses will be a material use of our cash resources.

  We believe that the net proceeds from this offering, together with existing cash, cash equivalents and short-term investments and financing available under lease agreements will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the foreseeable future, although we may seek to raise additional capital during that period. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all.

Market Risk Disclosure

  At September 30, 1999, we had an investment portfolio of cash, money market funds, commercial securities and U.S. Government bonds, including those classified as short-term investments, of $70.5 million. We had a related party loan outstanding at September 30, 1999 of $425,000, which was denominated in Japanese yen and bore interest at 3.1%. These instruments, like all fixed income instruments, are subject to interest rate risk. The fixed income portfolio will fall in value and the related party note payable interest would increase if there were an increase in interest rates. If market interest rates were to increase immediately and uniformly by 10% from levels as of December 31, 1998 and September 30, 1999, the decline of the fair value of the fixed income portfolio and related party note payable would not be material. See notes 1 and 2 of notes to financial statements.

Recent Accounting Pronouncements

  In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 requires all costs related to the development of internal use software other than those incurred during the application development stage to be expensed as incurred. Costs incurred during the application development stage are required to be capitalized and amortized over the estimated useful life of the software. SOP 98-1 is effective for our fiscal year ending December 31, 1999. We do not expect its adoption to have a material effect on our financial statements.

  In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if so, the type of hedge transaction. We do not expect that the adoption of SFAS No. 133 will have a material effect on our financial statements.

  In December 1998, the AICPA issued Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions" (SOP 98-9). SOP 98-9 amends certain elements of SOP 97-2 and provides additional authoritative guidance on software revenue recognition. SOP 98-9 is effective for fiscal years beginning after March 15, 1999. We do not expect its adoption to have a material effect on our financial statements. See note 1 of notes to financial statements.

Year 2000 Compliance

  Many currently installed computer systems and software products worldwide are coded to accept only two-digit entries to identify a year in the date code field. Consequently, on January 1, 2000, many of these systems could fail or malfunction because they are not able to distinguish between the year 1900 and the year 2000. Accordingly, many companies, including ourselves and our customers, potential customers, vendors and strategic partners, may need to upgrade their systems to comply with applicable year 2000 requirements.

  Because we and our customers depend, to a very substantial degree, upon the proper functioning of computer systems, a failure of these systems to correctly recognize dates beyond January 1, 2000 could disrupt operations. Any disruptions could harm our business. Additionally, our failure to provide year 2000 compliant solutions to our customers could result in financial loss, reputational harm and legal liability to us. We believe that our products and services are year 2000 compliant; however, our products and services are often integrated with other systems that may not be compliant.

  In 1998, we formed a year 2000 assessment and contingency planning committee to review both our information technology systems and our non-information technology systems, and where necessary to plan for and supervise the remediation of those systems. The committee is headed by our Chief Technology Officer. We believe the committee has identified all of our critical hardware and software systems. The providers of these systems have confirmed that they are year 2000 compliant. We have conducted tests and expect to conduct additional tests of these systems as part of our year 2000 efforts.

  We have contacted our significant vendors to determine the extent to which they are vulnerable to year 2000 issues. Based on the information that we have received from these vendors, we do not believe that they will be vulnerable to year 2000 issues.

  We estimate that our cost to become year 2000 compliant has been $150,000, and we believe that any additional costs related to becoming year 2000 compliant will not be material.

  We have not made a full assessment of the extent to which our customers might be vulnerable to year 2000 issues. Likewise, we have not made a full assessment of the extent to which other third parties with which we transact business have determined their vulnerability to year 2000 issues.

  We are developing contingency plans for critical individual information technology systems and non-information technology systems to address year 2000 risks not fully resolved by our year 2000 program. We believe that the year 2000 risk will not present significant operational problems for us. However, there can be no assurance that our year 2000 program will prevent any harm to our business.

  If our Year 2000 program is inadequate and our business operations are materially impacted, we could incur additional costs to recover any lost information and replace affected systems. We believe that these systems could be replaced without significant difficulty as replacement systems are generally available on commercially reasonable terms. We also have regular data back-up procedures that would assist in the recovery of lost business information.

                                    BUSINESS

  We provide a leading open platform that enables the digital delivery of music over the Internet. Our software products and services give artists, record companies, websites and retailers the ability to create, syndicate and sell recorded music with copy protection and copyright management. Through our Liquid Music Network website affiliates, we help artists and record companies promote and sell their recorded music. From our growing catalog of syndicated music, consumers can preview and purchase digital music. Consumers then can transfer downloaded music to recordable compact discs and to digital consumer devices following release by consumer electronics manufacturers. Our solution is based on an open technical architecture that is designed to support multiple leading digital music formats, including mp3 and Dolby AC-3. Numerous record companies and recording artists have used our platform to promote music releases including Atlantic Records, BMG North America, Capitol Records, Columbia House, Dreamworks Records, EMI Music Group, Epic Records, Mammoth Records, Rounder Records, Tommy Boy Records, Warner Music Group, Tori Amos, David Bowie, Bruce Hornsby, The Dave Matthews Band, Sarah McLachlan and Alanis Morissette.

Industry Background

The Recorded Music Industry

  The recorded music industry represents one of the largest opportunities for online digital delivery and commerce. According to the International Federation of the Phonographic Industry (IFPI), worldwide recorded music sales represented a $38.7 billion market in 1998. The United States music industry, which represents nearly one-third of worldwide recorded music sales, encompasses more than 200,000 professional musicians, 7,500 record labels, 100 distributors, 4,000 independent retailers and millions of consumers. The recorded music industry has operated under the same basic business model for many years. Typically, record companies sign artists to exclusive contracts under which the record companies develop and promote artists' music. The companies then sell this recorded music through wholesale and retail distribution channels to consumers. In addition, there are millions of amateur musicians who do not have access to distribution through traditional channels.

  The Major Labels. Five major global record companies--BMG Entertainment, EMI Music, Sony Corporation, Universal Music Group and Warner Communications Inc.-- and their numerous affiliated labels account for more than 80% of all recorded music sales worldwide. Each of these companies is organized worldwide on a geographic basis, with each local subsidiary having control over distribution within its territory. These companies invest significant resources in infrastructure to support their operations. They are vertically integrated and operate recording, manufacturing, distribution, warehousing, and sales and marketing organizations.

  Each of the major record companies signs and introduces only a small number of new artists each year. New artists are generally required to sign exclusive, long-term agreements that do not obligate the record company to release any records. In return, artists receive a royalty, typically based on a percentage of the suggested retail list price of a record, but only after the record company recoups production costs and other advances. For new artists in the United States, this royalty generally ranges from 7% to 12%. Record companies engage in large-scale promotional and marketing programs that utilize local offices and staff in major cities to coordinate these programs through radio, television and other traditional media. Each of these companies supports multiple manufacturing plants, distribution centers and warehouses and uses ground transportation to ship recorded music to retailers and wholesalers.

  Independent Labels and Artists. In addition to the five major record companies, there are thousands of independent record companies. Some of the better-known independent labels are Beggars Banquet, Platinum Entertainment, Rounder Records and Rykodisc. These independent labels account for a large portion of the sound recordings published each year in the United States, and represent a rapidly growing revenue segment of the United States recorded music industry. These companies differ significantly from the major record companies in a number of ways, including:

  . they usually pay higher royalties to artists and offer shorter-term recording agreements;

  . they have more limited capital resources available for recording, manufacturing and promotion costs; and

  . they find national distribution difficult to obtain and expensive when available.

  The inherent difficulties and costs associated with this model have caused many independent record companies to begin marketing programs to sell recorded music directly to consumers. One notable example is The Artist Formerly Known As Prince, who markets his recordings on his own label through his website and through independent distributors.

  Traditional Retail Distribution and Sales. The distribution channels for and the retail sales of recorded music are becoming concentrated due to increased competition and consolidation. Retail sales are primarily "hit" driven, with a small number of titles accounting for the majority of retail sales in most periods. In addition, in order to offer consumers a wide variety of music, retailers bear the infrastructure costs necessary to stock recordings that are not currently hits, known as catalog recordings. Current hits and catalog recordings sold through retail stores represent only a small fraction of all recorded music. In addition, distributors of recorded music are subject to territorial restrictions, which limit the countries in which they can distribute and sell.

The Recorded Music Industry and the Internet

  The Internet presents a significant opportunity for the rapid and cost-effective distribution, promotion and sale of recorded music. Music is one of the most popular topics on the Internet as reflected by the increasing number of music-related websites and the growth of online sales of compact discs. To date, online recorded music sales have occurred primarily through the purchase of compact discs through online retailers. Forrester Research expects online vendors such as Amazon.com Inc. and CDnow Inc. to drive total online sales of compact discs in the United States from an estimated $890 million in 1999 to an estimated $6.7 billion in 2003. These online retailers generally do not take physical custody of recordings, but rather refer their orders to fulfillment houses that are responsible for shipping the compact discs to customers. The popularity of online buying is also forcing traditional retailers to sell recorded music using the Internet, either through their own websites or in the future through in-store kiosks.

  Advances in digital compression technologies now allow the transmission of near-compact disc quality audio over the Internet. Due to the size of the transmitted files, most digital music transmitted to date has been song samples used by online retailers to allow shoppers to preview music. More recently, however, many websites have begun to offer "full length," three to four minute, single music recordings for transmission and storage in compressed formats. Several audio compression standards are currently used, including AAC, AC-3 and mp3. To date, most digital music downloads have been promotional in nature. Recorded music sales delivered through digital transmission have been minimal, but are expected to reach 7% of all United States recorded music sales by 2003, according to Forrester Research. Several manufacturers have introduced or announced plans to introduce portable devices, such as the Rio from Diamond Multimedia and the Lyra from Thomson Consumer Electronics, that will play downloaded digital music.

Challenges of Digital Music Delivery and Commerce over the Internet

  Music consumers increasingly want both to hear recorded music in real time on their computers and to store these recordings for later playback on portable devices as well as computers. But, as downloading music from the Internet has become increasingly popular, music content copyright owners, including the major record companies, have expressed concerns about unauthorized copying, or "pirating," of copyrighted sound recordings. Many compression technologies, including the basic mp3 standard specification, lack copy protection. This can result in the unauthorized downloading and replication of digital music. The major recording industry association, the Recording Industry Association of America (RIAA), has formed a committee, the Secure Digital Music Initiative (SDMI), to propose a standard for the secure digital distribution and use of recorded music.

  The e-commerce market for downloadable recorded music is just emerging and there is limited availability of digital music on the Internet. The major record companies to date have engaged only in limited efforts to sell recorded music through digital transmission. The Internet as a commerce medium presents several challenges to the record companies, including the ability to comply with geographical territorial restrictions and copyright and trading concerns. Most artists, restricted by their existing contracts with record companies, have not been able to take advantage of selling their music over the Internet directly to consumers. Retailers have had success selling compact discs online, but have not had a way to integrate the sale of digital recorded music into existing online stores.

  We believe that there is a need for a comprehensive solution to create, syndicate and sell music over the Internet. This solution must address the following:

  . Systems Optimized for Music Creation. Systems for encoding digital music recordings must be easy to use, capable of being integrated into the creative tools that recording producers use every day, create high fidelity recordings, and be scalable--capable of encoding a significant volume of material in a relatively short time.

  . Copy Protection and Copyright Management. Systems must provide the ability to limit and track the number of copies made of a particular sound recording. A successful system must also have utilities for cataloging, auditing and reporting sales and uses in a manner that is consistent with existing industry practices. In addition, it must be capable of distinguishing and reporting purchasers based on their geographic location.

  . Syndication. Systems must have an open architecture that will allow for a large number of retailers and websites to easily integrate and offer a large number of digital music recordings for promotion and sale.

  . Standards-based. Systems must be compatible with existing technical standards and be adaptable to emerging industry standards for the secure digital delivery of music.

  . Consumer Experience. Systems must provide consumers with a large variety of digital music that is high fidelity and easy to acquire, catalog, access and transfer to personal devices such as stand-alone players.

The Liquid Audio Solution

  We provide a leading open platform for the digital delivery of music over the Internet. Our products and services enable the creation, syndication and sale of digital recorded music through an open technical architecture that is designed to support leading standards and formats. Our solutions enable artists, record companies, music websites and retailers to promote and sell high quality digital recorded music, while providing copy protection, copyright management, syndication and e-commerce services. Our products and services give consumers easy access to a large and growing volume of digital recorded music that is high fidelity and accessible through a variety of sources, including personal computers and portable devices.

                           The Liquid Audio Platform

[Graphic depicting our platform]

  We provide a variety of products and services to enable the creation and publication, syndication, and promotion and sale of downloadable digital music over the Internet:

  . Creation and Publication. We offer software tools to encode digital music, and services that can encode up to approximately 20,000 individual music samples per day. We also offer server software that hosts and distributes encoded music files.

  . Syndication. Our delivery service, the Liquid Music Network, makes syndicated music content available to websites, including websites operated by music retailers. We also offer Internet hosting services for artists and record labels. In addition, we are developing software applications to enable digital music delivery through kiosks located in retail stores.

  . Promotion and Sale. We offer server software and services to manage the secure transfer and sale of digital music and report and audit digital music sales. Our Liquid Player software, a desktop software application, also allows the consumer to preview or purchase and download digital recorded music. Our next version of the Liquid Player, targeted for final release in December 1999, will enable the output of digital music to portable consumer devices. We also provide a set of e-commerce services, including credit card processing, the remittance of royalty payments and detailed transaction reports.

  Our solution provides the following benefits:

  . Superior Consumer Experience. Our solution enables consumers to purchase and download a wide variety of near compact-disc quality music online. We make it simple to search for, sample and buy selected digital recorded music from a rapidly growing inventory. Our Liquid Player also enables digital music to be transferred to a compact disc by means of a recordable compact disc device.

  . Global Reach. Our platform allows the Internet to be used as a global distribution channel for artists, record companies and retailers. This is particularly significant to independent record labels and amateur musicians who have limited access to traditional retail distribution channels.

  . Increased Revenues and Lower Costs. Through our solution, record companies and artists can generate increased revenues by offering their entire catalog of existing music as well as singles and periodic releases. Our products and services provide a cost-effective way to digitally offer entire music catalogs to consumers by reducing the costs associated with physical manufacturing, warehousing and shipping.

  . Security and Compliance. Our platform protects against piracy by authenticating, limiting and tracking the number of copies made of a digitally delivered sound recording. Our platform also enables the sale over the Internet of digital recorded music in compliance with geographic distribution limitations.

Strategy

  Our objective is to be the leading open platform for the creation, syndication and sale of digital recorded music on the Internet. We seek to achieve this objective through the following key strategies:

  Provide a Superior Consumer Experience. In order to facilitate and promote consumer adoption of digital music delivered over the Internet, we plan to continue to improve the consumer experience. We are pioneers in providing music consumers with a media rich music experience. Our Liquid Player not only provides high quality audio delivery but also offers consumers music information such as song lyrics, album liner notes and graphics. We believe that by continuing to improve music search capabilities, we will enhance the consumer experience and increase digital recorded music sales.

  Continue to Broaden our Distribution Reach. We intend to expand our distribution capabilities to reach greater numbers of consumers and to increase the number of digital music purchase transactions. Since its launch in July 1998, the Liquid Music Network has grown to encompass more than 300 music-related and music retailer websites. To enhance our ability to attract more music content, we will continue to broaden this effort to music-related and other websites that use our technology for digital distribution. We also have agreements with strategic partners to distribute our Liquid Player with their products.

  Expand Syndicated Music Content. We plan to increase the amount of music content available through our delivery services to stimulate demand for digital music by consumers and to further increase the number of digital music purchase transactions. Currently, there are more than 1.6 million individual songs and song samples that have been encoded using our technology and are available through our Liquid Music Network and our Liquid Muze Previews service for streaming or downloading. This compares to approximately 50,000 at the beginning of 1999. We also offer a variety of hosting and software licensing packages in order to provide content owners flexibility in the ways they make their content available to consumers.

  Leverage Strategic Industry Relationships. We have established strategic relationships with a variety of partners including software and computer hardware vendors, music copyright societies, entertainment and media companies, consumer electronics manufacturers and music-oriented website companies. We have also assembled an experienced management team with strong relationships in the traditional music industry.

  We intend to leverage our relationships to achieve a variety of goals including:

  . maximizing the distribution and adoption of our platform;

  . solidifying our position as the technology leader in digital delivery of music;

  . acquiring premium content for syndication; and

  . developing international markets.

  Extend Technology Leadership. We intend to play a leadership role in developing standards that will shape the digital music industry. We believe that we are the first to market a comprehensive solution for digital music delivery, and our software products are already in their fourth generation of commercial release. In accordance with our strategy, we have taken an active role in SDMI, and are leaders in the Genuine Music coalition.

  Generate Multiple Revenue Streams. We believe that we can leverage our market penetration, technology leadership and industry position to diversify our revenue base. We believe that the potential market for digital music delivery over the Internet is substantial, and will present multiple revenue opportunities for the leading companies. In early 1999, we increased our emphasis on digital delivery services in order to take advantage of these opportunities, leveraging our software licensing business. We anticipate increasing the percentage of our revenues generated from multiple sources in the future, including digital recorded music sales, hosting services and advertising and sponsorship revenues.

Strategic Relationships and Customers

  We currently have relationships in four principal areas: music syndication; player distribution; technology and international.

  Music Syndication Relationships. We plan to continue to build relationships with key third parties engaged in the distribution, promotion and syndication of digital music. We believe that these relationships will enhance our ability to provide a rich variety of music to consumers.

  . Amazon.com. In June 1999, we entered into an advertising agreement with Amazon.com. Under that agreement, we are collaborating with Amazon.com on event-based advertising using our digital delivery services and providing promotional music downloads for Amazon.com's music website.

                  [Graphic of screen shot Amazon.com website]
  . BMG Entertainment. In November 1999, we entered into a digital music distribution agreement with BMG Entertainment whereby BMG will utilize Liquid Audio's technology and distribution services to promote and sell songs from BMG's recording artists through music destination sites and retail sites within the Liquid Music Network.
  . CDnow. We have entered into an agreement with CDnow to provide digital delivery of music titles for promotion and sale to consumers through its online retail website, cdnow.com. Through our Liquid Music Network, we will enable the website to offer for sale syndicated music content.

  . EMI Recorded Music. In June 1999, we entered into a letter agreement with Virgin Holdings, Inc., an affiliate of EMI Recorded Music. Under this agreement, we are granted the right, for a period of 3 years, to create digitally encoded copies of designated EMI sound recordings using the Liquid Audio and Genuine mp3 formats. We are in the process of encoding these designated EMI sound recordings.

  . Muze Inc. We are collaborating with Muze Inc. to jointly market and operate the Liquid Muze Previews service. The Liquid Muze Previews service offers online music retailers a database of more than 1.6 million sample audio clips to enhance the promotion and sale of music. We launched the Liquid Muze Previews service in the second quarter of 1999.

  . Towerrecords.com. We have entered into an agreement with MTS, Inc., the parent company of Tower Records, to provide digital delivery of music titles for promotion and sale to consumers through its online retail website, towerrecords.com. Through our Liquid Music Network, the Towerrecords.com website began offering for sale syndicated music content in October 1999.

                               [Graphic of screen shot TowerRecords.com website]

  . Virgin JamCast. We have entered into an agreement with Virgin JamCast to provide digital delivery of music titles for promotion and sale to consumers through its online retail website, virginjamcast.com. Through our Liquid Music Network, the website began offering for sale syndicated music content in November 1999.

  . Yahoo! We have entered into an agreement with Yahoo! Inc. to provide our full catalog of syndicated music to the Yahoo! Digital website. Music fans visiting the Yahoo! Digital website are able to preview, purchase and download our syndicated music catalog. Yahoo! has also integrated audio samples from our Liquid Muze Previews service on the Yahoo! Shopping and Yahoo! Music websites.

  In addition, many independent record labels have chosen to make their catalogs available using our solution, including Beggars Banquet, Del-Fi Records, Rounder Records, Sub Pop Records, Twin/Tone Records and Vanguard Records. As of October 31, 1999, record labels have chosen to promote and sell more than 50,000 digital music recordings through our Liquid Music Network and, once available, to music retailer websites. This compares to approximately 5,000 digital music recordings at the beginning of 1999.

  Player Distribution Relationships. We have entered into several strategic relationships to promote the distribution of our Liquid Player software. Companies that have agreed to distribute our Liquid Player with certain of their product lines include Intel and Iomega.

  . Intel. We are working with Intel to distribute our Liquid Player software to members of the Intel WebOutfitter Service, which enables Pentium(R) III processor-based personal computer owners to access the latest Internet plug-ins and applications. Our Liquid Player is included on the Intel WebOutfitter Service tool kit compact disc that is delivered to Pentium III processor-based owners that join the service.

  . Iomega. We are collaborating with Iomega to offer consumers a way to securely download music from the Internet directly onto Iomega's Zip(R) disks. As part of this initiative, Iomega bundles the Liquid Music Player with selected Zip drives.

  Technology Relationships. We have established relationships with many of the companies providing innovative technologies for the distribution of digitally recorded music. These include the following:

  . Dolby Laboratories Inc. and Fraunhofer Institut. We have licensed Dolby's
    AC-3 and Fraunhofer's AAC and mp3 audio compression technologies. These technologies are used in our Liquifier Pro, Liquid Server and Liquid Player products.

  . RealNetworks Inc. We have developed software "plug-ins" that enable
    RealNetwork's RealPlayer G2 and RealJukebox software to play music encoded in our format. The plug-ins, which are distributed by RealNetworks, enable syndicated music in our Liquid Music Network to be previewed by RealPlayer G2 users and securely downloaded by RealJukebox users.

  . Texas Instruments Inc. We collaborated with Texas Instruments to develop a reference design based on our SP3 specification for secure music delivery. Texas Instruments uses our SP3 reference design in chipsets to enable future flash memory-based consumer electronics devices to be compatible with our platform.

  . Portable Digital Music Devices. We are collaborating with the following companies to develop portable digital music playback devices that interoperate with our SP3 specification:

       Digitalw@y Company, Ltd.      RHAS TEL Company, Ltd.
       e.Digital Corporation         Saewon Telecom Ltd.
       Haitai Electronics Co., Ltd.  Sanyo Corporation
       Jungmyung Telecom             Toshiba Corporation

  We are also collaborating with Sony to integrate Open MG/Memory Stick Walkman with our SP3 specification.

  International Relationships. We believe that relationships with key partners outside the United States are important to establish a complementary international distribution infrastructure. Because personal computers have not achieved high levels of penetration in most international markets, our emphasis in these markets has been and will continue to be on enabling the distribution of digital music through physical kiosks and other consumer-oriented technologies. In Korea, Liquid Audio and the SK Group have established Liquid Audio Korea. Liquid Audio Korea is currently focused on kiosk-based retail applications of our technology. These applications allow consumers to preview and purchase compact discs and other transportable media from retail entertainment centers. Liquid Audio Korea released these kiosks in the first retail entertainment center in October 1999. In Japan, along with Super Stage, Itochu, Hikari Tsushin and Hapinet, we have established Liquid Audio Japan. Liquid Audio Japan is the exclusive reseller and distributor of our software products in Japan. We plan to expand Liquid Audio Japan's operations to include music distribution services in Japan. We are in the process of establishing a partnership for Hong Kong and Taiwan. We expect this partnership to be the exclusive reseller of our software products and the music distribution services provider in those local markets.

  Customers. We license our software products and offer services to a variety of customers from various market segments. A selected list of our customers includes the following, each of which accounted for more than $10,000 of our revenues for the nine months ended September 30, 1999:

       Avanti Communications  EMI Music Distribution
       BMG North America      Etown.com
       Cell Ventures          Fastband
       The Content Group      Nonstop Music
       Earful of Books        Web Music Company

  In 1997, Music.co.jp, Columbia House and DreamNet accounted for 49%, 12% and 10% of our total net revenues, respectively. In 1998, SK Group accounted for 34% of our total net revenues. In the first nine months of 1999, Super Stage, Adaptec and Liquid Audio Korea accounted for 35%, 31% and 12% of our total net revenues, respectively.

  Promotional Relationships. Numerous recording artists and record labels have used our products and services to promote new releases and create consumer awareness. These mutually beneficial promotional efforts have generated little or no direct revenue for us, individually or in the aggregate. The following table represents a partial list of artists and record labels for whom we have provided promotional services:

                                 Record Labels
--------------------------------------------------------------------------------

     Alligator Records            Almo Records                       Angel Records
     Arista Records Inc.          Atlantic Records                   Atomic Pop
     Aware Records                Beyond Records                     Blue Note Records
     Capitol Records              Dreamworks Records                 Elektra Records
     EMI Christian                Epic Records                       Fuel 2000 Records
     Geffen Records               Giant/Revolution                   Hollywood Records
     Interscope Records           Island Records                     LaFace Records
     Lightyear Entertainment      Mammoth Records                    Maverick Records
     MCA Records                  Navarre Distribution               RCA Records
     Reprise Records              Rhino Records                      Rounder Records
     Smithsonian Folkways         Tommy Boy Records                  TVT Records
     V2 Records                   Virgin Classics                    Warner Records
     Windham Hill Records         Wind-up Entertainment              32 Jazz
-------------------------------------------------------------------------------------------
                               Recording Artists
-------------------------------------------------------------------------------------------
     Alanis Morissette            Alison Krauss and Union Station    Beck
     Beth Orton                   Brian Setzer Orchestra             Bruce Hornsby
     Carlos Santana               Crash Test Dummies                 Creed
     Crosby, Stills, Nash &
     Young                        Dar Williams                       The Dave Matthews Band
     David Bowie                  Duran Duran                        Elton John
     Emmylou Harris               Essence                            Faith Hill
     Fastball                     Herbie Hancock                     Hole
     Jesus and Mary Chain         Jimi Hendrix                       Julian Lennon
     Kenny G                      Natalie Merchant                   Primus
     Queen                        Rage Against the Machine           Sarah McLachlan
     Tori Amos                    Yes

Products and Services

  Our platform includes a suite of software products and services that enable the secure digital delivery and sale of recorded music over the Internet. Our products and services can be represented graphically as follows:
                     [GRAPHIC OF LIQUID OPERATIONS CENTER]

Create and Publish

  Liquifier Pro. This product is an audio mastering and encoding software tool that enables the user to encode and publish music files for distribution on the Internet. Our Liquifier Pro software is also used to set rules by which the content can be used by consumers. It utilizes security features, including encryption and watermarking, in order to provide copy protection. Our Liquifier Pro software also enables the user to attach descriptive text, such as lyrics or album liner notes, graphics such as compact disc cover art, and copyright information to the music file. We include Liquifier Pro Software with various hosted service offerings.

  Encoding Services. These services prepare music for publishing through our Liquid Server for artists and record companies that do not license our Liquifier Pro software. These are scalable services and we have developed an automated high capacity encoding production service that is currently able to encode up to approximately 20,000 individual sample sound recordings per day.

  Liquid Server. Our Liquid Server software manages and delivers encoded music files for streaming or downloading. We have built transaction, security and copyright management functionality into the Liquid Server. Users can integrate this product with a variety of e-commerce and database software applications so that a large volume of digital music and associated information can be securely sold or distributed through the

Internet. Licenses for our Liquid Server start at $10,000 and are priced based on the number of concurrent streams licensed and digital music "tracks" available for sale.

  Liquid Hosting Services. Through our Liquid Platinum Program, we can store and serve digital music for both professional and amateur recording artists and labels. Artists can use our service to feature music links on their websites and sell music without buying our software products. Since launching these services in December 1997, more than 6,000 artists have used our hosting services. These artists have made more than 50,000 songs available for downloading through the Liquid Music Network and their own websites.

Syndicate

  Liquid Music Network (LMN). The LMN, launched in July 1998, is a distributed music network of more than 300 music-related and music retailer websites. The LMN provides the music-related websites with a ready-made online music store through which consumers can preview, purchase and download digital recorded music. LMN participants sign up for the service and add hyperlinks to their home page to begin selling digital music. Our LMN music-related website affiliates include Atomic Pop, The Ultimate Band List, Towerrecords.com, Virgin JamCast and Yahoo! Digital. The LMN provides music retailer websites with the ability to sell our syndicated music catalog through their existing e-commerce websites. Retailer participants may choose any of the music titles encoded in our Liquid Music format.

  Kiosks. We provide retailers with the ability to digitally deliver music using the Liquid Audio platform through in-store physical kiosks located in entertainment centers or other retail locations. With our partners in Korea, we developed Total Music Centers where consumers can preview music through individual kiosks and then purchase songs which can be transferred on-site to a compact disc. The first Total Music Center opened in Korea in October 1999.

Promote and Sell

  Liquid Player. Our Liquid Player is a consumer desktop software application that communicates with our Liquid Server to manage playback streaming, display data in the media fields, and manage the downloading of music content. Once content is downloaded, our Liquid Player can be used to organize the content into playlists for listening from the computer, to transfer the digital music to a recordable compact disc or, in the future, to output to other consumer electronics devices for later playback. Our Liquid Player can be downloaded free of charge from our website and currently is distributed by a number of third parties either in combination with their own products or as downloads from their websites.

  Liquid Muze Previews. The Liquid Muze Previews service assists retailers in promoting and selling both physical compact discs and digital downloads by providing a comprehensive database of sample music recordings. Retailers and music sites are also able to offer digital music samples provided by the Liquid Muze Previews service to let customers preview and learn about music and potentially transform browsers into buyers.

  Liquid Promotions. Liquid Promotions are event-based, Internet music marketing and promotional services that help build awareness of artists and increase consumer traffic to retail and music sites. Liquid Promotions include Internet advertisements, promotional Internet events such as Liquid Live performances and featured placement of artists' music on hundreds of websites.

  Liquid Operations Center (LOC). The LOC operates primarily as a security and copyright management center. The LOC issues digital certificates for our Liquid Server and our Liquid Player so that both of these pieces of software can be used to deliver music securely. In addition, the LOC is in direct communication with every Liquid Server and transmits streaming, downloading and purchase information through tamper-resistant logs. This information is used for commerce management and to generate reports and invoices for the appropriate copyright owners.

Standards

  We believe that a successful solution for digital music commerce must incorporate technical and industry standards. We have participated in or are leading standard-setting initiatives.

  Secure Digital Music Initiative (SDMI). The SDMI is sponsored by the RIAA to develop an open standard for the secure digital delivery and use of recorded music. Over 200 companies are participating in this effort. To date, this effort has focused on requirements for consumer portable music devices, such as the Diamond Rio hand-held player. We are actively participating in these efforts, and our Chief Technical Officer has been active as a technical editor.

  Genuine Music. We have led an industry initiative to develop a standard for an open form of the mp3 format that supports authentication functions. These functions will protect consumers by providing visual confirmation that downloaded mp3 or other digitally recorded music files are authentic. Digitally recorded music formatted in this manner will play on all standard mp3 players and will additionally contain information identifying the copyright owner and the encoder. The copyright owner can also provide Internet links for additional promotions. These features are not found in standard mp3 files. This initiative has received support from 48 other companies, including mp3.com, Diamond Multimedia, MediaOne Group, Inc. and Fraunhofer Institut.

  Rights Reporting Organizations. A major portion of worldwide music industry revenues is based on the reporting of sales and music performance information. For example, the individuals and companies that administer the copyrights in musical compositions receive payment each time a composition is publicly performed. These individuals and companies believe that both the delivery of a streaming digital music file and the downloading of a digital music file are "performances" entitling them to receive a payment. These companies are represented by several international rights reporting organizations. We are engaged in the following initiatives with these organizations to simplify rights information reporting:

  . United States. ASCAP, BMI and SESAC--We have entered into agreements with the American Society of Composers, Authors and Publishers, Broadcast Music Incorporated and SESAC, the major rights reporting organizations in the United States. Under each of these agreements, we have developed technology to provide information regarding digital music delivered using our products. This technology will enable the accurate payment of fees based on Internet transmissions. We are also conducting a trial of digital watermarking technologies with BMI.

  . Europe. Imprimatur project--The Imprimatur project is an effort by the major rights reporting organizations in Europe to integrate standardized reporting efforts in a common data reporting format. We are providing technology for the infrastructure for this effort focused on the MusicTrial.com initiative website.

  Secure Portable Player Protocol (SP3). Our SP3 initiative is intended to provide an open technical architecture and reference specification for portable digital music playback devices that satisfy music industry and technology industry requirements. Any SP3-compatible digital music would be able to be played on any compliant device while unauthorized copies would not be able to be played. We are colloborating with Texas Instruments on a reference design for a consumer playback device based on this specification. We are also collaborating with Fraunhofer, the developer of the leading digital audio encoder and encoding technology, on the specifications for the SP3 standard.

Technology

  We have developed a technology base that is designed to optimize the digital delivery of music. Our architecture is based on four principal technology layers: component technologies, system technologies, network services and content syndication. We have developed technology in all of these layers to provide specific advantages for our music delivery products and services. The implementation of our component and system technologies enables us to provide our network services and content syndication offerings. Our network services include the LOC and processing and rights reporting. Our content syndication services encompass the LMN and kiosks. We have invested significant amounts toward research and development to date. Our expenses in this area totaled approximately $692,000, $1.9 million, $3.1 million and $7.7 million in the period from January 30, 1996 (inception) through December 31, 1996, the years ended December 31, 1997 and 1998, and the nine months ended September 30, 1999, respectively.

                         The Liquid Audio Architecture

                     [Graphic depicting our architecture.]

                              CONTENT SYNDICATION
                                NETWORK SERVICES
                              SYSTEM TECHNOLOGIES
Open Interfaces
             Secure Protocols
                           Territory Restrictions
                                           Device Interfaces
                                                         Digital Rights
                                                                     Managemenet
                             COMPONENT TECHNOLOGIES


  Compression (AC-3, AAC, MP3)
                                Liquid Audio Watermarking
                                                       Multi-Format Media
                                                       Container

  Component Technologies. Our architecture begins with component technologies, which include watermarking, audio compression and a multi-format distribution container.

  . Watermarking. Watermarking embeds indelible and inaudible digital information into the audio waveform. We have developed our own watermarking technology that is specifically designed to operate in conjunction with compression technologies. The embedded information is useful for identifying and tracking audio usage and cannot be removed without destroying the recorded music.

  . Audio Compression. Audio compression reduces the bandwidth required to stream and download music over network connections. We have developed a version of Dolby Digital technology (AC-3) that is optimized for online music distribution. We have also implemented the AAC audio compression technology, to which we have added extensions that further improve audio quality. In addition, we have developed an exclusive, proprietary lossless compression algorithm that is useful for professional audio applications.

  . Multi-format Distribution Container. We have developed a master media container format that facilitates the delivery of media throughout our system. This container structure is designed to permit extension to other media types such as video. The container is optimized for music distribution and includes multiple images that can be used to preview and purchase media content in multiple formats and at multiple resolutions. The multi-format nature of the container also facilitates compatibility across systems.

  System Technologies. Our system technologies build on top of the base features provided through our component technologies to enable our digital music delivery services.

  . Open Interfaces. We have developed interfaces to third-party systems for commerce, databases and general purpose media delivery. Our commerce interfaces allow our platform to take advantage of many payment methods from credit cards to micro-payment solutions. The database interfaces allow our system to dynamically update time sensitive information, such as pricing, without requiring expensive re-encoding of content. Our third-party system interfaces permit us to connect and provide compatibility with general purpose media delivery systems such as those provided by RealNetworks and Microsoft Corporation.

  . Secure Protocols. We have created secure protocols for communication between all parts of the system. Secure communications are necessary to prevent theft of content as it moves through the system. Secure links exist between the Liquid Server and content creation tools for publishing, the server and Liquid Player for consumer downloading, and the server and the LOC for transaction reporting.

  . Territory Restrictions. We have developed specific technology that identifies the approximate geographic location of consumers. We use this technology to enforce rules for content access related to territory. This enforcement is necessary since some content can only be sold in specific territories.

  . Device Interfaces. We have developed the SP3, which provides a set of security interfaces and techniques for next generation portable devices. SP3 has been developed as an open specification for use by many device manufacturers. SP3 is consistent with the goals of the SDMI and is intended to be compatible with the specification that results from the SDMI.

  . Digital Rights Management. We have developed several technologies that enable digital rights management. These technologies include a digital identification system, Liquid Passport, that permits consumers to move their music to multiple machines while still providing anti-piracy protections.

  We believe that our technology architecture and our advanced stage of development and deployment provide distinct competitive advantages. We are currently developing the fifth generation of our digital music delivery products. The advantages of our technology are summarized below:

  . Open Technical Architecture. An open system design is important because standard formats are not yet available for online music distribution. Our technology has been designed to provide an open and flexible solution that can adapt to many competing formats, including MPEGII Layer 3 (mp3) and the MPEG Advanced Audio Codec (AAC), as well as future changes that may occur in digital music distribution. Our open system design allows the integration of new technologies while maintaining compatibility with existing content. In addition, our flexible architecture allows us to continue to integrate technologies such as audio compression and audio watermarking as they continue to improve in the future.

  . Robust and Scalable System Architecture. A comprehensive and robust system architecture is important to meet the demands that may result from large scale consumer adoption. We have developed a broad range of technologies that enables efficient music distribution services. We have developed specific technologies that permit our system to scale across multiple systems and locations. This technology provides unique advantages for efficiently delivering music and other media to a global audience. We have also developed technology that allows us to extend our system beyond online applications to include physical locations for sales of music via kiosks, broadening our reach to include both online and traditional consumers.

  . Superior Audio Quality. We believe consumers will pay for quality music, and we believe that we have consistently provided superior audio quality for digital music. We employ specific techniques and optimize industry algorithms to improve sound quality. We believe that our use of standardized compression algorithms such as MPEG AAC and mp3 provides greater compatibility than proprietary audio compression solutions.

  . Effective Copyright Management. Artists and labels have been reluctant to embrace digital distribution of music given the current lack of copyright management technologies. We have developed technology to address the copyright management issue for online music distribution. Our security technologies protect content from the time it is created to the time it is consumed. These technologies include secure communication protocols that allow content creators to publish and manage their content in the distribution system. We have also developed specific anti-piracy technology such as watermarking that embeds unique identification information in the recorded music.

  . Automated Production and Publication. We have created technologies that improve the efficiency of online music distribution and reduce operating costs. Our content encoding system allows us to format large amounts of quality audio content for online use in a timely and cost effective manner. We also have automated services, such as account creation, that are necessary for content creators to publish and manage their content. This automation avoids manual intervention for the publishing of content. We have also developed database technology that permits us to manage the large volume of content in our distribution system.

Sales and Marketing

  Our sales and marketing efforts are principally concentrated on aggregating digital music recordings for syndication and sale, and broadening our content syndication reach by expanding the number of Liquid Music Network music-related and music retailer website affiliates. We sell our products and services to artists, record companies, websites and online retailers through a 38-person sales and marketing organization. These employees are located in Redwood City, Los Angeles and New York. Our software products and services are also bundled and distributed by third-party manufacturers of various computer hardware, software and musical instrument products.

  We use a variety of marketing programs to create market awareness and generate demand for our products and services. Our marketing activities include event-based promotions with popular recording artists and record labels, web advertising and sponsorships, press tours, participation in trade events and conferences, and other public relations activities.

  In addition to maintaining relationships with worldwide rights societies and expanding the distribution opportunities for our products and services, our business development group works to develop new international markets and business opportunities for our products and services. We believe that establishing strategic relationships in each of the major international markets will accelerate the international deployment of our products and services.

Intellectual Property

  Our success will depend in part on our ability to protect our proprietary software and other intellectual property. To protect our proprietary rights, we rely generally on patent, copyright, trademark and trade secret laws, confidentiality agreements with employees and third parties, and license agreements with consultants, vendors and customers. Despite these protections, a third party could, without authorization, copy or otherwise obtain and use our products or technology to develop similar technology independently.

  Our agreements with employees, consultants and others who participate in product and service development activities may be breached, we may not have adequate remedies for any breach, and our trade secrets may become known or independently developed by competitors.

  We currently have 18 patents pending in the United States relating to our product architecture and technology and hold one patent. That patent expires in October 2015. We have had claims allowed on five of our patent applications. Any pending or future patent applications may not be granted, existing or future patents may be challenged, invalidated or circumvented, and the rights granted under a patent that has issued or any patent that may issue may not provide competitive advantages to us. Many of our current and potential competitors dedicate substantially greater resources to protection and enforcement of intellectual property rights, especially patents. If a blocking patent has issued or issues in the future, we would need either to obtain a license or to design around the patent. We may not be able to obtain a required license on acceptable terms, if at all, or to design around the patent. See "--Litigation and Patent Infringement Claims."

  We pursue the registration of our trademarks and service marks in the United States and in other countries, although we have not secured registration of all our marks. A significant portion of our marks begin with the word "Liquid." We are aware of other companies that use "Liquid" in their marks, alone or in combination with other words, and we do not expect to be able to prevent all third-party uses of the word "Liquid." In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the U.S., and effective patent, copyright, trademark and trade secret protection may not be available in these jurisdictions. We license our proprietary rights to third parties, and these licensees may fail to abide by compliance and quality control guidelines with respect to our proprietary rights or take actions that would harm our business.

  To license many of our products, we rely in part on "shrinkwrap" and "clickwrap" licenses that are not signed by the end user and, therefore, may be unenforceable under the laws of certain jurisdictions. As with other software products, our products are susceptible to unauthorized copying and uses that may go undetected. Policing unauthorized use is difficult.

  We attempt to avoid infringing known proprietary rights of third parties in our product and service development efforts. We have not, however, conducted and do not conduct comprehensive patent searches to determine whether the technology used in our products infringes patents held by third parties. In addition, it is difficult to proceed with certainty in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies. If we were to discover that our products violate third-party proprietary rights, we might not be able to obtain licenses to continue offering these products without substantial reengineering. Effort to undertake this reengineering might not be successful, licenses might be unavailable on commercially reasonable terms, if at all, and litigation might not be avoided or settled without substantial expense and damage awards.

  Any claims relating to the infringement of third-party proprietary rights, even if not meritorious, could result in the expenditure of significant financial and managerial resources and could result in injunctions preventing us from distributing certain products and services. These claims could harm our business. We also rely on technology that we license from third parties, including software that is integrated with internally developed software and used in our products and services, to perform key functions. Third-party technology licenses may not continue to be available to us on commercially reasonable terms. The loss of any of these technologies could harm our business. Moreover, although we are generally indemnified against claims that third-party technology infringes the proprietary rights of others, this indemnification may be unavailable for all types of intellectual property rights, for example, patents may be excluded, and in some cases the scope of indemnification is limited. Even if we receive broad indemnification, third-party indemnitors are not always well capitalized and may not be able to indemnify us in the event of infringement, resulting in substantial exposure to us. Infringement or invalidity claims may arise from the incorporation of third-party technology, and our customers may make claims for indemnification. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources in addition to potential product and service redevelopment costs and delays, all of which could harm our business. Microtome, Inc., has recently claimed that our products infringe its patent rights. Additionally, in late June 1999 and July 1999, we received letters from two other corporations, each separately suggesting that we review patents to which they claim rights. See "--Litigation and Patent Infringement Claims."

Competition

  Competition among companies in the business of delivering digital music over the Internet is intense. We compete against a number of technology companies that are offering or plan to offer products, services or technologies for the delivery of digital music over the Internet. The number of websites competing for the attention and spending of consumers and advertisers has increased, and we expect it to continue to increase. We may also compete with consumer electronics companies as they begin to market Internet music player devices. See "Risk Factors--The Market for Digital Delivery of Music Over the Internet is Highly Competitive, and if We Cannot Compete Effectively, Our Revenues Might Decline."

  We compete with providers of infrastructure technology, products and services such as Microsoft, IBM, AT&T/a2b, Preview Systems and Audiosoft and aggregators of digital music content for delivery over the Internet and kiosks such as MusicMaker, eMusic, Amplify.com and RedDot.net.


  We believe that the primary competitive factors in our market are the following:

  . quantity and variety of digital recorded music content;

  . ease of consumer experience;

  . the number and quality of music-related and retail websites;

  . brand awareness;

  . ability to adapt to changes in component technologies and consumer preferences;

  . fidelity and quality of sound of digital recorded music; and

  . ability to ensure secure digital delivery of recorded music.

  We believe our products and services offer significant advantages over those of our competitors:

  . our Liquid Music Network features over 6,000 artists and 1,000 individual record labels. We believe that we offer more artists and more labels than most digital music distribution services;

  . through our Liquid Music Network, we believe we have the potential to reach more music consumers than other digital music delivery solutions;

  . our platform offers better copy-protection and copyright management than mp3-based solutions;

  . our open architecture will allow us to adapt to changing component technologies; and

  . the fidelity and sound quality of music encoded by our products and services are superior to competitive systems due to optimizations we perform on audio compression technologies used in our products and services.

  Additionally, there are music community websites, such as mp3.com, that may attract consumers who want to download music from the Internet. Although we do not compete directly with these websites, our LMN affiliates do compete with them. To the extent that consumers download digital music from these websites rather than from our LMN affiliates, our business may be harmed. Finally, there are other companies, such as InterTrust Technologies Corporation, that provide component software technologies that facilitate the digital delivery of goods over the Internet, including music. To the extent that the market standardizes on these technologies and we are unable to incorporate these components into our music delivery services, our business may be harmed.

Employees

  As of September 30, 1999, we had 114 full-time employees including 38 in sales and marketing, 47 in research and development, 15 in general and administrative, and 14 in operations. We consider our relationships with employees to be good. None of our employees is covered by collective bargaining agreements.

Facilities

  Our headquarters are located in 18,200 square feet of leased office space in Redwood City, California. The lease term extends to November 15, 2002 with two five-year renewals, at our option. We lease an office suite adjacent to our headquarters in Redwood City on a month to month basis, for additional office space and storage needs. We lease an additional 11,400 square feet of office space near our headquarters. The lease term for this additional space extends to April 14, 2002 with a three-year renewal at our option. We have recently leased an additional 20,000 square feet of office space near our headquarters. The lease term for this additional space extends to August 31, 2002 with a three-year renewal at our option.

Litigation and Patent Infringement Claims

  On April 23, 1999, Arne Frager and Rose G. Frager filed a complaint against us and our president, Gerald Kearby, in the Superior Court of the State of California for the County of Marin (case number CV 991826). The complaint alleges breach of contract and related claims. In particular, plaintiffs allege that in January 1996, in connection with the formation of Liquid Audio, we agreed to issue plaintiffs 750,000 shares of common stock. Plaintiffs further allege that Liquid Audio entered into a consulting agreement with Mr. Frager under which we allegedly agreed not to terminate Mr. Frager without good cause. Plaintiffs allege that we breached each of these agreements, and seek 587,870 shares of our common stock, the portion of the 750,000 shares that have not previously been issued. We believe, after consultation with counsel, that plaintiffs' claims are without merit, and intend to vigorously defend the lawsuit. However, should we have to issue additional shares to the plaintiffs, then-existing stockholders would experience dilution of their ownership interests and we would need to record an accounting charge in our statement of operations equal to the fair market value of the shares at the time of issuance.

  On May 13, 1999, John Hempe filed a complaint against us, our president, Gerald W. Kearby, our chief technical officer, Philip R. Wiser, and other defendants not employed by us, in the San Mateo Superior Court (case number 409032). The defendants not employed by us have been dismissed. The complaint alleges, among other things, discrimination under the provisions of the California Fair Employment and Housing Act, breach of contract and breach of covenant of good faith and fair dealing, in connection with his termination, and seeks unspecified damages. We believe, after consultation with counsel, that plaintiff's claims are without merit and intend to vigorously defend the lawsuit. However, should this litigation be decided adversely to us, we may be required to pay damages to plaintiff.

  On May 25, 1999, Microtome, Inc. notified us that it believes our Liquifier Pro Encoding Tool, when used in conjunction with our Liquid Music Player, infringes United States Patents Nos. 5,734,823 and 5,734,891, in which Microtome asserts it has rights, and asked us to cease and desist the manufacture, sale and use of these products. To our knowledge, Microtome has not yet filed a lawsuit alleging infringement of these patents, but it has indicated an intention to do so if our response is not satisfactory. Microtome has also indicated that it is willing to grant us a non-exclusive license to these patents. In the event that we cannot come to an agreement with Microtome, we might be drawn into litigation with them. We believe, after consultation with counsel, that we have meritorious defenses to any claim that the identified products infringe the claims of these patents and intend to vigorously defend any lawsuit asserting infringement of those patents. However, should any litigation be decided adversely to us, we might be required to pay substantial damages to Microtome and could be enjoined from selling those of our products that are held to infringe Microtome's patents unless and until we are able to negotiate a license from them. See "Risk Factors--We Face and Might Face Intellectual Property Infringement Claims That Might Be Costly to Resolve."

  On June 29, 1999, July 6, 1999 and July 27, 1999, three corporations each suggested by letter that we review patents to which they claim rights. One of these corporations also implies that we might wish to obtain a license from them in connection with their patent rights.

                                   MANAGEMENT

Directors and Executive Officers

  The following table presents our directors and executive officers, their ages and the positions held by them as of November 22, 1999:

               Name              Age                  Position
   ----------------------------  --- -----------------------------------------
   Gerald W. Kearby............   52 President, Chief Executive Officer and
                                      Director

   Robert G. Flynn.............   45 Senior Vice President of Business
                                      Development and Secretary

   Philip R. Wiser.............   33 Senior Vice President of Engineering,
                                      Chief Technical Officer and Director

   Gary J. Iwatani.............   37 Senior Vice President and Chief Financial
                                      Officer

   Scott A. Steinberg..........   35 Senior Vice President of Marketing

   Richard W. Wingate..........   47 Senior Vice President of Content
                                      Development and Label Relations

   Kevin M. Malone.............   34 Vice President of Sales
   Mathieu "Charly" Prevost....   51 Vice President of Promotions

   Andrea Cook Fleming.........   32 Vice President of Corporate Marketing

   Heather Furmidge............   45 Vice President of Internet Business
   Leon Rishniw................   33 Vice President of Engineering

   Ann Winblad.................   48 Director

   Silvia Kessel...............   48 Director

   Sanford R. Climan...........   43 Director

   Eric P. Robison.............   39 Director

  Mr. Kearby co-founded Liquid Audio in January 1996. Since January 1996, Mr. Kearby has served as our President and Chief Executive Officer and one of our directors. From June 1995 to December 1995, Mr. Kearby was co-founder and Chief Executive Officer of Integrated Media Systems, a manufacturer of computer-based professional audio equipment. From January 1989 until June 1995, Mr. Kearby served as Vice President of Sales and Marketing at Studer Editech Corporation, a professional audio recording equipment company. Mr. Kearby holds a B.A. in broadcast management and audio engineering from San Francisco State University.

  Mr. Flynn co-founded Liquid Audio in January 1996. Since July 1999, Mr. Flynn has served as our Senior Vice President of Business Development and Secretary. From January 1996 to July 1999, Mr. Flynn served as our Vice President of Business Development and Secretary. Mr. Flynn also served as our Chief Financial Officer from January 1996 to August 1997 and as one of our directors from January 1996 to June 1996. From March 1987 until November 1995, Mr. Flynn served as a general partner of Entertainment Media Venture Partners I, L.P., an institutional venture capital fund investing in the entertainment, media and communications technology industries. During this time, Mr. Flynn also served on the board of directors of Integrated Media Systems. Mr. Flynn holds a B.A. in English from Stanford University and an M.B.A. from UCLA.

  Mr. Wiser co-founded Liquid Audio in January 1996. Since July 1999, Mr. Wiser has served as our Senior Vice President of Engineering and Chief Technical Officer. From May 1996 to July 1999, Mr. Wiser served as our Vice President of Engineering and from November 1998 to July 1999 as our Chief Technical Officer. Since June 1996, he has also served as one of our directors. From July 1995 to May 1996, Mr. Wiser served as a senior software engineer, directing audio compression work at Chromatic Research, a multimedia semiconductor device company. From October 1994 to July 1995, Mr. Wiser was a senior software engineer and the director of digital signal processing research for Studer Editech Corporation. From June 1994 to October 1994, Mr. Wiser was a software engineer for Sonic Solutions, a developer of digital media tools. Mr. Wiser holds a B.S. in electrical engineering from the University of Maryland, College Park and an M.S. in electrical engineering from Stanford University.

  Mr. Iwatani has served as our Senior Vice President since July 1999 and as our Chief Financial Officer since August 1997. From May 1995 to April 1997, Mr. Iwatani was the Chief Financial Officer of Berkeley Systems, Inc., a developer and marketer of multimedia entertainment consumer software. From May 1991 to March 1995, Mr. Iwatani served as Director of Finance and Operations at Insignia Solutions, Inc., a utility software company. Mr. Iwatani holds a B.S. in accounting from Santa Clara University, as well as a C.P.A. from the State of California.

  Mr. Steinberg has served as our Senior Vice President of Marketing since July 1999. From September 1998 to July 1999, Mr. Steinberg was the Senior Vice President of Marketing of Eidos Interactive, Inc., a developer and marketer of multimedia entertainment consumer software. From August 1996 to September 1998, Mr. Steinberg was the Vice President of Marketing of Crystal Dynamics, Inc., an entertainment software studio. From October 1994 to August 1996, Mr. Steinberg served as Director of Marketing of Crystal Dynamics, Inc. Prior to October 1994, Mr. Steinberg served as Product Marketing Manager for Crystal Dynamics, Inc. Mr. Steinberg holds a B.S. in marketing from San Francisco State University.

  Mr. Wingate has served as our Senior Vice President of Content Development and Label Relations since November 1999 and as our Vice President of Content Development and Label Relations since August 1998. Mr. Wingate operated his own new media marketing consulting company, Wingate Marketing, from July 1996 until June 1998. From August 1997 to June 1998, Mr. Wingate was also a private music industry consultant. From June 1994 to July 1996, Mr. Wingate was Senior Vice President, Marketing for Arista Records Incorporated, a music recording company. Prior to June 1994, Mr. Wingate held several senior management positions with major music industry record labels, including Polygram, Inc. and Columbia Records. Mr. Wingate holds a B.A. in communications from Brown University.

  Mr. Malone has served as our Vice President of Sales since February 1998. From June 1997 to February 1998, Mr. Malone was our Director, International Sales. From May 1993 to June 1997, Mr. Malone held a variety of positions at Silicon Graphics, Inc., a manufacturer of work stations, servers and supercomputing systems, including Manager, Strategic Marketing, Operations Manager, Portugal and International Business Development Manager. Mr. Malone holds a B.S. in business administration from the University of Arizona and an M.B.A. in international business studies from the University of South Carolina.

  Mr. Prevost has served as our Vice President of Promotions since December 1998. From April 1996 to November 1998, Mr. Prevost was Vice President, Retail at The Album Network, a media company trade journal. Prior to April 1996, Mr. Prevost was president of his own company, the Charly Prevost Company, a multimedia management company. Mr. Prevost has also held several senior management positions within the music recording industry, including president of Island Records.

  Ms. Fleming has served as our Vice President of Corporate Marketing since June 1999. From February 1999 to June 1999, Ms. Fleming was our Director of Corporate Marketing. From December 1995 to February 1999, Ms. Fleming served as Public Relations Director at Netscape Communications Corporation, an Internet services provider. From June 1994 to December 1995, Ms. Fleming was a Corporate Public Relations Manager for Microsoft Corporation, a software company. Ms. Fleming holds a B.A. in English from Stanford University.

  Ms. Furmidge has served as our Vice President of Internet Business since June 1999. From January 1999 to June 1999, Ms. Furmidge was an Executive Producer for ZD TV LLC, an Internet cable channel integrating television and Internet programming. From June 1997 to January 1999, Ms. Furmidge was an Executive Producer for Netscape Communications Corporation. From December 1995 to June 1997, Ms. Furmidge served as a Senior Producer for Netscape Communications Corporation. Prior to December 1995, Ms. Furmridge served as an Engineering Project Manager for Apple Computer, Inc., a software company. Ms. Furmidge holds a B.A. in international relations from Stanford University and an M.B.A. in telecommunications from the University of San Francisco.

  Mr. Rishniw has served as our Vice President of Engineering since October 1999. He was originally employed by us as a software engineer in August 1996, became one of our Development Managers in January 1997 and Director of Engineering in November 1998. From May 1995 until August 1996, Mr. Rishniw served as a senior software engineer for Studer Editech, a professional audio recording equipment company. From August 1994 until May 1995, Mr. Rishniw served as a software engineer for Signal Stream Technology, a medical imaging technology provider. Mr. Rishniw holds a B.S. in engineering from Melbourne Institute of Technology.

  Ms. Winblad has served as one of our directors since May 1996. Ms. Winblad has been a general partner of Hummer Winblad Venture Partners, a venture capital investment firm, since 1989. She is a member of the board of trustees of the University of St. Thomas and is an advisor to numerous entrepreneurial groups such as the Software Development Forum, the Stanford/MIT Venture Forum and the Massachusetts Computer Software Council, Software Industry Business Practices. Ms. Winblad also serves on the boards of directors of Net Perceptions Inc., a developer and supplier of realtime recommendation technology for the Internet, and several private companies. Ms. Winblad holds a B.S. in mathematics and business administration from the College of Saint Catherine and an M.A. in education with an economics focus from the University of St. Thomas.

  Ms. Kessel has served as one of our directors since October 1998. Since November 1995, Ms. Kessel has held several positions at Metromedia International Group, Inc., a global communications and media company, including Executive Vice President, Chief Financial Officer and Treasurer. From January 1993 to June 1997, Ms. Kessel was Executive Vice President and a director of Orion Pictures Corporation, a movie production company. Since January 1994, Ms. Kessel has served as Senior Vice President of Metromedia Company, a privately-held partnership. Ms. Kessel has also served as President of Kluge & Company, a privately-held company, for over five years. Ms. Kessel is currently a director and Executive Vice President of Metromedia Fiber Network, Inc., a fiber optic network provider, and Big City Radio, Inc., an owner and operator of radio station combinations in New York City, Chicago and Los Angeles. Ms. Kessel received an M.B.A. in finance from Columbia University.

  Mr. Climan has served as one of our directors since April 1999. Since February 1999, Mr. Climan has been President of Entertainment Media Ventures, Inc., an investment and advisory company focused on traditional and new media. From October 1995 to May 1997, Mr. Climan was Executive Vice President and President of Worldwide Business Development for Universal Studios, Inc., a media production company. From June 1997 to February 1999 and from June 1986 to September 1995, Mr. Climan was a member of the senior management team at Creative Artists Agency, a talent and literary representation firm. Mr. Climan also serves on the boards of directors of Equity Marketing, Inc., a provider of custom promotional programs, and Sunterra Corporation, a developer and operator of vacation ownership resorts. Mr. Climan holds a B.A. in chemistry from Harvard College, an M.S. in health policy and management from the Harvard School of Public Health and an M.B.A. from Harvard Business School.

  Mr. Robison has served as one of our directors since April 1999. Since January 1994, Mr. Robison has been a business development associate for Vulcan Northwest, Inc., the holding company that manages all personal and business interests for new media investor Paul G. Allen. Mr. Robison serves as a Business Development Associate for Vulcan Ventures, Inc., the venture fund division of Vulcan. Mr. Robison also serves on the boards of directors of C|NET, Inc., Egghead.com, Inc. and ARI Network Services, Inc. Mr. Robison holds a B.A. in communication studies from California State University, Sacramento and an M.A. from the University of California, Davis.

Board Composition

  We currently have six directors. Our restated certificate of incorporation divides our board of directors into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 2000; Class II, whose term will expire at the annual meeting of stockholders to be held in 2001; and Class III, whose term will expire at the annual meeting of stockholders to be held in 2002. The Class I directors are Sanford R. Climan and Eric P. Robison, the Class II directors are Silvia Kessel and Ann Winblad and the Class III directors are Gerald W. Kearby and Philip R. Wiser. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election. In addition, our bylaws provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. See "Description of Capital Stock."

  Each officer is elected by, and serves at the discretion of, the board of directors. Each of our officers and directors, other than nonemployee directors, devotes his or her full time to our affairs. Our nonemployee directors devote the amount of time necessary to discharge their duties to us. There are no family relationships among any of our directors, officers or key employees.

Board Committees

  The audit committee of the board of directors reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants. The audit committee currently consists of Silvia Kessel and Eric P. Robison.

  The compensation committee of the board of directors reviews and recommends to the board of directors the compensation and benefits of all of our executive officers, administers our stock and option plans and establishes and reviews general policies relating to compensation and benefits of our employees. The compensation committee currently consists of Ann Winblad and Sanford R. Climan. No interlocking relationships exist between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has an interlocking relationship existed in the past.

Director Compensation

  Our directors do not receive cash compensation for their service as members of the board of directors, although they are reimbursed for certain expenses in connection with attendance at board and committee meetings. We do not provide additional compensation for committee participation or special assignments of the board of directors. In April 1999, we granted Sanford R. Climan options to purchase 20,000 shares of common stock under our 1996 Equity Incentive Plan. See "--Stock Plans."

Change of Control Arrangements

  We have sold shares of our common stock to each of Gerald W. Kearby, Robert
G. Flynn and Philip R. Wiser. These shares are subject to a vesting schedule that accelerates with respect to the lesser of 25% of their total shares or their remaining unvested shares upon certain corporate transactions, as described in their individual Founders Restricted Stock Purchase Agreements and the amendments to those agreements. We have also granted options to purchase common stock to Gary J. Iwatani and Scott A. Steinberg. The shares underlying the options are subject to a vesting schedule that accelerates with respect to the lesser of 25% of the total number of shares subject to each option or the remaining unvested shares upon certain corporate transactions, as described in each individual option grant.

Executive Compensation

  The following table sets forth the total compensation received for services rendered to us during 1998 by our Chief Executive Officer and our four other most highly compensated executive officers who received salary and bonus in 1998 in excess of $100,000 (Named Executive Officers).

                                                                 Annual
                                                              Compensation
                                                            -------------------
Name and Principal Position                                  Salary      Bonus
----------------------------------------------------------  --------    -------
Gerald W. Kearby, President and Chief Executive Officer...  $158,077    $45,000

Robert G. Flynn, Senior Vice President of Business
 Development..............................................   118,077     26,250

Philip R. Wiser, Senior Vice President of Engineering and
 Chief Technical Officer..................................   118,077     26,250

Gary J. Iwatani, Senior Vice President and Chief Financial
 Officer..................................................   126,930     26,250

Kevin M. Malone, Vice President of Sales..................   160,343(1)  26,250

--------
(1)  Includes $34,694 earned as commissions.

  We did not grant any stock options to any of the Named Executive Officers during 1998. We have never granted any stock appreciation rights.

Fiscal Year End Option Values

  The following table provides summary information concerning stock options held as of December 31, 1998 by each of the Named Executive Officers. None of these officers exercised options in 1998.

                               Number of Securities
                              Underlying Unexercised     Value of Unexercised
                                 Options at Fiscal      In-the-Money Options at
                                     Year-End             Fiscal Year-End(1)
                             ------------------------- -------------------------
Name                         Exercisable Unexercisable Exercisable Unexercisable
---------------------------- ----------- ------------- ----------- -------------
Gerald W. Kearby............     --           --           --           --

Robert G. Flynn.............     --           --           --           --

Philip R. Wiser.............     --           --           --           --

Gary J. Iwatani.............   150,000        --        $271,000        --

Kevin M. Malone.............   112,500        --         203,250        --

--------
(1) The value of unexercised in-the-money options at fiscal year-end is based on a price per share of $2.00, as determined in good faith by the board of directors, less the exercise price.

Stock Plans

  1996 Equity Incentive Plan. Our 1996 Equity Incentive Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986 (Code), and for the granting to employees, directors and consultants of nonstatutory stock options and stock purchase rights (SPRs). The 1996 Plan was approved by the board of directors and the stockholders in September 1996. Unless terminated sooner, the 1996 Plan will terminate automatically in 2009. A total of 3,272,354 shares of common stock is reserved for issuance pursuant to the 1996 Plan, plus annual increases on January 1st of each year equal to the least of (1) 1,500,000 shares, (2) 5% of the outstanding shares on that date or (3) an amount determined by the board.

  The 1996 Plan may be administered by the board of directors or a committee of the board, which committee must, in the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, consist of two or more "outside directors" within the meaning of Section 162(m). The administrator has the power to determine the terms of the options or SPRs granted, including the exercise price, the number of shares subject to each option or SPR, the exercisability of the option or SPR, and the form of consideration payable upon exercise. The board has the authority to amend, suspend or terminate the 1996 Plan, provided that no action may affect any share of common stock previously issued and sold or any option previously granted under the 1996 Plan, unless the board and the option holder mutually agree otherwise.

  Options and SPRs granted under the 1996 Plan are not generally transferable by the optionee, and each option or SPR is exercisable during the lifetime of the optionee only by the optionee. Options granted under the 1996 Plan must generally be exercised within three months of the optionee's separation of service from us, or within twelve months after the optionee's termination by death or disability, but in no event later than the expiration of the option's ten-year term. In the case of SPRs, unless the administrator determines otherwise, the restricted stock purchase agreement must grant us a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's service to us for any reason, including death or disability. The purchase price for shares repurchased under the restricted stock purchase agreement must be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The repurchase option will lapse at a rate determined by the administrator. The exercise price of all incentive stock options granted under the 1996 Plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of nonstatutory stock options and SPRs granted under the 1996 Plan is determined by the administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of
Section 162(m) of the Code, the exercise price must be at least equal to the fair market value of the common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value of the common stock on the date of grant and its term must not exceed five years. The terms of all other options granted under the 1996 Plan may not exceed ten years.

  The 1996 Plan provides that, in the event of a merger of us with or into another corporation or a sale of substantially all of our assets, each outstanding option and SPR must be assumed or an equivalent option or SPR substituted by the successor corporation. If the successor corporation refuses to assume or substitute each outstanding option or SPR, each option or SPR will expire on the completion of the transaction, except as may otherwise be determined by the administrator.

  1999 Employee Stock Purchase Plan. Our 1999 Employee Stock Purchase Plan was adopted by the board of directors in April 1999 and by the stockholders in June 1999. A total of 500,000 shares of common stock has been reserved for issuance under the 1999 Purchase Plan, plus annual increases on January 1st of each year equal to the least of (1) 750,000 shares, (2) 3% of the outstanding shares on that date or (3) an amount determined by the board.

  The 1999 Purchase Plan, which is intended to qualify under Section 423 of the Code, contains consecutive, overlapping, 24-month offering periods. Each offering period includes four six-month purchase periods. The offering periods start on the first trading day on or after June 1 and December 1 of each year, except for the first offering period, which commenced on July 8, 1999 and ends on the last trading day on or before May 31, 2001.

  Employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, any employee who (1) immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or (2) whose rights to purchase stock under all of our employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year may be not be granted an option to purchase stock under the 1999 Purchase Plan. The 1999 Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of the participant's "compensation." Compensation is defined as the participant's base straight time gross earnings, bonuses, commissions, payments for overtime, shift premium payments and other cash compensation, exclusive of any non-cash compensation. The maximum number of shares a participant may purchase during a single purchase period is 2,500 shares.

  Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each purchase period. The price of stock purchased under the 1999 Purchase Plan is generally 85% of the lower of the fair market value of the common stock (1) at the beginning of the offering period or (2) at the end of the purchase period. In the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, the participants will be withdrawn from the current offering period following exercise and automatically re-enrolled in a new offering period. The new offering period will use the fair market value as of the first date of the new offering period to determine the purchase price for future purchase periods. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

  Rights granted under the 1999 Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the 1999 Purchase Plan. The 1999 Purchase Plan provides that, in the event of a merger of us with or into another corporation or a sale of substantially all of our assets, each outstanding option may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set. The 1999 Purchase Plan will terminate in 2009. The board of directors has the authority to amend or terminate the 1999 Purchase Plan, except that no action may adversely affect any outstanding rights to purchase stock under the 1999 Purchase Plan.

401(k) Plan

  We maintain a tax-qualified employee savings and retirement plan, a 401(k) Plan, which covers all of our eligible employees. Pursuant to the 401(k) Plan, participants may elect to reduce their current compensation, on a pre-tax basis, up to the maximum annual limit under the Code and have the amount of the reduction contributed to the 401(k) Plan. Participants' salary reduction contributions are fully vested at all times. We may make matching employer contributions and additional employer contributions to the 401(k) Plan. Participants' interests in their matching contributions and additional employer contributions, if any, vest in accordance with a four-year graduated vesting schedule. Participants are eligible for a distribution from the 401(k) Plan upon their reaching age 59, death, disability or separation from service with us. The 401(k) Plan is intended to qualify under Section 401(a) of the Code, and its accompanying trust is intended to be a tax-exempt trust under Section 501(a) of the Code. Contributions made on behalf of participants, on a pre-tax basis, to the 401(k) Plan, and income earned on these contributions, are not currently taxable to participants. All contributions are tax deductible by us.

Limitation of Liability and Indemnification Matters

  Our restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  . breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions; and

  . any transaction from which the director derived an improper personal benefit.

  This limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

  Our bylaws provide that we must indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions on behalf of us, regardless of whether our bylaws permit indemnification under those circumstances.

  We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, indemnify our directors and executive officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts, incurred in any action or proceeding, including any action on our behalf arising out of their services as a director, officer, employee, agent or fiduciary, or on behalf of any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

  At present, there is no material litigation or proceeding pending involving any of our directors or officers in which indemnification is required or permitted, and we are not aware of any threatened material litigation or proceeding that may result in a claim for indemnification.

                           RELATED PARTY TRANSACTIONS

  Since our inception in January 1996, we have never been a party to any transaction or series of similar transactions in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer or holder of more than 5% of our common stock had or will have an interest, other than as described under "Management" and the transactions described below.

  Gerald W. Kearby, Philip R. Wiser and Robert G. Flynn, all current executive officers, were involved in our founding and organization and may be considered as our promoters. Following our inception in January 1996, we issued 937,500 shares of common stock to Mr. Kearby, 843,750 shares of common stock to Mr. Wiser and 750,000 shares of common stock to Mr. Flynn. Mr. Kearby, Mr. Wiser and Mr. Flynn each contributed a nominal amount of capital for our initial capitalization.

  From May to July 1996, we sold an aggregate of 3,049,989 shares of Series A preferred stock to certain investors at a purchase price of $0.656 per share. In May 1997, we sold an aggregate of 3,186,888 shares of Series B preferred stock to certain investors at a purchase price of $1.96 per share. In July and September 1998, we sold an aggregate of 3,507,322 shares of Series C preferred stock to certain investors at a purchase price of $6.14 per share. The shares of Series A, Series B and Series C preferred stock automatically converted into 9,744,199 shares of common stock upon the closing of our initial public offering.

  The holders of converted shares of common stock are entitled to demand and piggy-back registration rights. See "Description of Capital Stock--Registration Rights."

  The investors in the preferred stock included the following entities, which are 5% stockholders, affiliated with directors, or both:

                                   Shares of       Shares of       Shares of
                                   Series A        Series B        Series C
Investor                        Preferred Stock Preferred Stock Preferred Stock
------------------------------- --------------- --------------- ---------------
5% Stockholder Entities
 Affiliated with Directors:
 Entities affiliated with Ann
  Winblad(1)...................    1,829,272        788,928           81,431
  (Entities affiliated with
  Hummer Winblad Venture
   Partners)(2)
 Entity affiliated with Eric P.
  Robison(1)...................           --        510,204          488,599
  (Vulcan Ventures, Inc.)
 Entity affiliated with Silvia
  Kessel(1)....................           --             --          977,198
  (Metromedia Company)
Other 5% Stockholders:
 Intel Corporation.............      763,398        612,245        1,140,065
 Entities affiliated with The
  Phoenix Partners(3)..........           --        637,756          162,866

--------
(1) Ann Winblad, Eric P. Robison and Silvia Kessel are each members of our board of directors. Ms. Winblad is a general partner of Hummer Winblad Venture Partners. Mr. Robison is a business development associate of Vulcan Ventures, Inc. Ms. Kessel is a Senior Vice President of Metromedia Company.

(2) Hummer Winblad Venture Partners II, L.P. purchased 1,756,098 shares of Series A preferred stock, 757,370 shares of Series B preferred stock and 80,943 shares of Series C preferred stock. Hummer Winblad Technology Fund II, L.P. purchased 62,198 shares of Series A preferred stock and 26,825 shares of Series B preferred stock. Hummer Winblad Technology Fund IIA, L.P. purchased 10,976 shares of Series A preferred stock, 4,733 shares of Series B preferred stock and 488 shares of Series C preferred stock.

(3) The Phoenix Partners III Liquidating Trust purchased 177,154 shares of Series B preferred stock and 45,241 shares of Series C preferred stock. The Phoenix Partners IIIB Limited Partnership purchased 141,724 shares of Series B preferred stock and 36,192 shares of Series C preferred stock. The Phoenix Partners IV Limited Partnership purchased 318,878 shares of Series B preferred stock and 81,433 shares of Series C preferred stock.

                       PRINCIPAL AND SELLING STOCKHOLDERS

  The following table presents information with respect to beneficial ownership of our common stock as of September 30, 1999 and as adjusted to reflect the sale of the shares offered by this prospectus by:

  . each person who beneficially owns more than 5% of the common stock;

  . each of our executive officers;

  . each of our directors;

  . all executive officers and directors as a group; and

  . the selling stockholders.

  Except as otherwise noted, the address of each 5% stockholder listed in the table is c/o Liquid Audio, Inc., 810 Winslow Street, Redwood City, CA 94063. The table includes all shares of common stock issuable within 60 days of September 30, 1999 upon the exercise of options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned. The applicable percentage of ownership for each stockholder is based on 18,868,755 shares of common stock outstanding as of September 30, 1999, together with applicable options for that stockholder. Shares of common stock issuable upon exercise of options and other rights beneficially owned are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options and other rights, but are not deemed outstanding for computing the percentage ownership of any other person.

                                   Shares
                                Beneficially
                               Owned Prior to            Shares Beneficially
                                  Offering      Shares  Owned After Offering
                              -----------------  to be  -----------------------
Name of Beneficial Owner       Number   Percent  Sold     Number      Percent
----------------------------- --------- ------- ------- ------------ ----------
Entities affiliated with
 Hummer Winblad Venture
 Partners(1)................. 2,699,631  14.3%        0    2,699,631     12.6%
 Two South Park, Second Floor
 San Francisco, CA 94107
Intel Corporation............ 2,515,708  13.3         0    2,515,708     11.8
 2200 Mission College
  Boulevard
 Santa Clara, CA 95052
Vulcan Ventures, Inc.(2).....   998,803   5.3         0      998,803      4.7
 110 110th Avenue NE, Suite
  500
 Bellevue, WA 98004
Metromedia Company(3)........   977,198   5.2    97,720      879,478      4.1
 1 Meadowlands Plaza East
 Rutherford, NJ 07073
Gerald W. Kearby.............   937,500   5.0    93,400      844,100      4.0
Philip R. Wiser..............   832,842   4.4    84,375      748,467      3.5
Robert G. Flynn..............   750,000   4.0    75,000      675,000      3.2
Gary J. Iwatani(4)...........   200,000   1.0    30,000      170,000        *
Kevin M. Malone(5)...........   112,500     *    12,500      100,000        *
Richard W. Wingate(6)........   111,000     *    10,000      101,000        *
Scott A. Steinberg(7)........   100,000     *         0      100,000        *
Heather Furmidge(8)..........    95,000     *         0       95,000        *
Andrea Cook Fleming(9).......    85,000     *         0       85,000        *
Leon Rishniw (10)............    57,500     *     8,000       49,500        *
Mathieu Prevost(11)..........    40,000     *         0       40,000        *
Ann Winblad(1)............... 2,699,631  14.3         0    2,699,631     12.6
Eric P. Robison(2)...........   999,803   5.3         0      999,803      4.7
Silvia Kessel(3).............   978,698   5.2    97,720      880,978      4.1
Sanford R. Climan(12)........    26,700     *         0       26,700        *
All executive officers and
 directors as a group
 (15 persons)(13)............ 8,026,174  40.9   410,995    7,615,179     34.4
A. Robert Modeste............   249,998   1.3    49,999      199,999        *
Other selling
 stockholders(14)............   324,500   1.7    42,930      281,570      1.3

--------
 *  Less than 1%

 (1) Consists of 2,594,411 shares of common stock owned by Hummer Winblad Venture Partners II, L.P., 89,023 shares of common stock owned by Hummer Winblad Technology Fund II, L.P. and 16,197 shares of common stock owned by Hummer Winblad Technology Fund IIA, L.P. (collectively, the "Hummer Winblad Funds"). John Hummer, Ann Winblad (one of our directors) and Mark Gorenberg are general partners of Hummer Winblad Equity Partners II, L.P. ("HWII"), the general partner of each of the Hummer Winblad Funds. Consequently, HWII and Mr. Hummer, Ms. Winblad and Mr. Gorenberg may each be deemed to beneficially own all of the shares held by the Hummer Winblad Funds. HWII, Mr. Hummer, Ms. Winblad and Mr. Gorenberg each disclaim beneficial ownership of such shares, except to the extent of their respective pecuniary interest therein.
 (2) Paul Allen is the sole shareholder of Vulcan Ventures, Inc. and the beneficial owner of the shares held by Vulcan Ventures, Inc. Mr. Robison, one of our directors, is a business development associate of Vulcan Ventures, Inc. Mr. Robison possesses no investment or voting power over and disclaims beneficial ownership of the shares held by Vulcan Ventures, Inc. Mr. Robison holds 1,000 shares of common stock in his own name.
 (3) Ms. Kessel, one of our directors is Senior Vice President of Metromedia Company. Ms. Kessel disclaims beneficial ownership of shares held by Metromedia Company. Ms. Kessel holds 1,500 shares of common stock in her own name, none of which are being sold in this offering.
 (4) Consists of 200,000 shares of common stock issuable upon the exercise of options exercisable within 60 days of September 30, 1999.
 (5) Includes 92,500 shares of common stock issuable upon the exercise of options exercisable within 60 days of September 30, 1999.
 (6) Includes 101,000 shares of common stock issuable upon the exercise of options exercisable within 60 days of September 30, 1999.
 (7) Consists of 100,000 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of September 30, 1999.
 (8) Consists of 95,000 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of September 30, 1999.
 (9) Consists of 85,000 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of September 30, 1999.
(10) Includes 20,000 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of September 30, 1999.
(11) Consists of 40,000 shares of common stock issuable upon the exercise of options exercisable within 60 days of September 30, 1999.
(12) Includes 20,000 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of September 30, 1999.
(13) Includes 753,500 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of September 30, 1999.
(14) Consists of 6 employees each selling between 450 and 15,000 shares.

                          DESCRIPTION OF CAPITAL STOCK

General

  Our restated certificate of incorporation authorizes the issuance of up to 50,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, the rights and preferences of which may be established from time to time by our board of directors. As of September 30, 1999, 18,868,755 shares of common stock were outstanding. As of September 30, 1999, we had 99 stockholders of record.

Common Stock

  Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences to which holders of preferred stock issued after the sale of the common stock in this offering may be entitled, holders of common stock will be entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock offered by us in this offering, when issued and paid for, will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

  The board of directors has the authority, subject to any limitations prescribed by law, without stockholder approval, from time to time to issue up to an aggregate of 5,000,000 shares of preferred stock, par value $0.001 per share, in one or more series, each series to have rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as may be determined by the board of directors. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Warrants

  As of September 30, 1999, we had outstanding a warrant to purchase 48,860 shares of common stock at an exercise price of $6.14 per share, warrants to purchase a total of 393,203 shares of common stock at an exercise price of $6.56 per share, a warrant to purchase 83,334 shares of common stock at an exercise price of $26.36 per share and a warrant to purchase 83,333 shares of common stock at an exercise price of $40.00 per share. Each warrant has a net exercise provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares, based on the fair market value of our stock at the time of the exercise of the warrant, after deducting the aggregate exercise price.

Registration Rights

  Pursuant to our Second Amended and Restated Investor Rights Agreement dated July 31, 1998, among us and our holders of preferred stock or warrants to purchase preferred stock, the holders of approximately 9,663,624 shares of common stock, will have rights to register those shares under the Securities Act of 1933 after January 4, 2000. Subject to limitations in the Rights Agreement, the holders of at least 25% of the outstanding shares of registrable securities, or a lesser number of shares if the anticipated aggregate offering price, before underwriting discounts and commissions, would exceed $5,000,000, may require, on two occasions, that we use our best efforts to register their shares of registrable securities for public resale. If we register any of our common stock for our own account or for the account of other security holders, the parties to the Rights Agreement may include their shares of common stock in the registration, subject to the ability of the underwriters to limit the number of shares included in the offering. Subject to limitations in the Rights Agreement, the holders of at least 20% of our outstanding shares of registrable securities may require us to register all or a portion of their registrable securities on Form S-3 when we are eligible to use that form, provided that the proposed aggregate price to the public would equal or exceed $500,000. We will bear all fees, costs and expenses of any registration on Form S-3, other than underwriting discounts and commissions. Upon the effectiveness of any registration statement filed to register our common stock, all shares so registered would become freely tradable, without any restrictions imposed by the Securities Act. The holders of registration rights have agreed to waive their registration rights with respect to this offering.

Effect of Provisions of Our Certificate of Incorporation and Bylaws and the Delaware Anti-takeover Statute

  Provisions of our restated certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. These provisions:

  . divide our board of directors into three classes serving staggered three-year terms;

  . eliminate the right of stockholders to act by written consent without a meeting;

  . eliminate the right of stockholders to call special meetings;

  . eliminate cumulative voting in the election of directors; and

  . allow us to issue preferred stock without any vote or further action by the stockholders.

  The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of our board of directors, as the classification of the board of directors increases the difficulty of replacing a majority of the directors. These provisions may have the effect of deferring hostile takeovers, delaying changes in our control or management, or may make it more difficult for stockholders to take certain corporate actions. The amendment of any of these provisions would require approval by holders of at least 66 2/3% of the outstanding common stock.

  In addition, we are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder, unless:

  . prior to the date of the proposed action, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder's becoming an interested stockholder;

  . upon completion of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . on or subsequent to the date of the proposed action, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Transfer Agent and Registrar

  The transfer agent and registrar for the common stock is Chase Mellon Shareholder Services.

                        SHARES AVAILABLE FOR FUTURE SALE

  Sales of substantial amounts of our common stock in the public market following the offering could cause the market price of our common stock to fall and could affect our ability to raise capital on terms favorable to us.

  Of the 21,364,831 shares to be outstanding after the offering, assuming that the underwriters do not exercise their over-allotment option, the 3,000,000 shares of common stock sold in this offering and the 4,800,000 shares sold in our initial public offering will be freely tradable without restriction in the public market unless the shares are held by "affiliates," as that term is defined in Rule 144(a) under the Securities Act of 1933. For purposes of Rule 144, an "affiliate" of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, the issuer.

  The remaining shares of common stock to be outstanding after the offering are "restricted securities" under the Securities Act of 1933 and may be sold in the public market upon the expiration of the holding periods under Rule 144, described below, subject to the volume, manner of sale and other limitations of Rule 144. Of these shares, 9,940,892 shares will be released from lock-up agreements from our initial public offering and will be freely tradable subject to Rule 144 or 701 beginning January 5, 2000. An additional 3,623,939 shares are subject to lock-up agreements that expire 90 days after the date of the final prospectus for this offering.

  In general, under Rule 144 as currently in effect, a person who has beneficially owned shares for at least one year, including an "affiliate," is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  . 1% of the then outstanding shares of our common stock (approximately
    213,648 shares immediately following the offering); or

  . the average weekly trading volume during the four calendar weeks preceding filing of notice of the sale of shares of common stock.

  Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. A stockholder who is deemed not to have been an "affiliate" of ours at any time during the 90 days preceding a sale, and who has beneficially owned restricted shares for at least two years, would be entitled to sell shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions or public information requirements.

  In addition, as of September 30, 1999, there were outstanding warrants to purchase 608,730 shares of common stock and options to purchase 1,335,873 shares of common stock, of which approximately 253,937 options were fully vested. An additional 1,114,833 shares are reserved for issuance under our 1996 Equity Incentive Plan.

  Holders of 9,663,624 shares of common stock are entitled to registration rights with respect to these shares for resale under the Securities Act of 1933. If these holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, these sales could harm the market price for our common stock. These registration rights may not be exercised before January 5, 2000 upon the expiration of the 180 days lock-up agreements from our initial public offering. See "Description of Capital Stock--Registration Rights."

Lock-Up Arrangements

  Along with our officers and directors, all holders of our common stock, warrants and options have agreed not to sell or otherwise dispose of any shares of common stock until January 5, 2000, other than those sales made in this offering, without prior written consent. In addition, each of the selling stockholders and each of our officers have agreed not to sell or otherwise dispose of any shares of common stock until 90 days after the date of this prospectus.

                                  UNDERWRITING

  Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, the underwriters named below, for whom Lehman Brothers Inc., BancBoston Robertson Stephens Inc., U.S. Bancorp Piper Jaffray Inc., Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, and Fidelity Capital Markets, a division of National Financial Services Corporation, are acting as representatives, have each agreed to purchase from us and the selling stockholders the respective number of shares of common stock shown opposite its name below:

                                                                      Number of
     Underwriters                                                      Shares
     ---------------------------------------------------------------  ---------
     Lehman Brothers Inc. ..........................................  1,595,000
     BancBoston Robertson Stephens Inc. ............................    435,000
     U.S. Bancorp Piper Jaffray Inc. ...............................    435,000
     Dain Rauscher Wessels, a division of Dain Rauscher Incorporated
      ..............................................................    435,000
     Fidelity Capital Markets, a division of National Financial
      Services Corporation..........................................    100,000
                                                                      ---------
      Total.........................................................  3,000,000
                                                                      =========

  The underwriting agreement provides that the underwriters' obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement and that, if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, all of the shares of common stock that the underwriters have agreed to purchase under the underwriting agreement, must be purchased. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us and the selling stockholders to the underwriters are true, that there is no material change in the financial markets and that we deliver to the underwriters customary closing documents.

  The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to dealers, who may include the underwriters, at this public offering price less a selling concession not in excess of $1.00 per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $.10 per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

  We have granted to the underwriters an option to purchase up to 450,000 additional shares of our common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriter's initial commitment as indicated in the table above and we will be obligated, under the over-allotment option, to sell the shares of common stock to the underwriters.

  We, the selling stockholders and our executive officers have agreed that, without the prior consent of Lehman Brothers, we and they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock for a period of 90 days from the date of this prospectus. All of our executive officers and directors and stockholders holding all of the shares of our common stock, including all of the holders of the warrants, have agreed under lock-up agreements that, without the prior written consent of Lehman Brothers, they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock until January 5, 2000. See "Shares Available for Future Sale."

  The common stock is quoted on the Nasdaq National Market under the symbol "LQID."

  Fidelity Capital Markets, a division of National Financial Services Corporation, is acting as an underwriter in this offering, and will be facilitating electronic distribution of information through the Internet, intranet and other proprietary electronic technology.

  We and the selling stockholders have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

  Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase shares of common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of the common stock. These transactions may consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the common stock.

  The underwriters may create a short position in the common stock in connection with the offering, which means that they may sell more shares than are set forth on the cover page of this prospectus. If the underwriters create a short position, then the representatives may reduce that short position by purchasing common stock in the open market. The representatives also may elect to reduce any short position by exercising all or part of the over-allotment option.

  In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of these purchases.

  None of Liquid Audio, the selling stockholders or any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, none of Liquid Audio, the selling stockholders or any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

  Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada in which the sale is made.

  Purchasers of the shares of common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

  As permitted by Rule 103 of Regulation M promulgated by the Securities and Exchange Commission under the Exchange Act, the underwriters, if any, that are market makers, referred to as passive market makers, in the common stock, may make bids for or purchases of the common stock on the Nasdaq National Market until the time, if any, when a stabilizing bid for the securities has been made. Rule 103 generally provides that:

  . a passive market maker's net daily purchases of the common stock may not exceed 30% of its average daily trading volume in the securities for the two full consecutive calendar months (or any 60 consecutive days ending within the 10 days) immediately preceding the filing date of the registration statement of which this prospectus forms a part;

  . a passive market maker may not effect transactions or display bids for the common stock at a price that exceeds the highest independent bid for the common stock by persons who are not passive market makers; and

  . bids made by passive market makers must be identified as such.

                                 LEGAL MATTERS

  Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California will pass upon the validity of the common stock that we are selling in this offering. Fenwick & West LLP, Palo Alto, California will pass upon legal matters for the underwriters. As of the date of this prospectus, Wilson Sonsini Goodrich & Rosati and its partners beneficially owned 4,071 shares of our common stock, and an investment partnership comprised of partners of Fenwick & West beneficially owned 22,863 shares of our common stock.

                                    EXPERTS

  The financial statements as of December 31, 1997 and 1998 and for the period from January 30, 1996 (inception) through December 31, 1996, and for the years ended December 31, 1997 and 1998 included in this prospectus have been so included in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   WHERE YOU MAY FIND ADDITIONAL INFORMATION

  We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including the exhibits filed with the registration statement, under the Securities Act of 1933 with respect to the shares to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares to be sold in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference, are not necessarily complete, and in each instance we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by the more complete description of the matter involved.

  We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the public reference facilities of the SEC located at 450 Fifth Street N.W., Washington D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You can also access copies of such material electronically on the SEC's home page on the World Wide Web at http://www.sec.gov.

                               LIQUID AUDIO, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Accountants.......................................... F-2
Balance Sheet.............................................................. F-3
Statement of Operations.................................................... F-4
Statement of Stockholders' Deficit......................................... F-5
Statement of Cash Flows.................................................... F-6
Notes to Financial Statements.............................................. F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Liquid Audio, Inc.

  In our opinion, the accompanying balance sheet and the related statements of operations, of stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Liquid Audio, Inc. at December 31, 1997 and 1998, and the results of its operations and its cash flows for the period from January 30, 1996 (inception) through December 31, 1996, and for the years ended December 31, 1997 and 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
San Jose, California
August 20, 1999

                               LIQUID AUDIO, INC.

                                 BALANCE SHEET
                        (in thousands except share data)

                                                     December 31,
                                                   -----------------  September 30,
                                                    1997      1998        1999
                                                   -------  --------  -------------
Assets                                                                 (unaudited)
Current assets:
 Cash and cash equivalents........................ $ 2,387  $ 14,143     $62,913
 Short-term investments...........................      --     3,001       7,603
 Accounts receivable, net.........................      84       376         183
 Receivables from related parties.................      --       615         942
 Other current assets.............................     136       314         917
                                                   -------  --------    --------
  Total current assets............................   2,607    18,449      72,558
                                                   -------  --------    --------
Property and equipment, net.......................     671     1,507       4,320
Other assets......................................      57        70         117
                                                   -------  --------    --------
    Total assets.................................. $ 3,335  $ 20,026    $ 76,995
                                                   =======  ========    ========
Liabilities, mandatorily redeemable convertible
preferred stock and warrants and stockholders'
equity (deficit)
Current liabilities:
 Accounts payable................................. $   405  $    802    $  2,177
 Accrued expenses and other current liabilities...     732       932       2,361
 Deferred revenue.................................      90     1,177       1,191
 Capital lease obligations, current portion.......     122       197         185
 Equipment loan, current portion..................      --       281         589
 Line of credit...................................     400        --          --
                                                   -------  --------    --------
  Total current liabilities.......................   1,749     3,389       6,503
                                                   -------  --------    --------
Capital lease obligations, non-current portion....     218       330         231
Equipment loan, non-current portion...............      --       639         879
Note payable to related party.....................      --       --          425
                                                   -------  --------    --------
    Total liabilities.............................   1,967     4,358       8,038
                                                   -------  --------    --------
Series A, B and C mandatorily redeemable
 convertible preferred stock and warrants (note
 5)...............................................   8,247    29,801          --
                                                   -------  --------    --------
Commitments and contingencies (note 9)
Stockholders' equity (deficit):
 Preferred stock, $0.001 par value; 5,000,000
  shares authorized; none issued or outstanding
  (unaudited).....................................                            --
 Common stock, $0.001 par value; 25,878,000 shares
  authorized; 3,899,643, 3,916,045 and 18,868,755
  (unaudited) shares issued
  and outstanding.................................       4         4          19
 Additional paid-in capital.......................   2,159     3,917     102,362
 Unearned compensation............................  (1,562)   (2,035)     (1,370)
 Accumulated deficit..............................  (7,480)  (16,019)    (32,054)
                                                   -------  --------    --------
    Total stockholders' equity (deficit)..........  (6,879)  (14,133)     68,957
                                                   -------  --------    --------
    Total liabilities, mandatorily redeemable
     convertible preferred stock and warrants and
     stockholders' equity (deficit)............... $ 3,335  $ 20,026    $ 76,995
                                                   =======  ========    ========


   The accompanying notes are an integral part of these financial statements.

                               LIQUID AUDIO, INC.

                            STATEMENT OF OPERATIONS
               (in thousands, except share and per share amounts)

                           Period From
                           January 30,                                Nine Months Ended
                         1996 (inception) Year Ended December 31,       September 30,
                         Through December -------------------------  ---------------------
                             31, 1996        1997          1998        1998        1999
                         ---------------- -----------  ------------  ---------  ----------
                                                                         (unaudited)
Net revenues:
 License................     $    --      $       246  $      1,235  $     808  $    1,129
 Services...............          --               10           268        169         367
 Business development
  (related party).......          --               --         1,300        750       1,565
                             -------      -----------  ------------  ---------  ----------
  Total net revenues....          --              256         2,803      1,727       3,061
                             -------      -----------  ------------  ---------  ----------
Cost of net revenues:
 License................          --              302           310        175         156
 Services...............          --               91           242        170         649
 Business development
  (related party).......          --               --             2         --          68
                             -------      -----------  ------------  ---------  ----------
  Total cost of net
   revenues.............          --              393           554        345         873
                             -------      -----------  ------------  ---------  ----------
Gross profit (loss).....          --             (137)        2,249      1,382       2,188
                             -------      -----------  ------------  ---------  ----------

Operating expenses:
 Sales and marketing....         237            2,820         4,035      2,676       6,449
 Research and
  development...........         692            1,880         4,109      2,666       7,710
 General and
  administrative........         327              898         1,642      1,155       1,741
 Strategic marketing--
  equity instruments....          --               --            --         --       2,190
 Stock compensation
  expense...............          31              534         1,241        882       1,119
                             -------      -----------  ------------  ---------  ----------
  Total operating
   expenses.............       1,287            6,132        11,027      7,379      19,209
                             -------      -----------  ------------  ---------  ----------
Loss from operations....      (1,287)          (6,269)       (8,778)    (5,997)    (17,021)
Interest income.........          24              125           379        151       1,172
Interest expense........          (1)             (72)         (140)      (100)       (138)
Other income (expense),
 net....................          --               --            --         --         (48)
                             -------      -----------  ------------  ---------  ----------
Net loss................     $(1,264)     $    (6,216) $     (8,539) $  (5,946) $  (16,035)
                             =======      ===========  ============  =========  ==========
Net loss per share:
 Basic and diluted......     $(14.93)     $     (4.95) $      (3.60) $   (2.67) $    (2.07)
                             =======      ===========  ============  =========  ==========
 Weighted average
  shares................      84,635        1,256,114     2,370,564  2,227,000   7,755,000
                             =======      ===========  ============  =========  ==========
Pro forma net loss per
 share:
 Basic and diluted
  (unaudited)...........                               $      (0.85)            $   (1.10)
                                                       ============             ==========
 Weighted average shares
  (unaudited)...........                                 10,041,546             14,561,000
                                                       ============             ==========


   The accompanying notes are an integral part of these financial statements.

                               LIQUID AUDIO, INC.

                       STATEMENT OF STOCKHOLDERS' DEFICIT
                      (in thousands except share amounts)

                            Common Stock     Additional
                          ------------------  Paid-in     Unearned   Accumulated
                            Shares    Amount  Capital   Compensation   Deficit    Total
                          ----------  ------ ---------- ------------ ----------- -------
Issuance of common stock
 to founders............   3,431,244   $  3   $      2    $    --     $    --    $     5
Unearned compensation...         --     --         239       (239)         --        --
Amortization of unearned
 compensation...........         --     --         --          31          --         31
Net loss................         --     --         --         --        (1,264)   (1,264)
                          ----------   ----   --------    -------     --------   -------
Balance at December 31,
 1996...................   3,431,244      3        241       (208)      (1,264)   (1,228)

Exercise of stock
 options................     468,399      1         30        --           --         31
Unearned compensation...         --     --       1,888     (1,888)         --        --
Amortization of unearned
 compensation...........         --     --         --         534          --        534
Net loss................         --     --         --         --        (6,216)   (6,216)
                          ----------   ----   --------    -------     --------   -------
Balance at December 31,
 1997...................   3,899,643      4      2,159     (1,562)      (7,480)   (6,879)

Repurchase of founders'
 common stock...........     (87,868)   --         --         --           --        --
Repurchase of common
 stock in connection
 with unvested stock
 options previously
 exercised..............     (24,219)   --          (2)       --           --         (2)
Exercise of stock
 options................      90,173    --           6        --           --          6
Issuance of common stock
 in connection with
 marketing agreement....      38,316    --          40        --           --         40
Unearned compensation...         --     --       1,714     (1,714)         --        --
Amortization of unearned
 compensation...........         --     --         --       1,241          --      1,241
Net loss................         --     --         --         --        (8,539)   (8,539)
                          ----------   ----   --------    -------     --------   -------
Balance at December 31,
 1998...................   3,916,045      4      3,917     (2,035)     (16,019)  (14,133)

Repurchase of common
 stock in connection
 with unvested stock
 options previously
 exercised (unaudited)..     (36,486)   --          (2)       --           --         (2)
Issuance of common stock
 for services rendered
 (unaudited)............     100,000    --       1,100        --           --      1,100
Issuance of common stock
 warrants in connection
 with a strategic
 marketing agreement
 (unaudited)............         --     --       1,090        --           --      1,090
Conversion of
 mandatorily redeemable
 convertible preferred
 stock upon initial
 public offering
 (unaudited)............   9,744,199     10     29,791        --           --     29,801
Issuance of common stock
 (unaudited)............   4,821,216      5     65,892        --           --     65,897
Exercise of stock
 options (unaudited)....     323,781    --         120         --          --        120
Unearned compensation
 (unaudited)............         --     --         454       (454)         --        --
Amortization of unearned
 compensation
 (unaudited)............         --     --         --       1,119          --      1,119
Net loss (unaudited)....         --     --         --         --       (16,035)  (16,035)
                          ----------   ----   --------    -------     --------   -------
Balance at September 30,
 1999 (unaudited).......  18,868,755   $ 19   $102,362    $(1,370)    $(32,054)  $68,957
                          ==========   ====   ========    =======     ========   =======

   The accompanying notes are an integral part of these financial statements.

                               LIQUID AUDIO, INC.

                            STATEMENT OF CASH FLOWS
                                 (in thousands)

                             Period From
                             January 30,                        Nine Months
                           1996 (inception)   Year Ended           Ended
                               Through       December 31,      September 30,
                             December 31,   ----------------  -----------------
                                 1996        1997     1998     1998      1999
                           ---------------- -------  -------  -------  --------
Cash flows from operating
activities:                                                     (unaudited)
 Net loss................      $(1,264)     $(6,216) $(8,539) $(5,946) $(16,035)
 Adjustments to reconcile
  net loss to net cash
  used in operating
  activities:
  Depreciation and
   amortization..........           34          121      451      262       646
  Amortization of
   unearned
   compensation..........           31          534    1,241      882     1,119
  Allowance for doubtful
   accounts..............           --           55      210      180        33
  Equity investment
   losses................           --           --      400       --       378
  Strategic marketing-
   equity instruments....           --           --       --       --     2,190
  Other..................           --           --       --       --        49
  Changes in assets and
   liabilities:
  Accounts receivable....           --         (139)    (502)    (278)      160
  Receivables from
   related parties.......           --           --     (615)     (57)     (327)
  Other assets...........          (38)        (155)    (191)    (197)     (650)
  Accounts payable.......           21          384      397      (60)    1,375
  Accrued expenses and
   other current
   liabilities...........          142          590      259      291     1,429
  Deferred revenue.......           15           75    1,087      684        14
                               -------      -------  -------  -------  --------
  Net cash used in
   operating activities..       (1,059)      (4,751)  (5,802)  (4,239)   (9,619)
                               -------      -------  -------  -------  --------
Cash flows from investing
 activities:
 Acquisition of property
  and equipment..........          (83)        (319)    (982)    (480)   (3,422)
 Purchases of short-term
  investments............           --           --   (3,001)  (1,005)   (4,602)
 Equity investment.......           --           --     (400)      --        --
                               -------      -------  -------  -------  --------
  Net cash used in
   investing activities..          (83)        (319)  (4,383)  (1,485)   (8,024)
                               -------      -------  -------  -------  --------
Cash flows from financing
 activities:
 Proceeds from issuance
  of mandatorily
  redeemable convertible
  preferred stock........        1,941        6,246   21,535   21,554        --
 Proceeds from issuance
  of common stock........            5           31        4        4    66,013
 Payments made under
  capital leases.........           --          (84)    (118)     (76)     (148)
 Proceeds from equipment
  loan...................           --           --      920       --       846
 Payments made under
  equipment loan.........           --           --       --       --      (298)
 Proceeds from borrowings
  under line of credit...           --          400       --       --        --
 Payments made under line
  of credit..............           --           --     (400)    (400)       --
 Proceeds from short-term
  loan...................           --          400    1,330    1,160        --
 Payments on short-term
  loan...................           --         (400)  (1,330)  (1,160)       --
 Proceeds from issuance
  of convertible
  promissory note to
  related party..........           60           --       --       --        --
                               -------      -------  -------  -------  --------
  Net cash provided by
   financing activities..        2,006        6,593   21,941   21,082    66,413
                               -------      -------  -------  -------  --------
 Net increase (decrease)
  in cash and cash
  equivalents............          864        1,523   11,756  (15,358)   48,770
 Cash and cash
  equivalents at
  beginning of period....           --          864    2,387    2,387    14,143
                               -------      -------  -------  -------  --------
 Cash and cash
  equivalents at end of
  period.................      $   864      $ 2,387  $14,143  $17,745  $ 62,913
                               =======      =======  =======  =======  ========
Supplemental disclosures:
 Cash paid for interest..      $     1      $    72  $   121  $   101  $    138
Non-cash investing and
 financing activities:
 Acquisition of property
  and equipment through
  capital leases.........      $   135      $   289  $   305  $   177  $     37
 Issuance of common stock
  for services rendered..      $    --      $    --  $    40  $    --  $  1,100
 Issuance of warrants in
  connection with a
  strategic marketing
  agreement..............      $    --      $    --  $    --  $    --  $  1,090
 Conversion of
  convertible promissory
  note to Series A
  mandatorily redeemable
  convertible preferred
  stock..................      $    60      $    --  $    --  $    --  $     --
 Equity investment with
  note payable...........      $    --      $    --  $    --  $    --  $    378

   The accompanying notes are an integral part of these financial statements.

                               LIQUID AUDIO, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1--THE COMPANY AND SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES:

The Company

  Liquid Audio, Inc. (the "Company") was incorporated in California in January 1996 and reincorporated in Delaware in April 1999 with the goal of becoming the premier provider of software applications and services that enable the secure delivery and sale of digital music over the Internet. To this end, the Company has developed an end-to-end solution for promoting and distributing music over the Internet. The Company's solutions enable the secure distribution of high quality music files while providing consumers with the ability to access, preview and purchase that music via the Internet.

  In July 1999, the Company completed its initial public offering of common stock. A total of 4,800,000 shares were sold at $15.00 per share. Net proceeds to the Company, after deducting the underwriting discount and offering expenses, were $65.9 million.

Unaudited interim results

  The interim financial statements as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and cash flows as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999. The financial data and other information disclosed in these notes to financial statements related to these periods are unaudited. The results for the nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for the year ending December 31, 1999.

Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                               LIQUID AUDIO, INC.

Cash and cash equivalents and short-term investments

  All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents, and those with maturities greater than three months are considered short-term investments. Cash and cash equivalents consist of cash on deposit with banks, money market funds and commercial securities that are stated at cost, which approximates fair value. The Company classifies all short-term investments as available-for-sale. Accordingly, these investments are carried at fair value. The fair value of such securities approximates cost, and there were no material unrealized gains or losses at December 31, 1998 and September 30, 1999 (unaudited). The following schedule summarizes the estimated fair value of the Company's cash, cash equivalents and short-term investments (in thousands):

                                                     December 31,
                                                    -------------- September 30,
                                                     1997   1998       1999
                                                    ------ ------- -------------
                                                                    (unaudited)
Cash and cash equivalents:
 Cash.............................................. $  136 $ 1,034    $ 1,318
 Money market funds................................  2,251   3,102        533
 Commercial securities.............................     --  10,007     61,062
                                                    ------ -------    -------
                                                    $2,387 $14,143    $62,913
                                                    ====== =======    =======
Short-term investments:
 Commercial securities............................. $  --  $   --     $ 3,637
 U.S. Government bonds.............................    --    3,001      3,966
                                                    ------ -------    -------
                                                    $  --  $ 3,001    $ 7,603
                                                    ====== =======    =======

  All short-term investments had a contractual maturity of one year or less.

Concentration of credit risk

  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Substantially all of the Company's cash and cash equivalents are invested in a highly-liquid money market fund and commercial securities with major financial institutions. Short-term investments are invested in government bonds. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses. Credit losses to date have been within management's estimates.

  The following table sets forth customers comprising 10% or more of the Company's total net revenues for each of the periods indicated:

                                Period from                      Nine Months
                                January 30,                         Ended
                              1996 (inception)  Year Ended        September
                                  Through      December 31,          30,
                                December 31,   ---------------   -------------
   Customer                         1996        1997     1998    1998    1999
   --------                   ---------------- ------   ------   -----   -----
                                                                 (unaudited)

   A.........................        --            49%              --      --
   B.........................        --            12       --      --      --
   C.........................        --            10       --      --      --
   D.........................        --            --       34%     29%     --
   E.........................        --            --       --      --      31%
   F.........................        --            --       --      13      35
   G.........................        --            --       --      --      12

                               LIQUID AUDIO, INC.

  At December 31, 1997, two customers represented 17% and 16%, respectively, of gross accounts receivable. At December 31, 1998, one customer represented 26% of gross accounts receivable. At September 30, 1999, one customer represented 27% (unaudited) of gross accounts receivable.

Fair value of financial instruments

  The Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable, capital lease obligations, an equipment loan, a line of credit and a note payable to a related party are carried at cost. The Company's short-term financial instruments approximate fair value due to their relatively short maturities. The carrying value of the Company's long-term financial instruments approximate fair value as the interest rates approximate current market rates of similar debt. The Company does not hold or issue financial instruments for trading purposes.

Property and equipment

  Property and equipment, including leasehold improvements, are stated at historical cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, generally three years, or for leasehold improvements, the term of the lease, whichever is shorter. Assets held under capital leases are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the life of the lease, generally three years.

  Long-lived assets held and used by the Company, or to be disposed of, are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows (undiscounted and before interest) from the use of the asset is less than the net book value of the asset. The amount of the impairment loss will generally be measured as the difference between net book value of the assets and their estimated fair values. Based on its most recent analysis, the Company believes that no impairment of long-lived assets existed at December 31, 1996, 1997 and 1998 and September 30, 1999 (unaudited).

Revenue recognition

  The Company's revenues are derived from the licensing of software products (including maintenance), hosting, music delivery, encoding, integration and installation services, and business development contracts. Revenues are recognized for the various contract elements based upon vendor-specific objective evidence of the fair value for each element, in accordance with Statement of Position No. 97-2, "Software Revenue Recognition" ("SOP 97-2") and related guidance. License revenues are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant Company obligations with regard to implementation or integration exist, the fee is fixed or determinable and collectibility is probable. Provisions for sales returns are provided at the time of revenue recognition based upon estimated returns.

  Maintenance and hosting fees are deferred and recognized as service revenue on a straight-line basis over the life of the related contract, which is typically one year. Music delivery service revenue is recognized at the time digital music is delivered. Encoding, integration and installation service fees are deferred and recognized as service revenue over the period the services are provided.

  Business development revenue consists of business development fees derived from contractual agreements with the Company's strategic partners. These U.S. dollar denominated nonrefundable fees are based upon agreements whereby the strategic partners are contractually obligated to pay to the Company a fixed fee for the opportunity to develop businesses in various countries using the Company's proprietary technology. The fees are recognized by the Company as earned, the specific timing of which depends on the terms and conditions of the particular contractual arrangements. In addition to the business development fees recognized by the Company, other fees are recognized as products are delivered (see note 2).

                               LIQUID AUDIO, INC.

Research and development costs

  Expenditures for research and development are charged to expense as incurred. Under Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," certain software development costs are capitalized after technological feasibility has been established. Development costs incurred in the period from achievement of technological feasibility, which the Company defines as the establishment of a working model, until the general availability of such software to customers, has been short, and therefore software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs as of December 31, 1998 or September 30, 1999 (unaudited).

Advertising

  Advertising costs are expensed as incurred. The following table sets forth advertising costs (in thousands):

                                        Period from                  Nine Months
                                        January 30,                     Ended
                                      1996 (inception)  Year Ended    September
                                          Through      December 31,      30,
                                        December 31,   ------------- -----------
                                            1996        1997   1998  1998  1999
                                      ---------------- ------ ------ ----- -----
                                                                     (unaudited)
Advertising costs....................   $        --    $  53  $  247 $ 151 $ 612

Stock-based compensation

  The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and Financial Accounting Standards Board Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans", and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force No. 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

Income taxes

  Income taxes are accounted for using the asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of the enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Net loss per share

  The Company computes net loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128") and SEC Staff Accounting Bulletin No. 98 ("SAB No. 98"). Under the provisions of SFAS No. 128 and SAB No. 98, basic and diluted net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average

                               LIQUID AUDIO, INC.

number of common shares outstanding during the period. The calculation of diluted net loss per share excludes potential common shares if the effect is anti-dilutive. Potential common shares consist of unvested restricted common stock, incremental common shares issuable upon the exercise of stock options, shares issuable upon conversion of the Series A, Series B and Series C mandatorily redeemable convertible preferred stock and common shares issuable upon the exercise of common and mandatorily redeemable convertible preferred stock warrants.

  The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except per share amounts):

                            Period from                        Nine Months
                            January 30,      Year Ended      Ended September
                          1996 (inception)  December 31,           30,
                          Through December ----------------  -----------------
                              31, 1996      1997     1998     1998      1999
                          ---------------- -------  -------  -------  --------
                                                               (unaudited)
Numerator:
 Net loss................     $(1,264)     $(6,216) $(8,539) $(5,946) $(16,035)
                              -------      -------  -------  -------  --------
Denominator:
 Weighted average
  shares.................       2,288        3,682    3,888    3,923     8,469
 Weighted average
  unvested common shares
  subject to repurchase..      (2,203)      (2,426)  (1,517)  (1,696)     (714)
                              -------      -------  -------  -------  --------
 Denominator for basic
  and diluted
  calculation............          85        1,256    2,371    2,227     7,755
                              =======      =======  =======  =======  ========
Net loss per share:
 Basic and diluted.......     $(14.93)     $ (4.95) $ (3.60) $ (2.67) $  (2.07)
                              =======      =======  =======  =======  ========

  The following table sets forth potential shares of common stock that are not included in the diluted net loss per share calculation above because to do so would be anti-dilutive for the periods indicated (in thousands):

                                                         December    September
                                                            31,         30,
                                           December 31, ----------- -----------
                                               1996     1997  1998  1998  1999
                                           ------------ ----- ----- ----- -----
                                                                    (unaudited)
 Series A mandatorily redeemable
  convertible preferred stock.............    3,050     3,050 3,050 3,050 3,050
 Series B mandatorily redeemable
  convertible preferred stock.............       --     3,187 3,187 3,187 3,187
 Series C mandatorily redeemable
  convertible preferred stock.............       --        -- 3,507 3,507 3,507
 Mandatorily redeemable convertible
  preferred stock warrants................       --         9    18    20    20
 Common stock options.....................      419       861 1,067   850 1,336
 Common stock warrants....................       --        --    49    49   695

Pro forma net loss per share (unaudited)

  Pro forma net loss per share for the year ended December 31, 1998 and September 30, 1999 is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's Series A, Series B and Series C mandatorily redeemable convertible preferred stock into shares of the Company's common stock effective upon the closing of the Company's initial public offering ("offering") as if such conversion occurred on January 1, 1998, or at date of original issuance, if later. The resulting pro forma adjustment includes an increase in the weighted average shares used to compute basic and diluted net loss per share of 7,670,982 and 6,806,000 for the year ended December 31, 1998 and September 30, 1999, respectively. The calculation of diluted net loss per share excludes potential common shares as the effect would be anti-dilutive. Pro forma common equivalent shares are composed of unvested

                               LIQUID AUDIO, INC.

restricted common stock and incremental common shares issuable upon the exercise of stock options and warrants.

Comprehensive income

  The Financial Accounting Standards Board ("FASB") recently issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. The Company adopted SFAS No. 130 on January 1, 1998. To date, the Company has not had any significant transactions that are required to be reported as other comprehensive income other than its net loss.

Segment information

  The FASB recently issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 supersedes Statement of Financial Accounting
Standards No. 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management approach." The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas and major customers. The Company adopted SFAS No. 131 on January 1, 1998. The Company has determined that it does not have any separately reportable business or geographic segments.

Recent accounting pronouncements

  In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires all costs related to the development of internal use software other than those incurred during the application development stage to be expensed as incurred. Costs incurred during the application development stage are required to be capitalized and amortized over the estimated useful life of the software. SOP 98-1 is effective for the Company's fiscal year ending December 31, 1999. Adoption is not expected to have a material effect on the Company's financial statements.

  In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if so, the type of hedge transaction. The Company does not expect that the adoption of SFAS No. 133 will have a material effect on its financial statements.

  In December 1998, the AICPA issued Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions" ("SOP 98-9"), which amends certain elements of SOP 97-2 and provides additional authoritative guidance on software revenue recognition. SOP 98-9 is effective for fiscal years beginning after March 15, 1999. The Company does not expect that the adoption of SOP 98-9 will have a material effect on its financial statements.

                               LIQUID AUDIO, INC.

Reclassifications

  Certain reclassifications have been made to the prior years' financial statements to conform to current period presentation.

NOTE 2--RELATED PARTIES:

Investment in Liquid Audio Korea

  In December 1998, the Company signed an agreement with a strategic partner (the "strategic partner") to establish a Korean corporation, Liquid Audio Korea Co. Ltd. ("LAK"), to develop a local business to enable the digital delivery of music to customers in Korea. LAK is the exclusive reseller and distributor of the Company's software products in Korea, under an agreement expiring on December 31, 2003. The Company paid $400,000 for 40% of the outstanding common stock of LAK and will account for its investment in LAK using the equity method of accounting. As of December 31, 1998, the Company's investment in LAK is recorded at zero due to the recognition of equity investee losses equal to the investment balance. The equity investee losses of $400,000 were recorded as an offset to the business development revenue recognized from LAK. The Company will not record its share of additional losses during this development stage since there is no obligation on the part of the Company to pay LAK or any other party for those losses. If LAK generates sufficient profits to recoup its initial operating losses, the Company will re-instate the equity method of accounting.

Investment in Liquid Audio Japan

  In April 1998, the Company signed an agreement with a strategic partner (the "strategic partner") to establish a Japanese corporation, Liquid Audio Japan ("LAJ"). LAJ is the exclusive reseller and distributor of the Company's software products in Japan. At December 31, 1998, the initial capitalization of LAJ was provided by the strategic partner, and in March 1999, the Company purchased 18% of the issued and outstanding shares in LAJ from the strategic partner for $378,000. The Company retains the option, expiring on December 31, 2003, to purchase an additional 2% of the capital of LAJ from the strategic partner, at the then fair market value of LAJ's shares. The Company also has a put option whereby the Company can require the strategic partner to purchase its shares in LAJ at the then fair market value, if certain performance measures of LAJ, as defined, are not met. The Company's purchase of shares in LAJ was funded by a loan from a related entity of the Japanese strategic partner. This loan, denominated in Japanese yen, is repayable on December 31, 2003. Interest on the loan bears interest at 0.5% above a Japanese bank's prime rate (3.1% at September 30, 1999 (unaudited)) and is payable quarterly. The loan is classified in the balance sheet as a non-current note payable to a related party and recorded at the prevailing exchange rate at September 30, 1999 (unaudited). The Company will use the equity method of accounting for this investment due to the Company's ability to significantly influence the LAJ operations. As of September 30, 1999 (unaudited), the Company's investment in LAJ was deemed to be impaired due to substantial doubt regarding recoverability and the significant losses that are expected to be incurred during LAJ's initial operating periods. The impairment conclusion was based upon the lack of sufficient earnings and cash flows for LAJ for the foreseeable future, the lack of a commercially viable product to introduce into the Japan marketplace, the lack of a proven business model that will sustain the competitive and technological challenges inherent in the local environment, and the unstable nature of the economy in Japan. The $378,000 (unaudited) write-off of this investment was recorded in March 1999 and is included in sales and marketing expenses for the three months ended March 31, 1999. The Company will not record its share of those losses during this development stage since there is no obligation on the part of the Company to pay LAJ or any other party for those losses. The Company discontinued use of the equity method of accounting at March 31, 1999. If LAJ generates sufficient profits to recoup its initial operating losses, the Company will re-instate the equity method of accounting.

                               LIQUID AUDIO, INC.

Other transactions

  During the year ended December 31, 1998 and the nine months ended September 30, 1999, the Company recorded business development revenues totaling $1,300,000 and $1,565,000 (unaudited), respectively. The components of these amounts are as follows (in thousands):

                                                                   Nine  Months
                                                       Year Ended      Ended
                                                      December 31, September 30,
                                                          1998         1999
                                                      ------------ -------------
                                                                    (unaudited)
Business development revenues:
 Consulting and other services.......................    $1,200       $1,243
 License fees and other..............................       100          322
                                                         ------       ------
                                                         $1,300       $1,565
                                                         ======       ======

  At September 30, 1999, fees received in advance of recognition as business development revenues were $555,000 (unaudited). This amount is classified as deferred revenue on the balance sheet and will be recognized ratably as revenue over the five months ending February 28, 2000. The remaining balance represents a deposit on future deliveries of products.

NOTE 3--BALANCE SHEET COMPONENTS (in thousands):

                                                    December 31,
                                                    -------------  September 30,
                                                    1997    1998       1999
                                                    -----  ------  -------------
                                                                    (unaudited)
Accounts receivable, net:
 Accounts receivable............................... $ 140  $  607     $   339
 Allowance for doubtful accounts...................   (56)   (231)       (156)
                                                    -----  ------     -------
                                                    $  84  $  376     $   183
                                                    =====  ======     =======

  Write-offs against the allowance for doubtful accounts were $34,000 and $108,000 in the year ended December 31, 1998 and the nine months ended
September 30, 1999 (unaudited), respectively.

                                                    December 31,
                                                    -------------  September 30,
                                                    1997    1998       1999
                                                    -----  ------  -------------
                                                                    (unaudited)
Property and equipment:
 Computer equipment and purchased software......... $ 595  $1,460     $ 4,673
 Furniture and fixtures............................   193     324         488
 Leasehold improvements............................    38     329         411
                                                    -----  ------     -------
                                                      826   2,113       5,572
 Less: accumulated depreciation and amortization...  (155)   (606)     (1,252)
                                                    -----  ------     -------
                                                    $ 671  $1,507     $ 4,320
                                                    =====  ======     =======

                               LIQUID AUDIO, INC.

  Property and equipment includes $424,000, $729,000 and $766,000 (unaudited) of equipment under capital leases at December 31, 1997 and 1998, and September 30, 1999, respectively. Accumulated depreciation and amortization for equipment under capital leases was $129,000, $352,000 and $544,000 (unaudited) at December 31, 1997 and 1998, and September 30, 1999, respectively.

                                                         December
                                                            31,
                                                         --------- September 30,
                                                         1997 1998     1999
                                                         ---- ---- -------------
                                                                    (unaudited)
Accrued expenses and other current liabilities:
 Compensation and benefits.............................. $174 $345    $  975
 Consulting and professional services...................  172  147       449
 Accrued marketing expenses.............................  251  162       389
 Other..................................................  135  278       548
                                                         ---- ----    ------
                                                         $732 $932    $2,361
                                                         ==== ====    ======

NOTE 4--BORROWINGS:

Lines of credit

  In 1996, the Company entered into a revolving credit agreement with a bank (the "Bank") under which it could borrow up to $400,000. The Company had $400,000 outstanding on this revolving line on December 31, 1997. The revolving line of credit was collateralized by substantially all of the Company's assets, bore interest at the Bank's prime rate plus 3% and expired on April 30, 1998, at which time the principal was repaid.

  In November 1998, the Company entered into a revolving line of credit with the Bank which provides for borrowings of up to 80% of eligible accounts receivable (as defined) up to a maximum of $1,000,000 through November 1999. Any advances would bear interest at the Bank's prime interest rate (7.75% at December 31, 1998 and 8.25% at September 30, 1999 (unaudited)). Borrowings under the line of credit would be collateralized by substantially all of the Company's assets. No advances have been obtained to date under the line of credit.

Equipment loan

  Pursuant to the terms of an equipment financing agreement with the Bank, the Company has a $3,000,000 line of credit to be used specifically to purchase computer and office equipment. The line expires in November 1999. Under the line, the Company borrowed amounts totalling $920,000 and $1,766,000 from the date of the agreement (November 1, 1998) through December 31, 1998 and September 30, 1999 (unaudited), respectively. Borrowings under the line are repayable in monthly installments over three years and bear interest at the Bank's prime interest rate plus 0.25% (8.0% at December 31, 1998 and 8.5% at September 30, 1999 (unaudited)). Borrowings are secured by the related equipment and other assets of the Company.

  Under the equipment line of credit, the Company is required to meet certain monthly reporting and financial covenants, including minimum operating results and certain liquidity, leverage and debt service ratios. At December 31, 1998 and September 30, 1999 (unaudited), the Company was in compliance with all such covenants.

                               LIQUID AUDIO, INC.

  Future minimum principal payments under the equipment line at December 31, 1998 are as follows (in thousands):

     Year Ending December 31,
     ------------------------
      1999.............................................................. $ 281
      2000..............................................................   307
      2001..............................................................   307
      2002..............................................................    25
                                                                         -----
                                                                           920
     Less current portion...............................................  (281)
                                                                         -----
     Non-current portion................................................ $ 639
                                                                         =====

Short-term loans

  In May 1997, the Company entered into a short-term loan facility for $1,000,000 with a bank. The company borrowed $400,000 during the year ended December 31, 1997 under this facility. In April 1998, the company entered into a short-term loan facility for $2,400,000 with a bank. The Company borrowed $1,330,000 during the year ended December 31, 1998 under this facility. Both short-term loans were repaid and the facilities have expired.

NOTE 5--MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK:

  Mandatorily redeemable convertible preferred stock, $0.001 par value at December 31, 1998, was comprised of the following (in thousands):

                                                                     Liquidation
                                                      Shares             and
                                              ---------------------- Redemption
                                              Authorized Outstanding   Amount
                                              ---------- ----------- -----------
     Series A................................    3,050      3,050      $ 2,001
     Series B................................    3,355      3,187        6,246
     Series C................................    4,500      3,507       21,554
                                                ------      -----      -------
                                                10,905      9,744      $29,801
                                                ======      =====      =======

  The rights of holders of mandatorily redeemable convertible preferred stock with respect to voting, dividends, liquidation and conversion and redemption are as follows:

Voting

  Each share of Series A, Series B and Series C mandatorily redeemable convertible preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible.

Dividends

  Holders of Series A, Series B and Series C mandatorily redeemable convertible preferred stock are entitled to noncumulative, preferential dividends of $0.059, $0.176 and $0.5526, respectively, per share per annum when and if declared by the Board of Directors. The holders of Series A, Series B and Series C mandatorily redeemable convertible preferred stock will also be entitled to participate in dividends on common stock, when and if declared by the Board of Directors, based on the number of shares of common stock into which the

                               LIQUID AUDIO, INC.

mandatorily redeemable convertible preferred stock is convertible. As of March 31, 1999, no dividends on mandatorily redeemable convertible preferred stock or common stock had been declared or paid.

Liquidation

  In the event of any liquidation, dissolution, winding up, or consolidation or merger of the Company resulting in an ownership change of greater than 50%, distributions to stockholders are to be made in the following manner:

  The holders of the Series A, Series B and Series C mandatorily redeemable convertible preferred stock are entitled to receive, prior and in preference to any distribution of the assets of the Company to the holders of the common stock, the amounts of $0.656, $1.96 and $6.14 per share, respectively, for each share of Series A, Series B and Series C mandatorily redeemable convertible preferred stock then held plus all declared and unpaid dividends, if any, on such shares. If the assets of the Company are insufficient to permit this distribution, the assets of the Company would be distributed ratably, between the holders of Series A, Series B and Series C mandatorily redeemable convertible preferred stock on a pari passu basis according to the liquidation preferences of each series and as between the holders of shares of a particular series, in proportion to the amount of such stock of such series owned by such holder.

  Thereafter, mandatorily redeemable convertible preferred stock and common stock stockholders would share proceeds pro rata, on an as-converted basis, until holders of Series A and Series B mandatorily redeemable convertible preferred stock have recovered an amount of $3.936 per share (excluding amounts already paid) and holders of Series C mandatorily redeemable convertible preferred stock have recovered an amount of $8.18 per share (excluding amounts already paid). All further proceeds would be distributed to the common stockholders.

Conversion

  Each share of Series A, Series B and Series C mandatorily redeemable convertible preferred stock is convertible at the option of the holder at any time into shares of common stock based on a conversion rate as defined in the amended and restated Certificate of Incorporation, which currently results in a conversion rate of 1:1. Each share of Series A, Series B and Series C mandatorily redeemable convertible preferred stock will automatically be converted into shares of common stock at the then effective conversion rate upon the closing of a firm commitment underwritten initial public offering of the Company's common stock at a price not less than $8.33 per share with total proceeds in excess of $15,000,000 or on the date upon which the Company obtains the consent of the holders of 2/3's of the then outstanding shares of mandatorily redeemable convertible preferred stock.

Redemption

  At the option of the holders of the Series A, Series B and Series C mandatorily redeemable convertible preferred stock, subsequent to six years from the date of first issuance of Series C mandatorily redeemable convertible preferred stock, but within 30 days of written request from holders of not less than 2/3 of the then outstanding Series A, Series B and Series C mandatorily redeemable convertible preferred stock, the Company will redeem the shares specified in such request for a sum equal to $0.656, $1.96 and $6.14, respectively, per share plus all declared but unpaid dividends.

Warrants

  In connection with certain short-term loans received by the Company in 1997 and 1998 (see note 4), the Company issued warrants to purchase 15,306 shares of Series B mandatorily redeemable preferred stock for

                               LIQUID AUDIO, INC.

$1.96 per share and 4,544 shares of Series C mandatorily redeemable preferred stock for $6.14 per share respectively. The warrants expire on the earlier of 2002 and 2005, respectively, or two years after an initial public offering. The Company determined the value of the warrants issued in 1997 and in 1998 to be nominal, based on the Black-Scholes option pricing model.

NOTE 6--COMMON STOCK:

  In April 1999, the Company's Certificate of Incorporation was amended and restated to authorize the issuance of 25,878,000 shares of common stock at $0.001 par value.

  In February 1998, the Company's Board of Directors authorized a three-for-two stock split (i.e., one existing share is equivalent to one and one-half post-split shares). All share and per share data in these financial statements have been restated to reflect this stock split.

  In April 1996, the Company issued 3,431,000 shares of restricted common stock at $0.00133 per share to the Company's founders. The restricted common stock vests at a rate of 25% at the end of the first year and then 2.083% each month thereafter until 100% vested. The Company has the right to repurchase unvested shares, and in October 1998, approximately 88,000 shares of unvested founders' common stock was repurchased. At December 31, 1997, December 31, 1998 and September 30, 1999, approximately 1,644,000, 2,481,000 and 3,010,000
(unaudited) shares had vested, respectively.

  As of December 31, 1998, the Company had reserved the following number of shares of common stock for future issuance (in thousands):

                                                                  December 31,
                                                                      1998
                                                                  ------------
     Conversion of Series A mandatorily redeemable convertible
      preferred stock............................................     3,050
     Conversion of Series B mandatorily redeemable convertible
      preferred stock and warrants...............................     3,202
     Conversion of Series C mandatorily redeemable convertible
      preferred stock and warrants...............................     3,512
     Common stock warrant........................................        49
     Options under Stock Option Plan.............................     1,138
                                                                     ------
                                                                     10,951
                                                                     ======

Warrants

  In February 1997, the Company entered into a marketing agreement whereby the Company and another company jointly developed and marketed a certain feature specification of the Company's software products. Pursuant to this agreement, the Company issued 38,316 shares of the Company's common stock and a warrant to purchase 48,860 shares of common stock at $6.14 per share. The warrant expires on January 1, 2001. The Company accrued $107,000 during the year ended December 31, 1997 for the estimated fair value of the warrant, based on the Black-Scholes option pricing model.

  In March and April 1999, the Company granted fully vested common stock warrants to purchase 15,000 shares at $6.56 per share. The warrants expire through April 2004.

  In June 1999, the Company signed a strategic marketing agreement with Amazon.com, Inc. ("Amazon.com"). Pursuant to this agreement, the Company issued warrants to purchase approximately 381,000 shares of the Company's common stock at $6.56 per share, of which 254,000 shares vested

                               LIQUID AUDIO, INC.

immediately and 127,000 shares vest over a 12-month period commencing if and when the Company and Amazon.com sign a definitive agreement to utilize the Company's technology for a specific business program. The warrants expire through June 2004. The Company has valued the immediately vested 254,000 shares at approximately $2.0 million, based on the Black-Scholes pricing model and the provisions of Emerging Issues Task Force No. 96-18 "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF 96-18"), which is being recognized as strategic marketing-equity instruments expense over the 12-month term of the initial marketing agreement. The 127,000 shares, which will vest over a 12-month period, will be valued at the then fair market value of the Company's common stock if and when a commitment for performance by Amazon.com has been reached or at the date when Amazon.com has performed its contractual obligations under the agreement.

  In June 1999, the Company signed an agreement with Virgin Holdings, Inc., an affiliate of EMI Recorded Music ("EMI"), to facilitate the production of music for delivery over the Internet utilizing the Company's technology. Pursuant to this agreement, the Company issued and delivered 100,000 shares of common stock to EMI. These shares were valued at $1.1 million and immediately recognized as strategic marketing-equity instruments expense during the three months ended June 30, 1999.

  In August 1999, the Company signed a marketing and distribution agreement with an Internet portal to promote the digital distribution of digital music and the Internet portal's web site. Under the agreement, the Company agreed to grant the Internet portal three warrants totaling 250,000 shares of common stock, which have been accounted for in accordance with EITF 96-18. The first warrant for 83,334 shares at $26.36 per share vests immediately and has been valued by the Company using the Black-Scholes pricing model at $903,000, which is being recognized ratably as strategic marketing-equity instruments expense over the 12-month term of the agreement. The second warrant for 83,333 shares at $40.00 per share vests in August 2000. The value of the warrant is being determined using the Black-Scholes pricing model, which was $1.9 million at September 30, 1999, and is being recognized ratably as marketing-equity instruments expense over the 12-month term of the agreement and is being remeasured each quarter, using the market value of the Company's stock, until the warrant vests. The third warrant, which may be issued if the relationship with the Internet portal is extended beyond the first year, for 83,333 shares at $50.00 per share would commence to vest in August 2000, at which time the Company will determine the value of this warrant.

NOTE 7--EMPLOYEE BENEFIT PLANS:

401(k) Savings Plan

  The Company sponsors a 401(k) defined contribution plan covering eligible employees who elect to participate. The Company may elect to contribute matching and discretionary contributions to the plan; however, no contributions have been made by the Company since inception of the plan.

Stock Option Plan

  In September 1996, the Board of Directors adopted the 1996 Equity Incentive Plan (the "Plan") which initially provided for the granting of up to 1,144,000 incentive stock options and nonqualified stock options. In August 1997, October 1998 and April 1999, an additional 441,000, 88,000 and 1,600,000 shares, respectively, were authorized for grants under the Plan. Under the Plan, incentive stock options may be granted to employees of the Company and nonqualified stock options and stock purchase rights may be granted to consultants, employees, directors and officers of the Company. Options granted under the Plan are for periods not to exceed ten years, and must be issued at prices not less than 100% and 85%, for incentive and nonqualified stock options, respectively, of the fair market value of the stock on the date of grant as determined by the Board of

                               LIQUID AUDIO, INC.

Directors. Options granted under the Plan generally vest 25% after the first year and then 2.083% each month thereafter until 100% vested. Options granted to stockholders who own greater than 10% of the outstanding stock must be for periods not to exceed five years and must be issued at prices not less than 110% of the estimated fair market value of the stock on the date of grant as determined by the Board of Directors. In April 1999, the Plan was also amended to provide for annual increases on January 1 equal to the lesser of 1,500,000 shares, 5% of the outstanding shares on such date or a lesser amount determined by the Board of Directors.

  The following table summarizes stock option activity under the Plan (shares in thousands):

                                                         Options Outstanding
                                                        ----------------------
                                                                   Weighted
                                               Options             Average
                                              Available         Exercise Price
                                              for Grant Shares    Per Share
                                              --------- ------  --------------
   Authorized................................   1,144      --       $   --
   Options granted...........................    (419)    419        0.067
                                               ------   -----
   Balance at December 31, 1996..............     725     419        0.067
    Additional options authorized............     441      --           --
    Options granted..........................  (1,108)  1,108        0.154
    Options exercised........................      --    (469)       0.067
    Options canceled.........................     197    (197)       0.067
                                               ------   -----
   Balance at December 31, 1997..............     255     861        0.130
    Additional options authorized............      88      --           --
    Repurchase of common stock in connection
     with unvested stock options previously
     exercised...............................      24      --           --
    Options granted..........................    (512)    512         1.01
    Options exercised........................      --     (90)       0.067
    Options canceled.........................     216    (216)        0.11
                                               ------   -----
   Balance at December 31, 1998..............      71   1,067         0.68
    Additional options authorized............   1,600      --           --
    Repurchase of common stock in connection
     with unvested stock options previously
     exercised (unaudited)...................      37      --           --
    Options granted (unaudited)..............   (773)     773        10.01
    Options exercised (unaudited)............      --    (324)        2.70
    Options canceled (unaudited).............     180    (180)        1.34
                                               ------   -----
   Balance at September 30, 1999
    (unaudited)..............................   1,115   1,336         5.94
                                               ======   =====

  During the period from January 30, 1996 (inception) through December 31, 1996, the Company granted options to purchase 22,500 shares of common stock to consultants in exchange for services at an exercise price of $0.067 per share. The Company determined the value of the options granted to be nominal. During the nine months ended September 30, 1999 (unaudited), the Company granted an option to purchase 20,000 shares of common stock to a consultant in exchange for services at an exercise price of $2.50 per share. The Company determined the value of the option to be $142,000, based on the Black-Scholes option pricing model. Of this amount, $71,000 was recognized as research and development expense in the nine months ended September 30, 1999 (unaudited).

                               LIQUID AUDIO, INC.

  The following table summarizes information concerning outstanding and exercisable options as of December 31, 1998 (shares in thousands):

                                                               Options Vested and
                                   Options Outstanding            Exercisable
                            --------------------------------- --------------------
                                                     Weighted             Weighted
                                          Weighted   Average              Average
                                          Average    Exercise             Exercise
                                         Remaining    Price                Price
                              Number    Contractual    Per      Number      Per
 Range of Exercise Prices   Outstanding Life (years)  Share   Outstanding  Share
 ------------------------   ----------- ------------ -------- ----------- --------
  $0.067.................        129        7.65      $0.067       66      $0.067
   0.194.................        534        8.63       0.194      152       0.194
   0.333-0.40............        154        9.24       0.393       --          --
   1.50-2.00.............        250        9.76       1.750       30        1.50
                               -----                              ---
                               1,067                              248
                               =====                              ===

Fair value disclosures

  Pro forma information regarding net loss and net loss per share is required by FAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted under the fair value method. The fair value for these options was estimated using the Black-Scholes option pricing model.

  The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of options of publicly traded companies and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

  The Company calculated the minimum fair value of each option grant on the date of grant using the Black-Scholes option pricing method as prescribed by SFAS No. 123 using the following assumptions:

                                                Period From
                                                January 30,
                                              1996 (inception)  Year Ended
                                                  Through      December 31,
                                                December 31,   ---------------
                                                    1996        1997     1998
                                              ---------------- ------   ------
     Risk-free rates.........................       6.4%          6.2%     5.8%
     Expected lives (in years)...............       4.0           4.0      4.0
     Dividend yield..........................       0.0%          0.0%     0.0%
     Expected volatility.....................       0.0%          0.0%     0.0%

                               LIQUID AUDIO, INC.

  Had compensation costs been determined based upon the fair value at the grant date for awards under these plans, consistent with the methodology prescribed under SFAS No. 123, the Company's pro forma net loss attributable to common stockholders and pro forma basic and diluted net loss per share under SFAS
No. 123 would have been:

                                                    Period From
                                                    January 30,
                                                  1996 (inception)  Year Ended
                                                      Through      December 31,
                                                    December 31,   -------------
                                                        1996        1997   1998
                                                  ---------------- ------ ------
     Pro forma net loss (in thousands)...........      $1,267      $6,229 $8,579
     Pro forma net loss per share................      $14.91       $4.96  $3.62

  The weighted average minimum value of options granted with an exercise price less than the fair market value of stock on the date of grant were:

                                                  Period From
                                                  January 30,
                                                1996 (inception)  Year Ended
                                                    Through      December 31,
                                                  December 31,   -------------
                                                      1996        1997   1998
                                                ---------------- ------ ------
     Weighted average minimum value of options
      granted during period...................       $0.61       $ 1.80 $ 4.84

Unearned stock-based compensation

  In connection with certain stock option grants, the Company recognized unearned compensation which is being amortized over the vesting periods of the related options, usually four years, using an appropriate accelerated basis. The total unearned compensation recorded by the Company from January 30, 1996 (inception) through September 30, 1999 was $4,295,000. The fair value per share used to calculate unearned compensation was derived by reference to the preferred stock values, reduced by a nominal discount factor (10%), since inception. Future compensation charges are subject to reduction for any employee who terminates employment prior to the expiration of such employee's option vesting period.

  The following table sets forth unearned compensation and the amortization of unearned compensation (in thousands):

                                      Period From                  Nine Months
                                      January 30,                     Ended
                                    1996 (inception)  Year Ended    September
                                        Through      December 31,      30,
                                      December 31,   ------------- -----------
                                          1996        1997   1998  1998  1999
                                    ---------------- ------ ------ ---- ------
                                                                   (unaudited)
     Unearned compensation.........       $239       $1,888 $1,714 $846 $  454
     Amortization of unearned
      compensation.................       $ 31       $  534 $1,241 $882 $1,119

Employee Stock Purchase Plan

  In April 1999, the Board of Directors adopted the 1999 Employee Stock Purchase Plan (the "Purchase Plan") and reserved 500,000 shares of common stock for issuance thereunder. The Purchase Plan was approved by the stockholders in June 1999. On each January 1, the aggregate number of shares reserved for issuance under the Purchase Plan will be increased by the lesser of 750,000 shares, 3% of the outstanding

                               LIQUID AUDIO, INC.

shares on such date or a lesser amount determined by the Board of Directors. The Purchase Plan will become effective on the first business day on which price quotations for the Company's common stock are available on the Nasdaq National Market. Employees are eligible to participate if they are customarily employed by the Company or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year and do not (i) immediately after grant own stock possessing 5% or more of the total combined voting capital stock, or (ii) possess rights to purchase stock under all of the employee stock purchase plans at an accrual rate which exceeds $25,000 worth of stock for each calendar year. The Purchase Plan permits participants to purchase common stock through payroll deductions up to 15% of the participant's compensation, as defined in the Purchase Plan, but limited to 2,500 shares per participant per purchase period. Each offering period includes four six-month purchase periods which will begin on June 1 and December 1 of each year, except for the offering period which starts on the first trading day on or after the effective date of the public offering. The price at which the common stock is purchased under the Purchase Plan is 85% of the lesser of the fair market value at the beginning of the offering period or at the end of the purchase period. The Purchase Plan will terminate after a period of ten years unless terminated earlier as permitted by the Purchase Plan.

NOTE 8--INCOME TAXES:

  The Company had approximately $13,000,000 of federal and $12,900,000 of state net operating loss carryforwards available to offset future taxable income at December 31, 1998, respectively. The federal and state net operating loss carryforwards expire in varying amounts beginning in 2011 and 2004, respectively. At December 31, 1998, the Company had approximately $210,000 of federal and $170,000 of state research and development credit carryforwards available to offset future taxable income, which, in the case of the federal carryforwards, expire in varying amounts beginning in 2011. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events that cause limitations in the amount of net operating loss carryforwards that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three-year period. As a result of this offering, such a change in ownership is expected to occur. Management has estimated that the net operating loss carryforwards from inception will be limited to $7,500,000 annually.

  Deferred taxes are composed of the following (in thousands):

                                                                December 31,
                                                               ----------------
                                                                1997     1998
                                                               -------  -------
     Deferred tax assets (liabilities)
      Depreciation and amortization........................... $   (17) $    12
      Other accruals and liabilities..........................     151      102
      Net operating loss and credit carryforwards.............   2,250    5,070
      Research and development credit carryforwards...........     181      380
                                                               -------  -------
      Total deferred tax assets...............................   2,565    5,564
                                                               -------  -------
      Less: Valuation allowance...............................  (2,565)  (5,564)
                                                               -------  -------
     Net deferred tax assets.................................. $    --  $    --
                                                               =======  =======

  The Company has incurred a loss in each period since its inception. Based on the available objective evidence, including the Company's history of losses, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company has provided for a full valuation allowance against its total deferred tax assets at December 31, 1997 and 1998 and September 30, 1999 (unaudited).

                               LIQUID AUDIO, INC.

NOTE 9--COMMITMENTS AND CONTINGENCIES:

Leases

  The Company leases its office facilities and certain equipment under noncancelable operating lease agreements which expire at various dates through 2002. The terms of the facility lease provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period, and has accrued for rent expense incurred but not paid. The lease requires that the Company pay all costs of maintenance, utilities, insurance and taxes. Rent expense under these leases is as follows (in thousands):

                                          Period From
                                          January 30,                Nine Months
                                              1996                      Ended
                                          (inception)   Year Ended    September
                                            Through    December 31,      30,
                                          December 31, ------------- -----------
                                              1996      1997   1998  1998  1999
                                          ------------ ------ ------ ----- -----
                                                                     (unaudited)
     Rent expense........................     $32      $  111 $  294 $ 213 $ 355

  Future minimum lease payments under all noncancelable capital and operating leases at December 31, 1998 are as follows (in thousands):

                                                               Capital Operating
     Year Ending December 31,                                  Leases   Leases
     ------------------------                                  ------- ---------
     1999.....................................................  $269     $241
     2000.....................................................   188      234
     2001.....................................................    86      216
     2002.....................................................    19      189
                                                                ----     ----
         Total minimum payments...............................   562     $880
                                                                         ====
     Less: amount representing interest.......................   (35)
                                                                ----
     Present value of capital lease obligations...............   527
     Less: Current portion....................................  (197)
                                                                ----
     Capital lease obligations, non-current portion...........  $330
                                                                ====

Litigation

  In April 1999, a former consultant of the Company filed a complaint against the Company. The complaint alleges both breach of contract and fraud and seeks approximately 588,000 shares of common stock. While there can be no assurances as to the outcome of this litigation, the Company believes the complaint is without merit, and intends to vigorously defend the complaint. No amount has been accrued for any potential liability in relation to this matter.

  In May 1999, a former employee of the Company filed a complaint against the Company in connection with the employee's termination. While there can be no assurances as to the outcome of this litigation, the Company believes the complaint is without merit, and intends to vigorously defend the complaint. No amount has been accrued for any potential liability in relation to this matter.

  In May 1999, an entity advised the Company that it believes the use of certain of the Company's software tools and client software products together infringes two patents to which this entity asserts it has rights. In June and July 1999, three separate entities each advised the Company that there may be certain patents to which they claim rights. While there can be no assurances as to the outcome of these claims, the Company believes the claims are without merit, and intends to vigorously defend against the claims. No amount has been accrued for any potential liabilities in relation to these matters.

                               LIQUID AUDIO, INC.

Contingencies

  From time to time, in the normal course of business, various claims are made against the Company. In the opinion of the management, there are no pending claims the outcome of which is expected to result in a material adverse effect on the financial position or results of operations of the Company.

[INSIDE BACK COVER]

serious music.

serious players.

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music to go

                                3,000,000 Shares


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                                  Common Stock


                                 -------------

                                   PROSPECTUS
                               December 14, 1999

                                 -------------


                                Lehman Brothers

                               Robertson Stephens

                           U.S. Bancorp Piper Jaffray

                             Dain Rauscher Wessels

                            Fidelity Capital Markets
             a division of National Financial Services Corporation
                      Facilitating Electronic Distribution